

building the future

ALPHARMA

2003 Annual Report



Major Markets & Customers	2003 Revenues by Business ($ millions)	Major Products	Approximate Number of Employees	Manufacturing Facilities
Key Markets U.S. Key Customers [illegible] chain drug stores and [illegible]	$525	Over 150 Generic and OTC Products Prescription and over-the-counter products in a number of therapeutic categories in most major dosage forms including difficult-to-formulate products (extended release, aerosol inhalants and nasal sprays) Branded Products Kadian® and Serax®	1,600	U.S. Baltimore, Maryland; Elizabeth, New Jersey; Lincolnton, North Carolina; Piscataway, New Jersey
[illegible] Presence in over 60 Countries Key Markets UK, Germany, Scandinavia, The Netherlands and Asia Pacific Key Customers Wholesalers, distributors, pharmacy chains and hospitals	$568	Over 650 Generic Products Represented in a number of therapeutic categories in most major dosage forms including difficult-to-formulate products (extended release, aerosol inhalants and nasal sprays)	2,500	Europe Barnstaple, United Kingdom; Copenhagen, Denmark; Lier, Norway; Vennesla, Norway Asia Pacific Foshan, China; Jakarta, Indonesia
[illegible] Presence in over 60 Countries Key Markets [illegible] Key Customers [illegible]	$124	10 Key Active Pharmaceutical Ingredients Key Products Bacitracin, Polymyxin B, Vancomycin, Amphotericin B, Colistin		Europe Budapest, Hungary; Copenhagen, Denmark; Oslo, Norway
Market Presence in over 50 Countries Key Markets U.S., Europe, Asia Pacific and Latin America Key Customers Poultry, cattle and swine integrators, feed-mills and premix companies, animal health distribution organizations, commercial fish farmers and producers	$296	Over 100 Products Antibiotics, antimicrobials, anticoccidials for delivery in both feed and water and vaccines for farmed fish Key Products BMD®, Aureomycin®, Bovatec®, Deccox™, Avatec®, Alpha-ject® vaccines	400	U.S. Chicago Heights, Illinois; Longmont, Colorado; Willow Island, West Virginia Europe Oslo, Norway; Overhalla, Norway



at-a-glance

> About Alpharma

Alpharma Inc. is a growing specialty pharmaceutical company with market leading positions as a global manufacturer and marketer of products for humans and animals. Alpharma's core elements include a global human generics and active pharmaceutical ingredients business, a growing branded products business and an internationally recognized animal health business, focused on products that enhance food quality and safety for humans.

> Human Pharmaceuticals

U.S. Human Pharmaceuticals

Market leader in generic pharmaceutical products in the U.S. with growing branded business.

Human Pharmaceuticals International

Generics

Market leader in generic pharmaceutical products in Europe with a growing presence in Southeast Asia.

Active Pharmaceutical Ingredients

Leading worldwide producer of key active pharmaceutical ingredients.

> Animal Health

Animal Health

Leading global manufacturer and marketer of pharmaceutical products for poultry, swine and cattle producers; leading producer of vaccines for farmed fish.

vision

> Through great people, superior processes and innovative solutions, we will be a leading company in making medicine accessible.

values

> **Bias for Action**—seizing opportunities and delivering results

> **Teamwork**—working together to exceed goals

> **Courage**—leading constructive change

> **Integrity**—acting on what is right

> **Creativity**—inspiring new ideas



Alpharma Revenue Momentum
(dollars in millions)


$1,500
1,200
900
600
300
0
$710
$893
$969
$1,231
$1,297
'99
'00
'01
'02
'03

Free Cash Flow*
(dollars in millions)


$120
100
80
60
40
20
0
(20)
(40)
(60)
$29
$(58)
$3
$71
$122**
'99
'00
'01
'02
'03

*Operating cash flow less capital expenditures and dividends.
**Excludes debt placement fees.

Years Ended December 31, *(in millions, except per share data)*	2003(1)	2002(2)	2001(3)	2000(4)	1999
Profit and Loss					
Net revenues	$1,297	$1,231	$ 969	$ 893	$ 710
Operating income (loss)	$ 104	$ (24)	$ 26	$ 125	$ 83
Net income (loss) from continuing operations	$ 23	$ (94)	$ (37)	$ 56	$ 30
Net income (loss)	$ 17	$ (100)	$ (38)	$ 55	$ 30
Share Data					
Diluted earnings (loss) per share:					
Income (loss) from continuing operations	$ 0.43	$ (1.88)	$ (0.89)	$ 1.50	$ 1.06
Net income (loss)	$ 0.32	$ (2.00)	$ (0.92)	$ 1.47	$ 1.05
Average common shares outstanding (diluted)	52.0	49.8	40.9	47.5*	28.1
Balance Sheet at December 31					
Total assets	$2,328	$2,297	$2,390	$1,610	$1,152
Stockholders' equity	$1,135	$1,002	$ 890	$ 846	$ 342

(1) Includes loss on extinguishment of debt after tax of $17.3 million ($0.33 per share).

(2) 2002 includes identified transactions of $145.5 million after tax, or approximately $2.90 per share.

(3) 2001 results include identified transactions of $67.1 million after tax, or $1.64 per share related to the 2001 acquisition of the F H Faulding businesses, deleveraging efforts and reorganization, refocus, and other actions.

(4) 2000 results include charges of $6.1 million pre-tax ($4.0 million after tax) or $.09 per share related to the acquisition of Roche MFA in May of 2000.

**Includes shares assumed issued under the if-converted method for the convertible notes.*



dear fellow shareholders:



Ingrid Wiik
President and Chief Executive Officer

In 2003, our highest priority was the improvement of FDA compliance at our U.S. human generic manufacturing sites. As a result, we increased compliance spending significantly and launched no new major products in the U.S., our largest human generic market. Our financial performance in 2003 reflects this focus on compliance, which negatively impacted revenue and earnings. We believe we made significant progress in our FDA compliance status in 2003, as well as in a number of other areas:

- *Growth.* The lack of major new products resulted in no significant gains in our U.S business and the benefits of new product launches in our international generics businesses were partially offset by continued price erosion. However, our API business revenues grew 49% and operating income grew 69%. In addition, our branded product Kadian® doubled in revenues, increasing from $32 million in 2002 to $65 million in 2003. We also took an opportunistic approach to our product pipeline and realized income relating to metformin ER through a profit-sharing agreement.

> *"In the past few years, we have built a talented and high performing work force to take us into the future."*

- *Operational Excellence.* We expanded our manufacturing capacity for APIs and extended release finished pharmaceuticals and rebalanced our work force, investing in the critical area of FDA compliance.
- *Cash Generation.* We generated record free cash flow and reduced debt significantly. We also refinanced debt, reducing the interest rate on our high yield debt from 12.5% to 8.625%.
- *People.* We added talent to all levels of the organization in 2003, and also began implementing key management processes that will enable us to keep our work force competitive.

Business Highlights:

In 2003, increased API and Kadian® sales drove revenue growth in our Human Pharmaceuticals business. However, stepped up compliance activities in the U.S., continued price competition in international markets, and charges related to work force reductions negatively impacted our operating margins. Additionally, cGMP improvement activities hindered our ability to launch new products in the U.S., and in Europe, recently launched products, like simvastatin, were met with intense competitive pressures. ANDA filings in the U.S. were minimal as resources were focused on FDA compliance improvements. Completion of FDA improvement efforts and increased investment in R&D are essential to accelerate the launch of new products and improve generics sales and profitability.

Generic competition affected revenue growth in Animal Health; however, the business stabilized, generated significant cash flow and improved its productivity through plant shutdowns, work force reductions and increased low cost raw material sourcing.

2004 Focus:

Our objectives for 2004 are clear:

- *Compliance.* We will work towards completion of our FDA compliance improvement program. This critical work demands significant time, resources, and financial investment. There are no shortcuts. We expect these efforts to be substantially completed by the end of 2004 and result in an FDA status that is both compliant and sustainable. We expect our success to be visible in the resumption of new product launches in the U.S. during the second half of 2004. We will also implement stronger financial controls and processes needed to comply with the new Sarbanes-Oxley requirements.
- *Growth.* We expect to improve productivity and increase our investment in research and development. Our 2003 focus on FDA compliance diverted resources from new product activities. In 2004, we will invest aggressively in our global pipeline of finished pharmaceuticals and APIs. We expect to show progress by a sharp increase in ANDA filings. We will also expand our fast growing branded business. We will increase the Kadian® sales force approximately 40% in order to reach a larger physician population and drive script growth. As a result, we expect continued revenue gains.
- *Operational Excellence.* We will continue to leverage our multinational positions in order to increase efficiency and maximize our competitive position. We are reviewing our product pipeline for global opportunities, and pursuing FDA approval for our highly efficient, low-cost UK finished pharmaceuticals plant. We will also begin to implement the robust processes we need to improve customer service, forecasting, purchasing, and inventory management.
- *Cash Generation.* We will continue to generate cash and improve our financial position. In a little over two years we have reduced our net debt level from more than $1 billion to below $800 million, primarily through the generation of free cash flow. We expect to continue this progress in 2004.
- *People.* Our performance and talent management processes will identify areas we need to address in order to increase our competitiveness.

In the past few years, we have built a talented and high performing work force to take us into the future. We are committed to developing a participative culture that is focused on learning and the achievement of our strategic goals. Our management team has been considerably strengthened, and we are adding talent at all layers of the organization. We will continue to realign our organization to effectively leverage our global leadership strengths and employee contributions.

Our vision for Alpharma is straightforward: Through great people, superior processes, and innovative solutions we will be a leading company in making medicine accessible.

Ingrid Wiik
President and Chief Executive Officer



leadership team

Ingrid Wiik
President &
Chief Executive Officer

Carl-Åke Carlsson
President, Active
Pharmaceutical Ingredients &
Branded Products

Matthew Farrell
Executive Vice President &
Chief Financial Officer

Frederick Lynch
President, Global Generic
Pharmaceuticals

George Rose
Executive Vice President
Human Resources &
Communications

Ronald Warner
Senior Vice President, Human
Pharmaceuticals Scientific
Affairs & Compliance

Carol Wrenn
President, Animal Health

Robert Wrobel
Executive Vice President &
Chief Legal Officer



Financial Table of Contents

Selected Financial Data

The following is a summary of selected financial data for the Company and its subsidiaries. The data for each of the three years in the period ended December 31, 2003 have been derived from, and all data should be read in conjunction with, the audited consolidated financial statements of the Company, included in this Report. All amounts are in thousands, except per share data.

> Statement of Operations Data

Years Ended December 31,	2003[(6)]	2002[(5)]	2001[(4)]	2000[(3)]	1999[(1)]
Total revenue	$1,297,285	$1,230,762	$969,286	$892,977	$709,553
Cost of sales	774,806	705,174	591,093	497,300	384,886
Gross profit	522,479	525,588	378,193	395,677	324,667
Operating expenses	418,089	549,799	352,213	271,037	241,316
Operating income (loss)	104,390	(24,211)	25,980	124,640	83,351
Interest expense	(63,608)	(76,212)	(51,482)	(47,245)	(40,790)
Other income (expense), net	(16,661)	(55,859)	(11,634)	(1,367)	3,093
Income (loss) from continuing operations before income taxes	24,121	(156,282)	(37,136)	76,028	45,654
Provision (benefit) for income taxes	1,574	(62,715)	(543)	19,975	15,727
Net income (loss) from continuing operations	22,547	(93,567)	(36,593)	56,053	29,927
Loss on discontinued operations	(5,611)	(6,094)	(1,109)	(1,188)	(330)
Net income (loss)	$ 16,936	$ (99,661)	$ (37,702)	$ 54,865	$ 29,597
Average number of shares outstanding: Diluted	52,010	49,814	40,880	47,479[(2)]	28,104
Earnings (loss) per diluted common shares:					
Income (loss) from continuing operations	$ 0.43	$ (1.88)	$ (0.89)	$ 1.50	$ 1.06
(Loss) from discontinued operations	$ (0.11)	$ (0.12)	$ (0.03)	$ (0.03)	$ (0.01)
Net income (loss)	$ 0.32	$ (2.00)	$ (0.92)	$ 1.47	$ 1.05
Dividend per common share	$ 0.18	$ 0.18	$ 0.18	$ 0.18	$ 0.18

(1) Includes results of operations from date of acquisition for all 1999 acquisitions. In addition, 1999 includes pre-tax charges of approximately $2,175 relating to the closing of the Company's AAHD Bellevue, Washington facility which are included in operating expenses.
(2) Includes shares assumed issued under the if-converted method for the convertible notes.
(3) Includes results of operations from date of acquisition of Roche MFA (May 2000) and charges related to the Roche MFA acquisition which are included in cost of sales ($1,000), operating expenses ($400), and other, net ($4,730). Charges, net after-tax, were approximately $4,026 ($.09 per share).
(4) Includes results of operations from date of acquisition of Faulding OPB (December 12, 2001), after-tax charges related to the acquisition of $52,400 ($1.28 per share), after-tax charges for de-leveraging activities of $6,800 ($.17 per share) and after-tax charges for reorganization, refocus and other actions of $7,900 ($.19 per share).
(5) Includes charges related to the Faulding acquisition of $5,357, de-leveraging activities of $51,137, charges for reorganization, refocus and other actions of $51,956, and impairment charges of $116,598. Impairment charges include $7,008 related to discontinued operations. Total charges were approximately $2.90 per share.
(6) Includes loss on extinguishment of debt after-tax of $17,329 ($0.33 per share).

> Balance Sheet Data

December 31,	2003	2002	2001[(3)]	2000[(2)]	1999[(1)]
Current assets	$ 691,524	$ 671,429	$ 662,521	$ 600,418	$ 373,462
Non-current assets	1,636,277	1,625,495	1,727,487	1,010,017	778,394
Total assets	$2,327,801	$2,296,924	$2,390,008	$1,610,435	$1,151,856
Current liabilities	$ 353,701	$ 378,601	$ 345,015	$ 208,639	$ 166,038
Long-term debt, less current maturities	782,249	847,266	1,030,254	504,445	591,784
Deferred taxes and other non-current liabilities	56,759	69,214	124,983	51,665	52,273
Stockholders' equity	1,135,092	1,001,843	889,756	845,686	341,761
Total liabilities and equity	$2,327,801	$2,296,924	$2,390,008	$1,610,435	$1,151,856

(1) Includes accounts from date of acquisition for all 1999 acquisitions.
(2) Includes accounts from date of acquisition of Roche MFA (May 2000).
(3) Includes accounts from date of acquisition of Faulding Oral Pharmaceuticals Business (December 2001).

Management's Discussion and Analysis of Financial Conditions and Results of Operations

(In millions, except per share data)

> Alpharma Entities Defined

Alpharma businesses as defined (for MD&A comparison purposes):

IG* —International Generics

API* —Active Pharmaceutical Ingredients

USHP*—U.S. Human Pharmaceuticals, including former divisions:
USPD—U.S. Pharmaceuticals Division; and
OPB—U.S.—Faulding U.S. oral solid dose business (generic and branded)

AH* —Animal Health

OPB —The Faulding Oral Pharmaceuticals business purchased December 12, 2001 consisting of U.S. operations "OPB-U.S." and an operation in China—"OPB-China."

**Business segment*

> Overview

The Company is a leading global specialty pharmaceutical company that develops, manufactures and markets pharmaceutical products for humans and animals. The Company offers a comprehensive range of generic human pharmaceutical products in over 800 tablet, capsule, liquid and topical formulations and dosage forms. In addition, the Company manufactures and markets a line of fermentation-based active pharmaceutical ingredients ("API's") that are used primarily by third parties in the manufacturing of generic and branded products. It also manufacturers and markets animal health products in over 100 formulations and dosage forms. The Company conducts business in more than 60 countries and has approximately 4,700 employees at 40 sites, in 27 countries.

The Company's Human Pharmaceutical business is composed of USHP, API and IG. The USHP includes a generic business and a branded product line consisting of two products. IG is an international generic business primarily in Europe with subsidiaries in Indonesia and China. The API is a worldwide business which manufactures and sells a range of fermentation based active pharmaceutical ingredients which are used by third parties in the production of finished pharmaceutical products.

The main factors affecting the Human Pharmaceutical business are:

- Generic pharmaceutical markets in the U.S. and internationally are extremely competitive and/or regulated by governments which exerts downward pressure on prices.

- Legislation can also influence demand for products and profitability. Legislation was effective in Germany on January 1, 2004, which increased the Pharmaceutical Manufacturer Rebate from 6% to 16%. In addition, the co-payments required by patients increased as of January 1, 2004. The impact of the increased rebate will be to lower annual gross profits by approximately $2.5 million. The increase in co-payments increased demand for certain products in the fourth quarter of 2003 as certain patients bought their prescriptions prior to the increase in the required co-payment. The increase in fourth quarter demand will be offset by a likely decrease in first quarter 2004 demand.

- Success in the generic industry depends on developing, manufacturing and marketing new products, including generic versions of products no longer subject to patent protection. The successful introduction of new products is affected by the timing of introduction. Being first to market brings significant returns. Introducing a new product after or with a number of competitors generates significantly lower returns. The Company plans to increase research and development spending in 2004 to increase filings with regulatory agencies and increase the number of new product introductions.

- Compliance with FDA and comparable international agencies' regulations and guidelines is of paramount importance. Significant costs are incurred and opportunities are lost if corrective action efforts in product manufacture are required. The Company has been negatively affected by corrective action costs in 2003 and 2002. The Company will continue to spend significant amounts, both internal and external, on corrective actions in 2004.

- Branded and API products offer profitable growth opportunities as uniqueness and marketing efforts can maintain or increase pricing and increase demand. Strong profitability and growth opportunities also can encourage additional competition. Pricing was increased substantially on certain API products in 2003. Branded sales volume increased over 60% in 2003 as a result of marketing efforts.

The Company's Animal Health business is a global leader in the development, registration, manufacturing and marketing of medicated feed additives for food producing animals including poultry, cattle, swine and farmed fish.

The main factors affecting the Animal Health business are:

- Agricultural markets have historically had low growth rates. In addition, demand for company products has been and could continue to be reduced by bans on the use of antibiotics and animal diseases such as "mad cow" disease and Asian bird flu.

- Importation of MFA's from low cost countries such as India and China has increased competition and lowered pricing.

(In millions, except per share data)

The Company business segments also have significant intangible assets and goodwill which require impairment testing and possible write-downs based on triggering events which indicate the carrying amount may not be recoverable (e.g., increased competition, changes in future plans).

The Company's operations as a whole have been affected by the debt incurred through 2001 to make a number of acquisitions.

Commencing in late 2001 and continuing through 2003, Alpharma focused on de-leveraging its balance sheet by converting $212 million of the Company's convertible notes into common stock and reducing additional indebtedness with free cash flow generated through operational efficiencies in the use of working capital and by reducing capital expenditures. 2001 and 2000 were years which included a number of significant transactions which the Company entered into as part of or to finance, its previous acquisition program. No acquisitions were planned or completed during 2002 and 2003.

In addition, in 2001 through 2003, the Company incurred significant charges for reorganization, refocus and de-leveraging which were intended to improve future operations and reduce debt and recognize asset impairments.

- In 2003, the Company incurred pre-tax charges of $28.4 million related to the extinguishment of senior subordinated notes, the sale of its French operation which was classified as a discontinued operation and incurred an $8.7 million pre-tax charge, in connection with an employee reduction program.
- In 2002, the Company incurred pre-tax charges and write-downs of $219.8 million including significant charges and expenses related to the required acquisition accounting for OPB (pre-tax $5.4 million), de-leveraging activities (pre-tax $52.9 million), severance charges and asset write-downs related to reorganization and refocus of the organization (pre-tax $53.4 million) and the impairment of assets and goodwill, (pre-tax $115.1 million) primarily in the Animal Health segment. (See "Identified Transactions, 2002.")
- In 2001, the Company incurred pre-tax charges and write-downs of $83.8 million, including charges and expenses related to the acquisition and financing of OPB (pre-tax $61.9 million) de-leveraging activities (pre-tax of $8.9 million) the combination of OPB and USPD to form USHP, the combination of management for IG and API, management actions in the Animal Health segment and other unusual items (together, pre-tax $13.0 million). (See "Identified Transactions, 2001.")

> 2003

- In the first quarter, the Company prepaid $35.0 million of the 2001 Credit Facility's term loans.
- In the second quarter of 2003, the Company sold $220.0 million aggregate principal amount of 8⅝% Senior Notes due 2011. The proceeds of the offering, after deducting fees and expenses, were $197.0 million. These proceeds, together with funds available from other sources, were used to repay existing 12.5% senior subordinated notes. The fees paid to the initial purchasers of the senior subordinated notes of $22.2 million were made pursuant to arrangements originally entered into in December 2001. The transaction was accounted for as an extinguishment of the existing senior subordinated notes. As a result, both the fees of $22.2 million paid in April 2003 and the unamortized loan costs of $6.2 million associated with the senior subordinated notes, were expensed in the second quarter 2003. The effective tax rate in 2003 was 6.5% due primarily to the tax benefit associated with the expensing of the debt placement fees and unamortized loan costs.
- In the third quarter of 2003, the Company closed the sale of its French subsidiary, Alpharma SAS ("SAS") for approximately $6.0 million. The sale resulted in a pre-tax loss of $4.0 million. The operations of SAS have been reclassified as a discontinued operation. Prior periods have been reclassified to reflect this presentation. All comparisons of results of operations refer to continuing operations and reflect the elimination of SAS.
- In the fourth quarter of 2003, the Company had a program to reduce its work force which resulted in a charge of $8.7 million and the severing of approximately 175 employees. Additionally, the Company amended its 2001 Credit Facility to allow for certain asset sales, permit exclusions for restructuring (including the fourth quarter severance) and refinancing charges from EBITDA and amended certain leverage ratios to delay the timing of further covenant restrictions.

> 2002

- In March, the Company prepaid $35.0 million of senior debt and recorded a charge for early extinguishment of debt (pre-tax $.7 million). In addition, the Company issued 6.7 million new shares in exchange for $110 million of outstanding convertible notes and recorded a non-cash expense of $48.0 million pre-tax and $29.3 million after-tax ($.60 per share).

- In the third quarter, the Company determined that certain tangible and intangible assets related to an Animal Health product, Reporcin, were impaired and recorded a pre-tax charge of $37.1 million and $24.2 million after-tax ($.47 per share).
- During the year, the Company instituted certain management reorganizations and reductions in force and recorded charges for severance of approximately $6.8 million ($.09 per share).
- In the fourth quarter, the Company amended the senior loan agreement to include covenant relief for certain fourth quarter charges for plant closings and impairments primarily in the Animal Health business. The fourth quarter charges were approximately $119.6 million pre-tax ($1.51 per share).
- In addition, the amendment reduced the revolving credit commitment by $150.0 million. The Company repaid term debt of $50.0 million in the fourth quarter which resulted in a charge of $1.0 million pre-tax ($.01 per share). The reduction and repayment resulted in a write-off of deferred debt expense of $3.2 million ($.04 per share).

> 2001

- In July, the Company agreed to acquire the OPB for $660.0 million (approximately $700.0 million including direct acquisition related costs and financing costs). The acquisition closed in December and resulted in significant required charges including a $37.7 million charge for in-process research and development.
- The OPB acquisition was ultimately funded by a $900.0 million Bank Credit Agreement ("2001 Credit Agreement") with a syndicate of banks and a $200.0 million senior subordinated note. Proceeds from the 2001 Credit Agreement were used to repay the prior Bank Credit Agreement. Bridge financing and other bank fees and the repayment of the prior Bank Credit Agreement resulted in additional expenses of approximately $3.3 million in 2001.
- Concurrent with the OPB Acquisition, the Company's USPD was combined with the U.S. operations of OPB to form the U.S. Human Pharmaceutical Segment. The combination resulted in approximately $4.8 million in severance charges in 2001.
- In September, the Company announced the combination of management for IG, API and OPB-China. The combination resulted in charges of approximately $4.3 million primarily for severance.
- In November, the Company's Animal Health Segment announced changes in business practices and a change in existing management. These changes resulted in severance of approximately $1.1 million, charges relating to the exiting of a product line of $11.2 million, and lower sales in the fourth quarter of 2001.
- In December, the Company exchanged $34.1 million of outstanding subordinated debentures into approximately 1.5 million shares of Class A common stock and recorded a non-cash expense of $7.4 million. Additionally, the Company repaid term loans of $65.0 million and recorded a charge for early extinguishment of debt of $1.5 million.

Discontinued Operations

On September 30, 2003, the Company sold its French subsidiary for $6.0 million. The net loss for this subsidiary for the years 2003, 2002 and 2001 are reflected in the Company's Consolidated Statement of Operations as loss from discontinued operations. Included in 2002 results is an impairment of intangible assets of $7.0 million. Included in the 2003 loss is the write-off on sale of the remaining $6.3 million of intangible assets and the goodwill write-off on sale of $2.4 million.

The following table details selected financial information for the French subsidiary included within discontinued operations.

Statement of Operations
($ in millions)

Years Ended December 31,	2003	2002	2001
Revenues	$ 4.1	$ 5.9	$ 6.0
(Loss) from operations	$(1.8)	$(8.1)	$(1.3)
Pre-tax (loss)	$(5.9)	$(8.1)	$(1.3)
Provision (benefit) for taxes	$ (.3)	$(2.0)	$ (.2)
(Loss) from discontinued operations	$(5.6)	$(6.1)	$(1.1)

Balance Sheet

December 31,	2003	2002	2001
Current assets	$ —	$ 2.8	$ 2.5
Non-current assets	—	$ 6.7	$11.2
Current liabilities	—	$ 1.2	$ 1.3
Deferred taxes and other	—	$ 1.7	$ 3.2

> Results of Continuing Operations 2003 vs. 2002

(All earnings per share amounts are diluted)

Total revenue increased $66.5 million (5.4%) in the year ended December 31, 2003 compared to 2002. Foreign exchange accounted for approximately $59 million of this increase. In 2002, the Company recorded a net loss of $93.6 million ($1.88 per share) compared to net income of $22.5 million ($.43 per diluted share) in 2003. 2003 results include a pre-tax charge of $28.4 million ($0.33 loss per share) for extinguishment of debt related to the April 2003 issuance of Senior Notes due 2011. 2002 results include significant charges and expenses related to the impairment of assets and goodwill in the Animal Health segment, the required acquisition accounting for the Faulding Oral Pharmaceuticals Business ("OPB"), de-leveraging activities and severance related to reorganization and restructuring. These charges and expenses lowered pre-tax income by $219.8 million. See 2002 identified transactions.

The following summarizes revenues and operating income by segment:

Years Ended December 31,	Revenues		Operating Income (Loss)	
($ in millions)	2003	2002	2003	2002
IG	$ 367.8	$ 319.6	$ 29.2	$ 25.8
API	124.5	83.6	65.7	38.9
USHP[1]	524.7	507.9	38.9	66.3
Total Human Pharmaceuticals	1,017.0	911.1	133.8	131.0
AH	295.7	321.9	20.1	(120.9)
Profit sharing income[1]	(9.1)	—	(9.1)	—
Unallocated and eliminations	(6.3)	(2.2)	(40.4)	(34.3)
Total	$1,297.3	$1,230.8	$104.4	$ (24.2)

(1) In 2003, profit sharing income is included in USHP and is classified as other income in the consolidated statement of operations.

> Revenues

Revenues in USHP increased $16.8 million (3.3%) due primarily to the branded product (Kadian). Branded sales (primarily Kadian) were $64.8 million in the year 2003 compared to $39.1 million in 2002. Sales of generic products declined 2% due primarily to liquid dose volume declines for the entire year due to Baltimore corrective actions and lower volumes of oral solids partially related to modified release capacity constraints at the solid dose plant in the second quarter of 2003. Revenues of generic products include approximately $9.1 million earned as a result of a profit sharing agreement on the launch of Metformin ER in the fourth quarter of 2003. Such income is recorded as revenues for USHP management reporting purposes but is reclassified as other income in the Consolidated Statement of Operations. Under the agreement, Alpharma and Ivax agreed to share profits during the 180 day exclusivity period. In return, Alpharma withdrew a lawsuit which challenged Ivax first to file status on Metformin ER.

Inventories of generic products at certain wholesale customers generally range from 2–6 months for all products, with a majority at the lower end of the range. One major wholesale customer typically holds up to 5 months of inventory for certain products. Kadian inventory at certain wholesale customers is estimated to be approximately 4–5 months based on expected demand. These inventory levels have remained consistent. However, in the event that customers reduce inventory levels in the future, the Company's revenues could be adversely impacted.

Revenues in IG increased $48.2 million (15.1%) due primarily to translation of sales made in foreign currencies into the U.S. dollar (14.1%). The remaining revenue increase of approximately 1.0% was attributable to higher volume of products (6%) which was substantially offset by price declines (5%), mainly in the United Kingdom and Nordic markets.

Revenues in API increased $40.9 million (49%) due primarily to price increases in selected products (46%). Foreign currency translation also increased API revenues by approximately 5%. Aggregate volume of all API products was approximately 2% lower.

Animal Health revenues declined $26.2 million (8.1%) due to volume declines (6%) and price reductions (5%) due to competition, primarily in swine and cattle markets. Foreign currency translation positively impacted Animal Health revenues by 3%.

> Gross Profit

On a Company-wide basis gross profit decreased $3.1 million in 2003 compared to 2002. As a percentage of sales, overall gross profit was 40.3% in 2003, versus 42.7% in 2002. Included in 2002 is a reduction in margin of $5.3 million due to purchase accounting adjustments for the OPB and $1.4 million related to the AH product impairment. Included in 2003 are inventory write-offs of approximately $7.2 million for discontinued liquid products and approximately $18 million of outside consulting expenses resulting from the corrective action plan at the USHP plants.

The Company's corrective action plan for the Baltimore plant, provided in response to the FDA inspection observation ("Form 483") was submitted to the FDA in October 2002. In 2003, approximately $21.0 million (of which $12.9 million was for external resources) was spent on corrective actions. In January 2004, the FDA re-inspected Baltimore and issued a Form 483 with significantly less observations than in the 2002 inspection. The corrective action plan in Baltimore will require additional compliance expenditures in 2004 of approximately $5.3 million. The Company expects to be substantially complete with the Baltimore corrective action plan by the end of 2004.

The Company's corrective action plan for the Elizabeth plant provided in response to a Form 483 received in January 2003 required expenditures of $13.3 million (of which $5.2 million was for external resources). In December 2003, the FDA issued a Form 483 and the Company has responded with a plan which will require approximately $2.0 million of external expenditures. The corrective actions are expected to be substantially complete by mid 2004.

The increase in gross margin dollars results primarily from price increases in API, higher USHP brand revenues, and positive currency effects in IG, partially offset by volume reductions, inventory write-offs and corrective action costs incurred by USHP and lower IG and AH pricing.

> Selling, General and Administrative Expense ("SG&A")

On a consolidated basis, selling, general and administrative expenses increased $18.5 million (6%) in 2003 as compared to 2002. The increase is primarily attributable to translation of foreign currencies into the U.S. dollar. In addition, other increases include higher USHP marketing costs for branded products, and increased corporate costs for professional fees and consulting. 2003 includes the reduction of AH operating expenses by $2.7 million for a business interruption insurance recovery.

> Research and Development Expense ("R&D")

Research and development expenses decreased $3.9 million in 2003 due to the timing of clinical studies, mainly by USHP and planned reductions by AH. Remediation efforts by USHP personnel has also lowered R&D by shifting resources to corrective actions.

> Asset Impairments and Other

2003 included asset impairments and other of $8.7 million of severance charges incurred in connection with the Company's reorganization and refocus efforts. 2002 included asset impairments and other of $155.1 million which relate primarily to the AH division. (See Identified Transactions, 2002.)

> Operating Income

Operating income increased by $128.6 million. The Company believes the change in operating income can be approximated as follows:

	IG	API	USHP	AH	Unallocated	Total
2002	$25.8	$38.9	$ 66.3	$(120.9)	$(34.3)	$ (24.2)
2002 identified transactions:						
Cost of sales	—	—	5.4	6.4	—	11.8
Asset impairment and other	8.1	.1	—	145.7	1.2	155.1
2003 severance	(2.1)	(.3)	(2.5)	(3.8)	—	(8.7)
Profit sharing income	—	—	9.1	—	(9.1)	—
Net margin improvement (decrease) due to volume, price, new products, foreign exchange and expenses	(2.6)	27.0	(39.4)	(7.3)	(7.3)	(29.6)
2003	$29.2	$65.7	$ 38.9	$ 20.1	$(49.5)	$104.4

IG's operating income increased due to lower expenses and impairment charges, foreign currency translation, and increased volume offset by decreased pricing. API operating income increased primarily due to price increases. USHP declined due to increased compliance costs and lower generic sales offset partially by increased brand volume, profit sharing income, and to a lesser extent, pricing. Excluding charges in 2002, AH decreased primarily due to lower pricing. Unallocated includes corporate expenses for administration, finance, legal and certain unallocated expenses primarily related to the implementation of a company-wide Enterprise Resource Planning (ERP) System and increased due to higher professional fees and increased amortization of ERP expenses.

> Interest Expense and Amortization of Debt Issuance Costs

Interest expense and amortization of debt issuance costs decreased $12.6 million to $63.6 million in 2003 due to decreased debt levels and lower interest rates versus a year ago. The issuance of 8⅝% Senior Notes replacing the 12½% senior subordinated notes in April 2003 has contributed to lower interest expense. Amortization of debt issuance costs was approximately $3.9 million and $4.7 million in 2003 and 2002, respectively. The write-off of $6.2 million of debt issuance costs in connection with the issuance of the 8⅝% Notes contributed to the reduction in amortization.

(In millions, except per share data)

> Other Income (Expense), Net

Other income (expense), net was $12.4 million income in 2003 compared to $(2.9) million expense in 2002. 2003 results include net foreign exchange gains of $2.5 million, $9.1 million of income from a profit sharing agreement by USHP and $1.2 million of income associated with an insurance recovery. 2002 results include foreign exchange losses of $5.3 million. Foreign exchange gains in 2003 resulted from the weakening of the U.S. dollar versus European and Latin American currencies. In 2002, the foreign exchange losses resulted from the strengthening of the U.S. dollar versus European and Latin American currencies. A detail of Other income (expense), net follows:

Years Ended December 31,	2003	2002
Other income (expense), net:		
Interest income	$ .6	$ 1.4
Foreign exchange gains (losses), net	2.5	(5.3)
Litigation/Insurance settlements	1.2	.6
Income from WYNCO, carried at equity	.3	1.0
Other, net	(1.3)	(.6)
Profit sharing income	9.1	—
	$12.4	$(2.9)

> Loss on Extinguishment of Debt

Loss on extinguishment of debt was $29.1 million in 2003 compared to $52.9 million in 2002. The 2003 loss resulted from the extinguishment of $200 million 12½% notes and the related issuance of $220 million of 8⅝% notes. The extinguishment resulted in the expensing of $22.2 million in placement fees and $6.2 million of deferred debt expense.

In 2002 the Company incurred approximately $52.9 million of expense for two exchanges of common stock for $110 million of convertible debt and write-off of deferred debt expense due to reductions of credit lines and repayment of debt. (See de-leveraging activities included in 2002 identified transactions.)

> Tax Provision

The tax provision in 2003 was an expense of $1.6 million compared to pre-tax income of $24.1 million. The effective tax rate of 6.5% results mainly from the tax benefit on the $28.4 million expense from debt extinguishment at the incremental U.S. federal and state rate of approximately 39% while using an approximate 24% effective rate for all other income.

The Company has recorded certain U.S. deferred tax assets for which it has provided no valuation allowances. These U.S. deferred tax assets, as well as any newly generated deferred tax assets are evaluated quarterly to assess the likelihood of realization, which is ultimately dependent upon generating future U.S. taxable income prior to the expiration of the net operating loss carryforwards. If it were considered to be more likely than not that the U.S. deferred tax assets would not be realized, a valuation allowance would be established against some or all of the deferred tax assets.

As a result of the Company's assessment of its net U.S. deferred tax assets of $25.9 million at December 31, 2003, based upon certain available tax planning strategies, the Company considers it more likely than not that these net U.S. deferred tax assets will be realized in the future and therefore, no valuation allowance was required at December 31, 2003. Should it be determined in the future that it is no longer more likely than not that these assets will be realized, a valuation allowance would be required and the Company's operating results would be adversely affected during the period in which such determination would be made.

> Results of Continuing Operations 2002 vs. 2001

(All earnings per share amounts are diluted)

Most comparisons of 2002 consolidated results are affected by the Company's acquisition in December of 2001 of the Faulding Oral Pharmaceuticals business ("OPB acquisition") and the financing required to complete the acquisition.

Comparisons of 2002 consolidated results are also affected by the Company's adoption of Financial Accounting Standard No. 142 ("SFAS 142") effective January 1, 2002 which states that goodwill is no longer subject to amortization, but will be subject to periodic testing for impairment. The full year of 2001 includes approximately $18.3 million of goodwill amortization expense which was not included in 2002 (approximately $.36 per share diluted for the year).

Total revenue increased $261 million (27.0%) to $1,230.8 million in the year ended December 31, 2002 compared to 2001 due primarily to the OPB acquisition, which increased revenue by $261.2 million (26.9%). The Company reported an operating loss of ($24.2) million compared to operating income of $26.0 million in 2001 due primarily to asset impairment and other charges of $155.1 million, offset by net increases in operating income from operations and various other factors described in operating income (loss) below. The Company recorded a net loss of $99.7 million ($2.00 per share) in 2002 compared to a net loss of $37.7 million ($.92 per share) in 2001. Net losses in 2002 and 2001 also include significant charges for exchanges of common stock for debt and other debt reductions.

A summary and analysis of operating revenues by segment is as follows:

Revenues

Years Ended December 31,	2002	2001	Inc. (Dec.)	%
IG	$ 319.6	$257.2	$ 62.4	24.3%
API	83.6	74.4	9.2	12.4%
USHP	507.9	306.4	201.5	65.8%
Total	911.1	638.0	273.1	42.8%
AH	321.9	335.3	(13.4)	(4.0)%
Unallocated	(2.2)	(4.0)	1.8	
	$1,230.8	$969.3	$261.5	27.0%

Revenues in IG increased 11.5%, excluding both $17.4 million increase due to translation of currencies into the U.S. dollar and $15.3 million due to the inclusion of OPB-China. The organic growth in IG revenues resulted from volume increases, (approximately 23% in total), in the UK and other markets for base and new products (including Omeprazole in the UK) offset partially by price declines, (approximately 11% in total), primarily in the UK. Pricing in the UK is below 2001 levels and remains highly competitive. In 2002, legislation was adopted in Germany which also had the effect of lowering pricing.

Revenues in API increased 12.4% compared to 2001 primarily due to volume increases in Vancomycin and Amphotericin.

Revenues in USHP increased due to the inclusion of the OPB-U.S. ($245.9 million), which was acquired in December 2001. Revenues in the liquid and topical business declined due to the recall of two products in the first quarter and the effects of regulatory compliance activities at the Baltimore plant. Certain wholesale customers have levels of inventory that generally range from 2–6 months for all products, with a majority at the lower end of the range. One major wholesaler customer typically holds up to 5 months inventory for certain products. These inventory levels have remained consistent, however, in the event that customers reduce inventory levels in the future, the Company's revenues could be adversely impacted. Revenues will also be adversely impacted in future quarters by the FDA regulatory compliance activities at the Baltimore and Elizabeth plant. (See Gross Profit below and Note 18.)

AH revenues declined modestly overall for the year. However, both year's results were impacted by special circumstances. Revenues for the first six months of 2001 totaled $201.4 million and included approximately $38.0 million in revenue related to the financial statement revision which modified the timing of revenue recognition from the time an order was segregated in a third party warehouse and billed, to when the order was delivered. The second six months of 2001 revenues totaled $133.9 million and reflected a change in business practices which reduced the use of certain sales incentives and extended payment terms. The first six months of 2002 revenues were $149.0 million which reflect the lowering of inventories in the distribution system and market acceptance of payment terms of net 30 days. The second half of 2002 revenues were $172.9 million. Generally, there is a seasonal increase in this business during the second half of the year.

> Gross Profit

On a company-wide basis, gross profit increased $147.4 million, and as a percentage of sales, overall gross profit was 42.7% in 2002, compared to 39.0% in 2001. The increase in gross profit reflects increases for the inclusion of OPB and volume increases in IG's UK business being offset partially by lower pricing in IG, and volume declines in the liquids business of USHP. USHP gross margins were negatively impacted by the production slowdowns related to the first quarter 2002 product recalls and other corrective actions in response to the FDA inspection at its Baltimore plant.

> Selling, General and Administrative Expense ("SGA")

On a consolidated basis, SGA expense increased $72.1 million and approximately $90.4 million excluding the effect of goodwill amortization. The increase is primarily attributable to the inclusion of OPB operations, increased expenses related to the implementation of a company-wide Enterprise Resource Planning system (a "ERP system") (primarily included in unallocated), increased personnel costs including accruals for incentive compensation in 2002 and higher insurance costs.

> Research and Development Expense ("R&D")

On a consolidated basis, R&D expense increased $18.1 million. The increase is primarily attributable to the inclusion of OPB operations.

> Asset Impairments and Other

Asset impairments and other were $155.1 million in 2002 as compared to $10.1 million in 2001, and are described in "Identified Transactions, 2002 and 2001."

> Purchased In-process R&D

In connection with the 2001 purchase of the OPB, the Company expensed $37.7 million of in-process R&D.

> Operating Income (Loss)

Operating income decreased by $50.2 million and resulted in a loss in 2002 of $24.2 million. Comparison of 2002 to 2001 is complicated by the cessation of amortization for goodwill in

(In millions, except per share data)

2002, the financial statement revision and identified transactions in both years. (See "Identified Transactions, 2002" and "Identified Transactions, 2001.") The following represents a bridge between 2001 and 2002. The Company believes the change in operating income can be approximated as follows:

	IG	API	USHP	AH	Unallocated	Total
2001	$12.0	$32.2	$(18.9)	$ 23.6	$(22.9)	$ 26.0
Adjustment for goodwill amortization	11.7	.1	2.4	4.1	—	18.3
2001 identified transactions						
Cost of Sales	—	—	1.7	8.7	—	10.4
Asset Impairments and SGA	3.4	.8	4.9	1.0	3.3	13.4
In-process R&D	—	—	37.7	—	—	37.7
2002 identified transactions						
Cost of Sales	—	—	(5.4)	(6.4)	—	(11.8)
Asset Impairment and other	(8.1)	(.1)	—	(145.7)	(1.2)	(155.1)
2001 financial statement revision	—	—	—	(22.9)	—	(22.9)
Net margin improvement (decrease) due to volume, price, new products, acquisition and expenses	6.8	5.9	43.9	16.7	(13.5)	59.8
2002	$25.8	$38.9	$ 66.3	$(120.9)	$(34.3)	$(24.2)

IG's net margin improvement is due to increased volume in a number of markets, offset by lower pricing. API's net margin improvement is due primarily to increased volume in Vancomycin and Amphotericin. USHP's improvement is due to the OPB acquisition offset by lower volume in liquids due to regulatory compliance activities. AH's improvement is due to volume increases in the second half of 2002 relative to 2001. Corporate and unallocated expenses increased due to expenses related to the implementation of a company-wide ERP system, including amortization of capitalized costs commencing in April 2002, and increased personnel costs, including incentive compensation, as management personnel were changed and positions were added.

> Interest Expense

Interest expense was $76.2 million in 2002 compared to $51.5 million in 2001. The increase results from debt incurred to finance the OPB acquisition which was partially offset by debt paydowns from free cash flow, lower interest rates in 2002 and reduced interest expenses on convertible notes which were exchanged for common stock in March 2002.

> Other Income (Expense), Net

Years Ended December 31,	2002	2001
Other income (expense), net:		
Interest income	$ 1.4	$ 3.5
Foreign exchange losses, net	(5.3)	(3.4)
Litigation/insurance settlements	.6	2.1
Income from joint venture carried at equity	1.0	.8
Investment write-off	—	(2.5)
Other, net	(.6)	(1.1)
	$ (2.9)	$ (0.6)
Expense for conversion of convertible notes, early extinguishment of debt and reduction of line of credit	$(52.9)	$(11.0)

> Provision (Benefit) For Income Taxes

The provision (benefit) for income taxes in 2002 as a percentage of pre-tax income was approximately (40.1%) as compared to (1.5%) in 2001. The major component in 2001 which reduced the effective benefit was reduced as a result of the non-deductible write-off of in-process R&D of $37.7 million recorded in the OPB acquisition. Footnote 15 to the financial statements presents an analysis of the effective tax rate.

> Identified Transactions, 2002

The following is a summary of the identified transactions for 2002 which have affected the results of the Company. By identifying the transactions, the Company is attempting to facilitate an understanding of its results. The majority of the transaction types have happened in the past two years and could recur in the next two years. The following table summarizes the identified transactions:

2002 Identified Transactions

	HPI	USHP	AH	Corporate and Other	Total
Cost of sales	$ —	$(5.4)	$ (6.4)	$ —	$ (11.8)
Asset impairments and other	(8.1)	—	(145.7)	(1.3)	(155.1)
Other income (expense), net	—	—	—	(52.9)	(52.9)

A discussion of the identified transactions follows:

HPI, primarily within the IG segment, incurred asset impairment and other charges of approximately $8.1 million consisting of severance charges of approximately $1.7 million and impairment losses of $6.4 million relating to product lines in Germany which, as part of the 2003 plan process, were determined to be impaired and were written down.

USHP incurred charges of approximately $5.4 million in connection with the OPB acquisition on December 12, 2001, which in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" was accounted for by the purchase method. Required adjustments for purchase accounting included a step-up of finished goods inventory of $7.1 million of which $1.7 million was expensed as the acquired inventory was sold in December 2001 and the remaining balance of $5.4 million as the inventory was sold in the first quarter of 2002.

AH incurred charges of approximately $152.1 million in 2002 in connection with changes in response to and in anticipation of major challenges in the marketplace and in the way the business will be managed in the future. The AH business, which is in low or no growth competitive markets, will be repositioned to enhance working capital management and cash flow. AH management was changed; there were reductions in work force at closed plant sites; and positions were eliminated in a number of functions, resulting in severance charges of approximately $3.8 million. AH announced the closing of four facilities which resulted in write-downs and exit costs of $45.2 million (consisting of $40.2 million of asset impairments and $5.0 million of cost of sales). AH announced an impairment charge of $37.1 million (including $1.4 million of cost of sales) for certain tangible and intangible assets related to an AH product, Reporcin. New competitive entrants combined with significant price pressure resulted in lower forecasted cash flows and a change in strategy to cash generation from growth through new products and technologies and through international market expansion. The lower forecasted cash flows triggered an impairment of all AH goodwill totaling $66.0 million.

Corporate includes severance charges for management reorganization of $1.3 million, $51.1 million of charges related to the exchange of convertible debt in the first quarter of 2002, ($48.0 million), write-off of deferred loan costs due to the reduction of the credit line by $150 million ($3.2 million), and charges resulting from the early extinguishment of debt of $1.8 million.

> Identified Transactions, 2001

The following is a summary of the identified transactions for 2001, which affected the results of the Company. The summary has been prepared to facilitate understanding of these results. The majority of transaction types have occurred in the past two years and could occur in future years.

Year 2001 versus 2000

2001 Identified Transactions

	OPB Acquisition	De-leveraging	Reorganization/Refocus & Other	Total
Cost of sales	$ (1.7)	$ —	$ (8.7)	$(10.4)
Selling, general & admin.	(9.5)	—	(3.9)	(13.4)
In-process R&D	(37.7)	—	—	(37.7)
Interest expense	(8.4)	—	—	(8.4)
Other income (expense), net	(4.5)	(8.9)	(0.4)	(13.8)

A discussion of each of these 2001 identified transactions follows.

> OPB Acquisition

OPB Financing

In July 2001, the Company signed a definitive purchase agreement to acquire the OPB of Faulding Limited from Mayne Nickless Limited ("Mayne") subject to Mayne's completion of a tender offer for Faulding. The Company was required to make a $145.0 million escrow deposit in July. In October, the Company obtained management control of OPB, subject to certain limitations. In October, to fund the $660.0 million purchase price to Mayne, the Company released the $145.0 million escrow, paid an additional $255.0 million and provided a $260.0 million letter of credit. In December the acquisition closed and the letter of credit was funded. The OPB is included in the Company's results from December 12, 2001, the date of acquisition. The identified transactions include the interest expense and letter of credit fees related to the prepayments during the July–December period of $8.4 million and a charge of $2.3 million included in other, net

(In millions, except per share data)

for bank fees primarily for the bridge financing, net of interest income on the escrow deposit.

The new financing required for the OPB resulted in the repayment and termination of the 1999 Credit Facility. The write-off of the bank fees related to the early extinguishment of debt of $2.2 million is also included with the identified transactions.

Purchase Accounting

The OPB acquisition closed on December 12, 2001 and in accordance with Statement of Financial Accounting Standards No. 141 "Business Combinations" was accounted for by the purchase method. Required adjustments for purchase accounting included a step-up of finished goods inventory of $7.1 million of which $1.7 million was expensed as the acquired inventory was sold in December 2001. The remaining balance of $5.4 million was expensed in the first quarter of 2002. The most significant adjustment required by purchase accounting was the valuation and write-off of in-process research and development ("IPR&D"). IPR&D was valued at $37.7 million and was written off without a tax benefit (as required) resulting in a reduction of EPS of $.92. IPR&D was valued based on forecasted after-tax cash flows for each potential R&D product adjusted for charges for core technology and use of existing assets. The resultant cash flows were discounted at 15.4% and subsequently reduced for a risk adjustment factor dependent on the probability of achieving the cash flows and, in certain instances, the favorable outcome of litigation.

Combination of OPB with USPD and Other Acquisition Expenses

Upon acquisition, the OPB was combined with the USPD to create U.S. Human Pharmaceuticals. The combination resulted in severance charges of $4.8 million related to USPD employees. In addition, the IG business commenced the closure of its Copenhagen Research Facility resulting in severance of approximately $1.5 million. The Company intends to conduct its oral solid research at the OPB facilities.

In the first half of 2001, the Company incurred acquisition expenses for professional and consulting services of $3.3 million related to the OPB.

The combination of the transactions identified with the OPB acquisition resulted in a net loss of $52.4 million or $1.28 per share.

> De-leveraging Activities

The Company significantly increased its debt in connection with the OPB acquisition. The credit facilities entered into in connection with the acquisition of OPB and the refinancing of existing debt contain various financial covenants, operating restrictions and require the repayment of debt on a scheduled basis. The Company is in compliance with all of the terms of the credit facilities and believes it will be able to comply in the future. In order to ensure continued compliance and increase flexibility under the agreements, the Company intends to continue to de-leverage. Toward this goal, the Company has adopted a comprehensive de-leveraging plan, which includes aggressive expense, capital spending and working capital controls and possible sale of assets. The Company has continued to pursue these alternatives to further reduce debt. (See "Liquidity and Capital Resources" for 2002 de-leveraging activities.)

In December 2001, the Company exchanged $34.1 million of 5.75% subordinated debentures for approximately 1.5 million shares of Class A common stock and recorded a non-cash expense of $7.4 million. Additionally, in December 2001, the Company repaid term loans of $65.0 million and recorded a charge for early extinguishment of debt of $1.5 million. The sum of these 2001 de-leveraging activities resulted in a loss of approximately $6.8 million ($.17 per share).

> Reorganization, Refocus and Other Transactions

Animal Health

In the fourth quarter 2001, the Company changed management in its Animal Health business. The change in management resulted in severance charges of $1.1 million. New management began a review of current projects and decided to discontinue support of certain projects including the commercialization of the Optibreed product. This decision resulted in a charge for disposal of Optibreed inventory of $8.7 million.

HPI

The combination of IG and API resulted in severance charges of $2.8 million.

Other Items

Other identified transactions, which net to $.4 million of expense include income of $2.1 million from the settlement of vitamin litigation in the Animal Health business in the second quarter 2001 offset by the write-off of investments of $2.5 million including an equity position in the Company which manufactured the Optibreed product.

The sum of the reorganization, refocus and other transactions is a loss, net of taxes, of $7.9 million ($.19 per share).

> Inflation

The effect of inflation on the Company's operations during 2003, 2002 and 2001 was not significant.

> Critical Accounting Policies

The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the United States of America. All professional accounting standards that are effective as of December 31, 2003, have been taken into consideration in preparing the consolidated financial statements. The Company has chosen to highlight certain policies that it considers critical to the operations of the business and understanding its consolidated financial statements:

Revenue Recognition

Revenues are recognized when title to products and risk of loss are transferred to customers. Certain of the Company's subsidiaries have terms of FOB shipping point where title and risk of loss transfer on shipment. Certain subsidiaries have terms FOB destination where title and risk of loss transfer on delivery. In the case of FOB destination, revenue is not recognized until products are received by the customer. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

In the Company's U.S. Human Pharmaceutical business, and to a lesser extent in Human Pharmaceuticals—International, sales to certain customers require that the Company remit discounts to either customers or governmental authorities in the form of rebates, chargebacks, price adjustments, discounts, promotional allowances, or other managed care reserves. Additionally, sales are generally made with a limited right of return under certain conditions. The Company estimates these rebates, chargebacks, price adjustments, discounts, promotional allowances, managed care reserves and estimated returns at the time of sale based on a variety of factors, including actual return experience, rebate agreements with customers and estimated sales by our wholesale customers to other third parties who have contracts with us and recognizes revenue net of these estimated costs. Actual experience associated with any of these items may differ materially from estimates. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expenses. The reserve balances relative to these provisions included in "Accounts receivables, net" and "Accounts payable and accrued expenses" in the accompanying Consolidated Balance Sheet totaled $64.7 million and $82.4 million, respectively, at December 31, 2003 and $65.9 million and $73.2 million, respectively, at December 31, 2002. The Company continually monitors the adequacy of procedures used to estimate these reductions by comparison of estimated reductions to actual reductions.

Goodwill and Intangible Assets

The Company has completed several acquisitions since 1998, which have generated significant amounts of goodwill and intangible assets and related amortization. The values assigned to goodwill and intangibles, as well as their related useful lives, are subject to judgment and estimation by the Company. In addition, in 2002, upon adoption of SFAS 142, the Company ceased amortization of goodwill and reviewed goodwill upon transition and at each year-end for impairment.

Goodwill and intangibles related to acquisitions are determined based on purchase price allocations. These allocations, including an assessment of estimated useful lives, have generally been performed by qualified independent appraisers using reasonable valuation methodologies. Valuation of intangible assets is generally based on the estimated cash flows related to those assets, while the value assigned to goodwill is the residual of the purchase price over the fair value of all identifiable assets acquired and liabilities assumed. Useful lives are determined based on the expected future period of benefit of the asset, the assessment of which considers various characteristics of the asset, including historical cash flows.

Asset Impairments

Long-lived assets, including plant and equipment, and other intangible assets are reviewed for impairment when events or circumstances indicate that a diminution in value may have occurred, based on a comparison of undiscounted future cash flows to the carrying amount of the goodwill or intangible asset. If the carrying amount exceeds undiscounted future cash flows, an impairment charge is recorded based on the difference between the carrying amount of the asset and its fair value. Goodwill is reviewed annually for impairment in accordance with SFAS 142.

The assessment of potential impairment for a particular asset or set of assets requires certain judgments and estimates by the Company, including the determination of an event indicating impairment; the future cash flows to be generated by the asset, including the estimated life of the asset and likelihood of alternative courses of action; the risk associated with those cash flows; and the Company's cost of capital or discount rate to be utilized. In the case of asset or business divestitures the difficulty of assessing a potential impairment is intensified. The sale of a business or asset is not assured regardless of the intention of the Company until an unrelated third party and the Company reach a mutually acceptable agreement. While both parties can genuinely want an agreement, no divestiture is probable until a final agreement has been negotiated and signed.

The Company has certain assets not presently fully utilized for production which are expected to be operational in 2005. These under utilized or idle assets also require judgment in determining their probable future cash flows. Presently the value is expected to be recovered. If plans for use materially change an impairment charge could be required.

Research and Development ("R&D"), Including In-process R&D ("IPR&D")

The Company's products are subject to regulation by governmental authorities, principally the Food and Drug Administration ("FDA") in the United States and equivalent authorities in international markets. Research and development expenses are charged to the consolidated statement of operations when incurred, as the Company considers that regulatory and other uncertainties inherent in the development of new products preclude it from capitalizing development costs.

With respect to completed acquisitions, acquired products or projects which have achieved technical feasibility, signified by FDA or comparable regulatory body approval, are capitalized as intangible assets because it is probable that the costs will give rise to future economic benefits. Estimates of the values of these intangible assets are subject to the estimation process described in "Goodwill and Intangible Assets" above.

Acquired products or projects which have not achieved technical feasibility (i.e., regulatory approval) are charged to the statement of operations on the date of acquisition. In connection with its acquisitions, the Company generally utilizes independent appraisers in the determination of IPR&D charges. The amount of this charge is determined based on a variety of factors including the estimated future cash flows of the product or project, the likelihood of future benefit from the product or project, and the level of risk associated with future research and development activities related to the product or project.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis for all inventories. The determination of market value to compare to cost involves assessment of numerous factors, including costs to dispose of inventory and estimated selling prices. Inventories determined to be damaged, obsolete, or otherwise unsaleable are written down to net realizable value.

The Company also purchases raw materials, and manufactures finished goods, for certain products prior to the product receiving regulatory approval or during a period when the product is subject to litigation. The Company reviews these inventories on a case by case basis, and records a write-down of the inventory if it becomes probable that regulatory approval will not be obtained, litigation will be resolved unfavorably, or the inventory's cost will not be recoverable based on other factors.

Employee Benefit Plans

The Company provides a range of benefits to employees and retired employees, including pension, postretirement, post-employment and health care benefits. The Company records annual amounts relating to these plans based on calculations, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates, and health care cost and trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. The effect of the modifications is generally recorded and amortized over future periods. The Company believes that the assumptions utilized for recording its obligations under its plans are reasonable based on input from actuaries.

Litigation and Contingencies

The Company is subject to litigation in the ordinary course of business, and also to certain other contingencies (see Item 3 of this Form 10-K and Note 18 to the financial statements). The Company records legal fees and other expenses related to litigation and contingencies as incurred. Additionally, the Company assesses, in consultation with its counsel, the need to record liability for litigation and contingencies on a case by case basis. Reserves are recorded when the Company, in consultation with counsel, determines that a loss related to a matter is both probable and reasonably estimable.

Income Taxes

The Company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to utilize the deferred tax asset. In the event the Company determines that future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. The Company's valuation allowance principally relates to net operating loss carryforwards in certain state and foreign jurisdictions with little or no history of generating taxable income.

The Company has recorded certain U.S. deferred tax assets for which it has provided no valuation allowances. These U.S. deferred tax assets, as well as any newly generated deferred tax assets, are evaluated quarterly to assess the likelihood of realization, which is ultimately dependent upon generating future U.S. taxable income prior to the expiration of the net operating loss carryforwards. If it were considered to be more likely than not that the U.S. deferred tax assets would not be realized, a valuation allowance would be established against some or all of the deferred tax assets.

As a result of the Company's assessment of its net U.S. deferred tax assets of approximately $26 million at December 31, 2003, based upon certain available tax planning strategies, the Company considers it more likely than not that these net U.S. deferred tax assets will be realized in the future and therefore, no valuation allowance was required at December 31, 2003. Should it be determined in the future that it is no longer more likely than not that these assets will be realized, a valuation allowance would be required and the Company's operating results would be adversely affected during the period in which such determination would be made.

The Company is considering a number of asset divestitures. It is possible that certain divestitures will result in a loss for tax and book purposes. Depending on the jurisdiction in which the loss occurs and the size of the loss it is possible that certain potential losses will require a valuation allowance for a portion of all of the deferred tax benefit recorded.

Liquidity and Capital Resources

At December 31, 2003, stockholders' equity was $1,135.1 million compared to $1,001.8 million and $889.8 million at December 31, 2002, and 2001, respectively. The ratio of long-term debt to equity was .69:1, .85:1 and 1.16:1 at December 31, 2003, 2002 and 2001, respectively. The increase in stockholders' equity in 2003 results primarily from the translation of foreign currencies into the U.S. dollar. At December 31, 2002, the Company had an accumulated other comprehensive loss of $20.1 million. At December 31, 2003, due primarily to the weakening of the U.S. dollar against many other currencies, the Company has other comprehensive income of $95.8 million. The increase in stockholders' equity in 2002 mainly represents the exchanges of convertible notes to equity and miscellaneous equity issuances totaling $142.7 million and $78.3 million of other comprehensive income primarily due to a positive currency translation adjustment reflecting the weakening in 2002 of the U.S. dollar, offset by a net loss of $99.7 million, and dividends of $9.2 million. The increase in stockholders' equity in 2001 represents equity issuances primarily due to exchanges of convertible debentures for common stock offset by the 2001 net loss and a negative currency translation adjustment. In 2001, long-term debt increased to finance the OPB acquisition. In 2002, the Company reduced long-term debt by approximately $181.0 million due to exchange of convertible debentures for equity and repayment of $86.0 million of long-term debt, principally with funds from operating cash flow. In 2003 long-term debt was reduced by $65.0 million due to repayments from operating cash flow.

Working capital at December 31, 2003, was $337.8 million compared to $292.8 million and $317.5 million at December 31, 2002 and 2001, respectively. Working capital is defined as current assets less current liabilities. The current ratio was 1.96:1 at December 31, 2003 compared to 1.77:1 and 1.92:1 at December 31, 2002 and 2001, respectively.

Cash flow from operations in 2003 was $157.0 million compared to $162.2 million and $119.4 million in 2002 and 2001, respectively. 2003 cash flows reflect net income of $16.9 million, non-cash expenses for depreciation, amortization and interest accretion totaling $105.3 million. Cash flow from operations in 2003 was negatively impacted by $22.2 million in debt placement fees paid in connection with the issuance of Senior Notes in the second quarter. Better working capital management and other items make up the balance of the cash provided by operating activities in 2003. 2002 cash flows reflected the generally non-cash nature of charges incurred in 2002. Both the asset write-downs and the debt reduction required substantial non-cash charges. 2001 cash flow reflected the non-cash nature of a number of items which contributed to the net loss for the year. The $37.7 million IPR&D charge, the inventory write-offs of $17.8 million, and the $7.4 million charge on exchange of the convertible debentures for Class A common stock are significant non-cash charges. In 2003, accounts receivable balances increased $12.4 million, net of foreign currency, compared to 2002. This resulted in an increase in days sales outstanding of approximately 68 days in 2003 versus 63 days in 2002, principally due to the geographic mix of business. Since 2002, the Company has emphasized accounts receivable management company-wide. This emphasis has generally yielded positive results, although not all customers follow stated terms and disputes can slow collection. The Company reduced accounts receivable balances in 2002 and 2001 compared to the preceding years by $27.3 million and $26.6 million, respectively. The change in marketing strategy in AH, which reduced the use of sales incentives including terms, in the fourth quarter of 2001 resulted in approximately $17 million of the 2002 decline. The emphasis on accounts receivable management, mentioned above, also contributed to these declines.

(In millions, except per share data)

Balance sheet amounts increased as of December 31, 2003 compared to December 2002 in U.S. Dollars as the functional currencies of the Company's principal foreign subsidiaries, the Norwegian Krone, Danish Krone, the Euro, and British Pound, appreciated versus the U.S. Dollar by approximately 4%, 20%, 20% and 11%, respectively. These increases in balance sheet amounts impact to some degree the above mentioned ratios. The approximate increase due to currency translation of selected captions was: accounts receivable $11.6 million, inventories $17.2 million, accounts payable and accrued expenses $11.0 million, and total stockholders' equity $113.1 million. The $113.1 million increase in stockholders' equity is included in other comprehensive income for the year and results from the weakening of the U.S. Dollar in 2003 against all major functional currencies of the Company's foreign subsidiaries.

In 2003, the Company's capital expenditures including expenditures for purchased dossiers and for a Company-wide ERP system were $47.9 million. In 2004, the Company plans to spend up to $70.0 million. The Company has approved a number of capital projects including the construction of an additional API capacity in Copenhagen, and a company-wide information technology project, which is expected to require additional capital expenditures of approximately $3.0 million through 2004.

At December 31, 2003, the Company had $58.6 million in cash and available short-term lines of credit of approximately $14.7 million and $140.0 million available under its 2001 Credit Facility.

A portion of the Company's short-term and long-term debt is at variable interest rates. The 2001 Credit Facility requires the Company to enter into swaps such that interest is fixed on 50% of its debt. At December 31, 2003, the Company has one outstanding interest rate agreement to fix interest rates for $100.0 million of its variable rate debt to minimize the impact of future changes in interest rates. The Company's policy is to selectively enter into standard agreements to fix interest rates for existing debt if it is deemed prudent.

In the fourth quarter of 2001 the Company completed the acquisition of the Faulding Oral Pharmaceuticals Business ("OPB") and entered into a $900 million credit facility ("2001 Credit Facility") to finance the acquisition and replace its previous credit agreement. The 2001 Credit Facility includes covenants that require it to maintain specified financial ratios and satisfy financial conditions consisting of a maximum total leverage ratio test, a maximum senior secured leverage ratio test, a minimum fixed charge coverage ratio test, a minimum interest coverage ratio test and a minimum net worth test. A breach of any of these covenants, if not cured or waived, could result in a default under the 2001 Credit Facility. If an event of default under the 2001 Credit Facility occurs, the lenders under these facilities could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. The calculation of EBITDA, as defined in the credit facility, on a rolling four quarter basis is important to many of these tests. Certain of these covenants became more restrictive as of December 31, 2003 and will become more restrictive at March 31, 2005. The Company is in compliance with these covenants as of December 31, 2003.

Continued compliance with these financial covenants throughout 2004 is dependent on the Company's EBITDA as defined by the credit agreement, and therefore the Company's ability to generate increasing amounts of operating income, or on the Company's ability to reduce the amount of its outstanding debt. Since 2001, the Company has reduced the amount of its outstanding debt and the size of the original facility by prepaying term debt by $185.0 million and by lowering the revolving line of credit by $150.0 million. On an overall basis, senior debt and total debt at December 31, 2003 were $635.6 million and $817.2 million, respectively, compared to $520.2 million and $895.9 million, respectively, at December 31, 2002. Included in senior debt at December 31, 2003, was $220.0 million of Senior Notes, which replaced debt previously classified as senior subordinated notes (see Note 13 for further details).

The Company's EBITDA, as defined, is affected most directly by changes in operating income. Operating income in 2003 has been negatively affected by compliance activities in two of USHP's plants. Significant corrective action costs have been incurred as a result of the Company's response to Form 483's issued by the FDA for the Company's Baltimore and Elizabeth plants. In addition, the corrective action plans have resulted in lower production and significant rationalization of the liquids product line at the Baltimore plant and no new product introductions during 2003, from either plant.

Full year 2003 compliance costs amount to $34.4 million, of which approximately $18.0 million relates to external consultants (see Footnote 18 for further details). The additional internal staffing levels are necessary to support the Company's commitment to FDA compliance and are expected to continue beyond the corrective action period. External consulting costs declined sequentially in the first, second, third and fourth quarters of 2003 and are expected to continue at the fourth quarter rate of approximately $2 million into 2004.

It is the Company's expectation that it will substantially complete corrective actions in Elizabeth and Baltimore in 2004; subject to reviews by the FDA. The Company is preparing for possible FDA re-inspections of both facilities.

During most of 2003, the Company's most restrictive debt covenant was total debt to EBITDA ("Total Leverage Ratio"). This covenant tightens from a required maximum ratio of 4.00 to 1.00 at December 31, 2003 to a required maximum ratio of 3.50 to 1.00 at March 31, 2005. The Company remains in compliance with all its debt covenants at December 31, 2003, with approximately $40 million of EBITDA flexibility on its tightest covenant at year-end, the Interest Coverage Ratio.

The Company has developed its business and financial plan for 2004 and has evaluated its flexibility in complying with each of the financial covenants as part of this process. The Company believes it has a number of options available to provide it with increased financial flexibility, thereby ensuring continued compliance with its covenants. Certain of these options are entirely within the Company's control and others require actions of the bank group and/or a third party. In December 2003, the 2001 Credit Facility was amended to allow for certain actions associated with the Company's ability to achieve increased financial flexibility. The amendment includes provisions enabling the Company to sell certain assets, provides for additional flexibility in the timing and application of certain financial ratio tests, and permits exclusions of certain restructuring charges and gains and losses on potential divestitures of assets and businesses from the calculation of EBITDA. Options include:

- Continued aggressive asset management, including both working capital reduction programs and controls over capital expenditures, to generate free cash flow to enable the Company to continue to repay outstanding debt. Capital expenditures and purchased intangibles were $47.9 million for the year ended December 31, 2003 compared to $81.7 million the year ended December 31, 2002. In 2004, capital expenditures are forecasted at approximately $70 million.

- Continue to reduce operating costs. In the fourth quarter of 2003, the Company reviewed its overall business cost structure, which resulted in a reduction in force at each of its segments. As a result, the Company recorded a pre-tax charge of approximately $8.7 million related to this action. This charge was partially offset by savings in the quarter. The Company expects this work force reduction to generate annual cost savings of approximately $10.0 million in 2004 and $13.0 million in subsequent years. The Company is evaluating other actions to reduce its cost base in 2004 and beyond.

- Continue to sell certain assets. In 2003, the Company has sold its French generics business and an Animal Health facility. The Company recently engaged investment bankers to explore the possible sale of certain other assets.

  The potential divestiture of significant assets and businesses are in the preliminary stages and none are subject to formal agreements. It is possible that, if completed, certain of the divestitures could result in losses of up to $100 million. There is no guarantee any divestiture will be completed. Due to its improved liquidity in 2003, the Company is not under any financial pressure to accept any offer which is not in its long-term interests. The potential divestitures could be dilutive to the Company's continuing earnings per share.

- Reduce subordinated convertible debt by issuing common stock. At December 31, 2003, the Company has $181.6 million of convertible subordinated notes outstanding that can be retired by the exchange of common stock with approximately the same fair value. In 2001 and 2002, the Company retired $144.1 million of convertible debt by issuing approximately 8.2 million shares of Class A common stock.

  The Company is required to repay or retire $24.2 million of its 5¾% convertible debentures by October 2004. The Company is presently planning for the achievement of this requirement based on a number of scenarios. The Company expects to be successful in meeting this requirement.

- Obtaining amendments to the bank covenants to allow for certain of the actions noted above and to provide additional flexibility in the timing and application of the financial ratio tests. In October 2001, the Company borrowed $622.0 million from the bank group and at December 31, 2003 the amount outstanding is $380.9 million (a reduction of $241.1 million). In the fourth quarter of 2003, the bank group agreed to an amendment which allowed for specified asset sales, permitted exclusions of restructuring and refinancing charges from EBITDA of up to $10.0 million and the minimum net worth definitions, and amended the leverage ratios to delay the timing of further covenant restrictions. The Company believes that its performance in the reduction of the loan, and its previous experience in working with the bank group would assist it in obtaining future amendments, if necessary.

While the Company cannot assure its success in executing any of the above-noted actions or, where required in obtaining external party consent, it will take the actions necessary to maintain sufficient financial flexibility with its debt covenants and remain in compliance throughout 2004.

At December 31, 2003, the Company's contractual cash obligations (in millions) can be summarized as follows:

Contractual Cash Commitments	Total	Less than 1 Year	1–3 Years	4–5 Years	More than 5 Years
Long-Term Debt					
Senior and other	$626.1	$25.4	$ 51.5	$304.5	$244.7
Convertible subordinated*	181.6	—	181.6	—	—
Operating leases	41.7	10.5	12.0	7.6	11.6
Purchase obligations	124.9	61.0	44.3	8.4	11.2
Total contractual cash commitments	$974.3	$96.9	$289.4	$320.5	$267.5

**Can be settled in shares of the Company's Class A common stock at option of holder.*

Under the terms of certain business and product acquisition agreements, the Company may be required to make additional payments in future years upon the occurrence of specified events. Additionally, the Company has a number of conditional supply agreements which obligate the Company to purchase products or services from vendors based on Company forecasts which are updated on a regular basis and at prices subject to negotiation and change. Certain of the supply agreements may require minimum payments under certain circumstances if minimum quantities are not purchased. See Note 18 to the financial statements for additional information.

Quantitative and Qualitative Disclosures about Market Risks

The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates and interest rates. The Company's risk management practice includes the selective use, on a limited basis, of forward foreign currency exchange contracts and interest rate agreements. Such instruments are used for purposes other than trading.

> Foreign Currency Exchange Rate Risk

Foreign currency exchange rate movements create fluctuations in U.S. Dollar reported amounts of foreign subsidiaries whose local currencies are their respective functional currencies. The Company has not used foreign currency derivative instruments to manage translation fluctuations. The Company and its respective subsidiaries primarily use forward foreign exchange contracts to hedge certain cash flows denominated in currencies other than the subsidiary's functional currency. Such cash flows are normally represented by actual receivables and payables and anticipated receivables and payables for which there is a firm commitment.

At December 31, 2003, the Company had forward foreign exchange contracts mainly denominated in Euros, Danish Krones, Norwegian Krones, British Pounds and U.S. Dollars with a notional amount of $118.5 million. The fair market value of such contracts has been recognized in the financial statements and is not material. All contracts expire in the first three quarters of 2004. The cash flows expected from the contracts will generally offset the cash flows of related non-functional currency transactions. The change in value of the foreign currency forward contracts resulting from a 10% movement in foreign currency exchange rates would be less than $1.1 million and generally would be offset by the change in value of the hedged receivable or payable. Such contracts are not designated hedges for accounting purposes.

Alpharma's interest rate risk relates primarily to long-term and short-term debt which has variable interest rates and reset generally every three months. At December 31, 2003, the Company has $380.9 million of variable rate U.S. Dollar debt under its 2001 Credit Agreement. The 2001 Credit Agreement required the Company have at least 50% of its total debt at fixed interest rates or have interest rate protection with an initial average life of 3 years for the amount of variable rate debt necessary to have fixed and interest rate protected debt at least equal to 50% of total debt. As required in early 2002, the Company entered into a standard interest rate swap for three years for $100.0 million of debt. In late 2002 and early 2003, the Company entered into interest rate swaps for an additional $265.0 million to fix interest rates for 2003. The Company's purpose was to fix rates to comply with the credit facility and lock in interest rates for 2003. At December 31, 2003, only the $100.0 million interest rate swap is outstanding.

Consolidated Balance Sheet

(In thousands, except share data)

December 31,	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 58,623	$ 23,872
Accounts receivable, net	258,471	234,327
Inventories	307,810	343,899
Prepaid expenses and other current assets	66,620	66,534
Assets of discontinued operations	—	2,797
Total current assets	691,524	671,429
Property, plant and equipment, net	481,554	482,273
Goodwill, net	710,979	671,912
Intangible assets, net	347,670	374,828
Assets of discontinued operations	—	6,666
Other assets and deferred charges	96,074	89,816
Total assets	$2,327,801	$2,296,924
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 25,407	$ 28,592
Short-term debt	9,500	20,000
Accounts payable	122,780	134,568
Accrued expenses	163,771	165,758
Accrued and deferred income taxes	32,243	28,436
Liabilities of discontinued operations	—	1,247
Total current liabilities	353,701	378,601
Long-term debt:		
Senior	600,696	471,561
Senior subordinated notes	—	200,293
Convertible subordinated notes	181,553	175,412
Deferred income taxes	24,508	38,706
Liabilities of discontinued operations	—	1,706
Other non-current liabilities	32,251	28,802
Commitments and contingencies (see Note 18)		
Stockholders' equity:		
Preferred stock, $1 par value, no shares issued	—	—
Class A common stock, $.20 par value 40,483,818 and 39,895,214 shares issued	8,092	7,978
Class B common stock, $.20 par value 11,872,897 and 11,872,897 shares issued	2,375	2,375
Additional paid-in capital	1,059,104	1,046,802
Unearned compensation	(2,667)	—
Retained earnings (deficit)	(20,181)	(27,797)
Accumulated other comprehensive income (loss)	95,784	(20,100)
Treasury stock, at cost	(7,415)	(7,415)
Total stockholders' equity	1,135,092	1,001,843
Total liabilities and stockholders' equity	$2,327,801	$2,296,924

See notes to consolidated financial statements.

Consolidated Statement of Operations

(In thousands, except per share data)

Years Ended December 31,	2003	2002	2001
Total revenue	$1,297,285	$1,230,762	$969,286
Cost of sales	774,806	705,174	591,093
Gross profit	522,479	525,588	378,193
Selling, general and administrative expenses	346,130	327,588	255,504
Research and development	63,232	67,088	48,985
Asset impairments and other	8,727	155,123	10,059
Purchased in-process research and development	—	—	37,665
Operating income (loss)	104,390	(24,211)	25,980
Interest expense and amortization of debt issuance costs	(63,608)	(76,212)	(51,482)
Loss on extinguishment of debt	(29,100)	(52,929)	(11,029)
Other income (expense), net	12,439	(2,930)	(605)
Income (loss) from continuing operations before provision for income taxes	24,121	(156,282)	(37,136)
Provision (benefit) for income taxes	1,574	(62,715)	(543)
Income (loss) from continuing operations	22,547	(93,567)	(36,593)
Discontinued operations (Note 7):			
Loss from discontinued operations	(5,880)	(8,127)	(1,269)
Income tax (benefit)	(269)	(2,033)	(160)
Loss on discontinued operations	(5,611)	(6,094)	(1,109)
Net income (loss)	$ 16,936	$ (99,661)	$ (37,702)
Earnings per common share:			
Basic			
Income (loss) from continuing operations	$ 0.44	$ (1.88)	$ (0.89)
Loss from discontinued operations	$ (0.11)	$ (0.12)	$ (0.03)
Net income (loss)	$ 0.33	$ (2.00)	$ (0.92)
Diluted			
Income (loss) from continuing operations	$ 0.43	$ (1.88)	$ (0.89)
Loss from discontinued operations	$ (0.11)	$ (0.12)	$ (0.03)
Net income (loss)	$ 0.32	$ (2.00)	$ (0.92)

See notes to consolidated financial statements.

Consolidated Statement of Stockholders' Equity

(In thousands)

	Common Stock	Additional Paid-In Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Treasury Stock	Total Stockholders' Equity
Balance, December 31, 2000	$ 8,102	$ 792,659	$ —	$(74,473)	$126,341	$(6,943)	$ 845,686
Comprehensive income:							
Net loss—2001					(37,702)		(37,702)
Currency translation adjustment				(23,949)			(23,949)
Total comprehensive net loss							(61,651)
Dividends declared ($.18 per common share)					(7,540)		(7,540)
Tax benefit realized from stock option plan		478					478
Non-cash conversion of 05 Notes, net	297	39,827					40,124
Non-cash conversion of Industrier Note, net	475	66,639					67,114
Exercise of stock options (Class A) and other	25	2,183					2,208
Employee stock purchase plan	24	3,313		—	—	—	3,337
Balance, December 31, 2001	$ 8,923	$ 905,099	$ —	$(98,422)	$ 81,099	$(6,943)	$ 889,756
Comprehensive income:							
Net loss—2002					(99,661)		(99,661)
Currency translation adjustment				83,386			83,386
Minimum Pension Liability, net				(1,797)			(1,797)
Unrealized losses on derivative contracts, net				(3,267)			(3,267)
Total comprehensive net loss							(21,339)
Dividends declared ($.18 per common share)					(9,235)		(9,235)
Non-cash conversion of 05 Notes, net	653	68,501					69,154
Non-cash conversion of 06 Note, net	687	66,309					66,996
Exercise of stock options (Class A) and other	35	3,172				(472)	2,735
Employee stock purchase plan	55	3,721		—	—	—	3,776
Balance, December 31, 2002	$10,353	$1,046,802	$ —	$(20,100)	$(27,797)	$(7,415)	$1,001,843
Comprehensive income:							
Net income—2003					16,936		16,936
Currency translation adjustment				113,057			113,057
Minimum Pension Liability, net				1,514			1,514
Unrealized gains on derivative contracts, net				1,313			1,313
Total comprehensive net income							132,820
Dividends declared ($.18 per common share)					(9,320)		(9,320)
Capital contribution from Parent		2,267					2,267
Restricted shares issued	23	2,970	(2,993)				—
Amortization of restricted shares			326				326
Tax benefit realized from stock option plan		527					527
Exercise of stock options (Class A) and other	46	2,361					2,407
Employee stock purchase plan	45	4,177	—	—	—	—	4,222
Balance, December 31, 2003	$10,467	$1,059,104	$(2,667)	$ 95,784	$(20,181)	$(7,415)	$1,135,092

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(In thousands)

Years Ended December 31,	2003	2002	2001
Operating activities:			
Net income (loss)	$ 16,936	$ (99,661)	$ (37,702)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	95,201	83,532	71,589
Interest accretion on convertible debt	6,141	6,516	7,457
Amortization of loan costs	3,941	4,727	6,022
Gain on sale of property	(2,294)	—	—
Loss on disposal of discontinued operations	4,041	—	—
Purchased in-process research and development	—	—	37,665
Deferred income taxes	(5,779)	(46,718)	2,244
Other non-cash items	7,157	193,853	30,403
Change in assets and liabilities, net of effects from business acquisitions:			
(Increase) decrease in accounts receivable	(12,426)	27,308	26,642
Decrease (increase) in inventory	53,409	(949)	(41,620)
Decrease (increase) in prepaid expenses and other current assets	6,308	(11,461)	213
Increase (decrease) in accounts payable, accrued expenses and accrued income taxes	(21,543)	3,415	22,349
Other, net	5,908	1,638	(5,878)
Net cash provided by operating activities	157,000	162,200	119,384
Investing activities:			
Capital expenditures	(42,619)	(74,390)	(85,247)
Purchase of businesses and intangibles, net of cash acquired	(5,252)	(7,313)	(687,889)
Proceeds from sale of property	2,355	—	—
Proceeds from sale of subsidiary	5,967	—	—
Net cash used in investing activities	(39,549)	(81,703)	(773,136)
Financing activities:			
Net advances under lines of credit	17,527	15,325	4,690
Proceeds of senior long-term debt	—	31,000	784,117
Reduction of long-term debt	(324,540)	(116,787)	(389,684)
Dividends paid	(9,320)	(9,235)	(7,541)
Proceeds from sales of subordinated notes	—	—	200,000
Issuance of senior unsecured debt	220,000	—	—
Net capital contribution from parent	2,267	—	—
Proceeds from issuance of common stock	9,054	6,720	5,545
Net cash (used in) provided by financing activities	(85,012)	(72,977)	597,127
Net cash flows from exchange rate changes	2,221	1,549	(1,412)
Increase (decrease) in cash and cash equivalents	34,660	9,069	(58,037)
Cash and cash equivalents at beginning of year	23,963	14,894	72,931
Cash and cash equivalents at end of year	$ 58,623	$ 23,963*	$ 14,894*

** Includes $91 and $159 of cash from discontinued operations for the years ended December 31, 2002 and 2001, respectively.*

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(In thousands, except share data)

> 1. The Company

Alpharma Inc. and Subsidiaries, (the "Company") is a global pharmaceutical company which develops, manufactures and markets specialty generic and proprietary human pharmaceutical and animal pharmaceutical products.

In 1994, the Company acquired the pharmaceutical, animal health, bulk antibiotic and aquatic animal health business ("Alpharma Oslo") of A. L. Industrier ASA ("A. L. Industrier"), the beneficial owner of 100% of the outstanding shares of the Company's Class B Stock. The Class B stock represents 22.7% of the total outstanding common stock as of December 31, 2003. A. L. Industrier, a Norwegian company, is able to control the Company through its ability to elect more than a majority of the Board of Directors and to cast a majority of the votes in any non-class vote of the Company's stockholders. (See Note 20.)

The Company's businesses are organized in four reportable segments as follows:

International Generics ("IG")
Active Pharmaceutical Ingredients ("API")
U.S. Human Pharmaceuticals ("USHP")
Animal Health ("AH")

IG, API and USHP are part of Human Pharmaceuticals.

IG's principal products are dosage form pharmaceuticals sold primarily in Scandinavia, the United Kingdom and western Europe as well as Indonesia, China and certain middle eastern countries.

The API's principal products are bulk pharmaceutical antibiotics sold to the pharmaceutical industry in the U.S. and worldwide for use as active substances in a number of finished pharmaceuticals.

USHP's principal products are generic liquid and topical pharmaceuticals and solid dose oral pharmaceuticals both generic and branded. USHP sells primarily to wholesalers, distributors, and merchandising chains.

The Animal Health business includes the Animal Health and Aquatic Animal Health Products. Animal Health's principal products are medicated feed additive and other animal health products for animals raised for commercial food production (principally poultry, cattle and swine) in the U.S. and worldwide. Aquatic Animal Health manufactures and markets vaccines primarily for use in immunizing farmed fish (principally salmon) worldwide with a concentration in Norway. (See Note 24 for segment and geographic information.)

> 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its domestic and foreign subsidiaries. The effects of all significant intercompany transactions have been eliminated. Certain amounts have been reclassified to conform with current year presentations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include all highly liquid investments that have an original maturity of three months or less.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out basis for all inventories. The determination of market value to compare to cost involves assessment of numerous factors, including costs to dispose of inventory and estimated selling prices. Inventory determined to be damaged, obsolete, or otherwise unsaleable is written down to its net realizable value.

The Company also purchases raw materials, and manufactures finished goods, for certain products prior to the product receiving regulatory approval or during a period when the product is subject to litigation. The Company reviews these inventories on a case by case basis, and records a write-down of the inventory if it becomes probable that regulatory approval will not be obtained, litigation will be resolved unfavorably, or the inventory's cost will not be recoverable based on other factors. (See Note 18 for additional information.)

(In thousands, except share data)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to income as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts, with any gain or loss included in net income.

Depreciable assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the assets. A loss is recognized for the difference between the fair value and the carrying amount of the assets. Fair value is determined based upon a market quote, if available, or is based on valuation techniques.

Interest is capitalized as part of the acquisition cost of major construction and software development projects. In 2003, 2002, and 2001, $167, $1,904, and $2,232 of interest costs were capitalized, respectively.

Depreciation is computed by the straight-line method over the estimated useful lives which are generally as follows:

Buildings	30–40 years
Building improvements	10–30 years
Machinery and equipment	2–20 years

Goodwill and Intangible Assets

On January 1, 2002 the Company adopted Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets." SFAS 142 applies to all goodwill and intangibles acquired in a business combination. Under SFAS 142, all goodwill and certain intangibles determined to have indefinite lives will not be amortized but will be tested for impairment at least annually. Intangible assets other than goodwill will be amortized over their useful lives, generally 5–20 years, and reviewed for impairment in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See Note 12 for additional detail relating to the Company's goodwill and other intangible assets.

Foreign Currency Translation and Transactions

The assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies into U.S. Dollars at rates in effect at the balance sheet date. Results of operations are translated using average rates in effect during the year. Foreign currency transaction gains and losses are included in income. Foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of stockholders' equity. The foreign currency translation adjustment for 2003, 2002 and 2001 is net of $(1,358), $(1,910) and $318, respectively, representing the foreign tax effects associated with long-term intercompany advances to foreign subsidiaries.

Derivative Instruments

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its corresponding amendments under SFAS No. 138, (referred to hereafter as "SFAS 133"), on January 1, 2001. Under the provisions of SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or stockholders' equity, depending on the intended use of the derivative and whether the derivative is classified as a hedging instrument. Changes in fair value of the derivative instrument not designated as hedging instruments are recognized in earnings in the current period.

The Company formally documents all relationships between hedging instruments and hedged items as well as the risk management objectives and strategies for undertaking various hedging relationships. All cash flow hedges are linked directly to specific transactions and the Company assesses effectiveness at inception and on a quarterly basis. When it is determined that a derivative instrument is not highly effective or the transaction is no longer deemed probable of occurring, the Company discontinues hedge accounting.

The Company's derivative instruments, which are entered into on a limited basis, consist principally of foreign currency forward contracts and interest rate swaps. These instruments are entered into in order to manage exposures to changes in foreign currency exchange rates and interest rates. The Company carries its derivative instruments at its fair value on the balance sheet, recognizing changes in the fair value of foreign currency forwards in current period earnings and changes in the fair value of interest rate swaps, which are classified as cash flow hedges, in stockholders' equity.

The Company selectively enters into foreign exchange contracts to buy and sell certain cash flows in non-functional currencies and to hedge certain firm commitments due in foreign currencies. Foreign exchange contracts, other than hedges of firm commitments, are accounted for as foreign currency transactions and gains or losses are included in income. Gains and losses related to hedges of firm commitments are deferred and included in the basis of the transaction when it is completed.

Revenue Recognition

Revenues are recognized when title to products and risk of loss are transferred to customers. Certain of the Company's subsidiaries have terms of FOB shipping point where title and risk of loss transfer on shipment. Certain subsidiaries have terms of FOB destination where title and risk of loss transfer on delivery. In the case of FOB destination, revenue is not recognized until products are received by the customer. Additional conditions for recognition of revenue are that collection of sales proceeds is reasonably assured and the Company has no further performance obligations.

In the Company's U.S. Human Pharmaceutical business, and to a lesser extent in Human Pharmaceuticals—International, sales to certain customers require that the Company remit discounts to either customers or governmental authorities in the form of rebates, chargebacks, or other managed care reserves. Additionally, sales are generally made with a limited right of return under certain conditions. The Company estimates these rebates, chargebacks, managed care reserves and estimated returns at the time of sale based on the terms of agreements with customers and historical experience. The reserve balances relative to these provisions included in "Accounts receivables, net" and "Accounts payable and accrued expenses" in the accompanying consolidated balance sheet totaled $64,701 and $82,387, respectively, at December 31, 2003 and $65,876 and $73,184, respectively, at December 31, 2002. The Company continually monitors the adequacy of procedures used to estimate these reductions by comparison of estimated reductions to actual reductions.

Included in Other income is $9,081 of income earned during the 180 day exclusivity period for Metformin ER under a profit sharing agreement with another pharmaceutical company. The income has no direct costs associated with it although it is supported by and originated from the cost structure and investments of the U.S. Human Pharmaceuticals business.

Income Taxes

The provision for income taxes includes federal, state and foreign income taxes currently payable and those deferred because of temporary differences in the basis of assets and liabilities between amounts recorded for financial statement and tax purposes. Deferred taxes are calculated using the liability method.

At December 31, 2003, the Company's share of the undistributed earnings of its foreign subsidiaries, (excluding cumulative foreign currency translation adjustments), was approximately $183,000. No provisions are made for U.S. income taxes that would be payable upon the distribution of earnings which have been reinvested abroad or are expected to be returned in tax-free distributions. It is the Company's policy to provide for U.S. taxes payable with respect to earnings which the Company plans to repatriate.

Accounting for Stock-Based Compensation

At December 31, 2003, the Company has stock-based employee compensation plans, which are described more fully in Note 22. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income for incentive stock options, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. Compensation cost for restricted stock is recorded based on the market value on the date of grant. The fair value of restricted stock is charged to unearned compensation in stockholders' equity and amortized to expense over the requisite vesting periods. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

Years Ended December 31,	2003	2002	2001
Net income (loss), as reported	$16,936	$ (99,661)	$(37,702)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	202	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	5,243	6,335	4,876
Pro forma net income (loss)	$11,895	$(105,996)	$(42,578)
(Loss) earnings per share:			
Basic—as reported	$ 0.33	$ (2.00)	$ (0.92)
Basic—pro forma	$ 0.23	$ (2.13)	$ (1.04)
Diluted—as reported	$ 0.32	$ (2.00)	$ (0.92)
Diluted—pro forma	$ 0.23	$ (2.13)	$ (1.04)

Comprehensive Income (Loss)

SFAS 130, "Reporting Comprehensive Income," requires foreign currency translation adjustments and certain other items, which were reported separately in stockholders' equity, to be included in other comprehensive income (loss). Included within

(In thousands, except share data)

accumulated other comprehensive income (loss) for the Company are foreign currency translation adjustments, changes in the fair value of interest rate swaps designated as cash flow hedges, net of related tax benefit, of $1,197, and changes in the minimum pension liability, net of related tax benefit, of $1,514. Total comprehensive income (loss) for the years ended 2003, 2002 and 2001 is included in the Statement of Stockholders' Equity.

The components of accumulated other comprehensive income (loss) include:

December 31,	2003	2002	2001
Cumulative translation adjustment	$98,021	$(15,036)	$(98,422)
Minimum pension liability, net	(283)	(1,797)	—
Unrealized gains (losses) on derivative contracts, net	(1,954)	(3,267)	—
	$95,784	$(20,100)	$(98,422)

Segment Information

SFAS 131, "Disclosures about Segments of an Enterprise and Related Information" requires segment information to be prepared using the "management" approach. The management approach is based on the method that management organizes the segments within the Company for making operating decisions and assessing performance. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers.

Shipping Costs

The Company accounts for shipping costs in selling, general and administrative expenses for purposes of classification within the Consolidated Statement of Operations. These costs were approximately $19,000, $20,000 and $19,000 for the three years ended December 31, 2003, 2002 and 2001.

Software and Development Costs

In 2003, 2002 and 2001, the Company capitalized purchased software from a third party vendor and software development costs incurred under the provisions of SOP 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." Capitalized costs include only (1) external direct costs of materials and services incurred in developing or obtaining internal use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote substantial time to the internal use software project, and (3) interest costs incurred, while developing internal use software. Amortization began in April 2002 as portions of the project were completed, were ready for their intended purpose and were placed in service.

Research and development costs, business process re-engineering costs, training and computer software maintenance costs are expensed as incurred. Software development costs are being amortized using the straight-line method over the expected life of the product which is estimated to be five to seven years depending on when it is placed in service.

Capitalized software costs, net of amortization, to date through December 31, 2003 and 2002 amounted to approximately $45,417, and $43,805, respectively and are included in other assets. Amortization began in 2002, and was $10,266 and $3,643 for the years ended December 31, 2003 and 2002, respectively. All significant software modules were completed and ready for their intended purpose during 2003. Capitalized costs are expected to be incurred in 2004 related to installation of software modules.

Recent Accounting Pronouncements

In May 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002." The statement rescinds SFAS 4 (as amended by SFAS 64), which required extraordinary item treatment for gains and losses on extinguishments of debt, and SFAS 44, which does not affect the Company. Additionally, the statement amends certain provisions of SFAS 13 and other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 related to extinguishments of debt were effective for the Company beginning January 1, 2003, and all other provisions became effective for transactions occurring on or financial statements issued after May 5, 2002. The Company has adopted SFAS 145, on January 1, 2003, and conformed the prior periods presented in the previously filed Form 10K to reflect this adoption.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3, and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Any charges associated with future restructuring programs will be recorded in accordance with SFAS 146.

In November 2002, FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 21, 2002. The required disclosures are effective for financial statements of interim or annual periods ending after December 15, 2002.

On December 31, 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Statement 148 amends FASB Statement 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to Statement 123's fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of Statement 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend Statement 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of Statement 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of Statement 123 or the intrinsic value method of Opinion 25. Statement 148's amendment of the transition and annual disclosure requirements of Statement 123 are effective for fiscal years ending after December 15, 2002. The Company has adopted the disclosure provisions of FAS 148 as of December 31, 2002, and will continue to use the intrinsic value method of APB 25.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation provisions of FIN 46 were originally effective for financial periods ending after July 15, 2003. In October 2003, the FASB issued Staff Position FIN 46-6, "Effective Date of FIN 46," which delayed the implementation date for certain variable interest entities to financial periods ending after December 31, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. The Company does not expect the adoption of these standards to have a material impact on the results of operations, cash flows or financial position.

In January 2003, the Emerging Issues Task Force (EITF) released EITF 00-21: "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 clarifies the timing and recognition of revenue from certain transactions that include the delivery and performance of multiple products or services. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's Financial Statements.

In December 2003, the FASB issued Staff Position FAS 106-1, "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("the Act") ("FSP FAS 106-1"). FSP FAS 106-1 allows for current recognition or a one-time deferral of the effects of the Act. The deferral suspends the application of SFAS No. 106's "Employers' Accounting for Postretirement Benefits Other Than Pensions," measurement requirements, and it revised SFAS 132's disclosure requirements for pensions and other postretirement plans for the effects of the Act. The Company has elected to take the one-time deferral and, therefore, any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act. Specific authoritative guidance on accounting for the federal subsidy included in the Act is pending. The guidance, when issued, could require the Company to change previously reported information.

In December 2003, the Staff of the Securities and Exchange Commission issued SAB No. 104, "Revenue Recognition" ("SAB 104"), which supercedes SAB 101. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21. As previously discussed, the Company's adoption of EITF 00-21 did not have a material impact on its results of operations, cash flows or financial position, and, consequently, the Company's revenue recognition policy is in accordance with SAB 104.

(In thousands, except share data)

> 3. Liquidity and Capital Resources

In the fourth quarter of 2001 the Company completed the acquisition of the Faulding Oral Pharmaceuticals Business ("OPB") and entered into a $900,000 credit facility ("2001 Credit Facility") to finance the acquisition and replace its previous credit agreement. The 2001 Credit Facility includes covenants that require it to maintain specified financial ratios and satisfy financial conditions consisting of a maximum total leverage ratio test, a maximum senior secured leverage ratio test, a minimum fixed charge coverage ratio test, a minimum interest coverage ratio test and a minimum net worth test. A breach of any of these covenants, if not cured or waived, could result in a default under the 2001 Credit Facility. If an event of default under the 2001 Credit Facility occurs, the lenders under these facilities could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. The calculation of EBITDA, as defined in the credit facility, on a rolling four quarter basis is important to many of these tests. Certain of these covenants became more restrictive as of December 31, 2003 and will become more restrictive at March 31, 2005. The Company is in compliance with these covenants as of December 31, 2003.

Continued compliance with these financial covenants in 2004 is dependent on the Company's EBITDA as defined by the credit agreement, and therefore the Company's ability to generate increasing amounts of operating income, or on the Company's ability to reduce the amount of its outstanding debt. Since 2001, the Company has reduced the amount of its outstanding debt and the size of the original facility by prepaying term debt by $185,000 and by lowering the revolving line of credit by $150,000. On an overall basis, senior debt and total debt at December 31, 2003 were $635,603 and $817,156, respectively, compared to $520,153 and $895,858, respectively, at December 31, 2002. Included in senior debt at December 31, 2003, was $220,000 of Senior Notes issued in 2003 (see Note 13 for further details).

The Company's EBITDA, as defined, is affected most directly by changes in operating income. Operating income in 2003 has been negatively affected by corrective actions in two of U.S. Human Pharmaceutical's plants. Significant compliance costs have been incurred as a result of the Company's response to Form 483's issued by the FDA for the Company's Baltimore and Elizabeth plants. In addition, the corrective action plans have resulted in lower production and significant rationalization of the liquids product line at the Baltimore plant and no new product introductions during 2003, from either plant.

2003 compliance costs amount to $34,400, of which approximately $18,000 relates to external consultants (see Footnote 18 for further details) and the remainder relates to increased internal resources. The additional internal staffing levels are necessary to support the Company's commitment to FDA compliance and are expected to continue beyond the corrective action period. External consulting costs declined sequentially in the first, second, third and fourth quarters of 2003 and are expected to continue at the fourth quarter rate of approximately $2,000 into 2004.

The Company plans to complete the major elements of the FDA compliance enhancement plan in Elizabeth by mid 2004 and new solid dose product launches are contingent on the receipt of FDA approval. The Company expects to complete the major elements of the FDA compliance enhancement plan in Baltimore by the end of 2004. The Company is preparing for possible FDA re-inspections of both facilities.

During most of 2003, the Company's most restrictive debt covenant was total debt to EBITDA ("Total Leverage Ratio"). This covenant tightens from a required maximum ratio of 4.00 to 1.00 at December 31, 2003 to a required maximum ratio of 3.50 to 1.00 at March 31, 2005. The Company remained in compliance with all its debt covenants at December 31, 2003, with approximately $40,000 of EBITDA flexibility on its tightest covenant at year-end, the Interest Coverage Ratio.

The Company has developed its business and financial plan for 2004 and has evaluated its flexibility in complying with each of the financial covenants as part of this process. The Company believes it has a number of options available to provide it with increased financial flexibility, thereby ensuring continued compliance with its covenants. Certain of these options are entirely within the Company's control and others require actions of the bank group and/or a third party. In December 2003, the 2001 Credit Facility was amended to allow for certain actions associated with the Company's ability to achieve increased financial flexibility. The amendment includes provisions enabling the Company to sell certain assets, provides for additional flexibility in the timing and application of certain financial ratio tests, and permits exclusions of certain restructuring charges and gains and losses on potential divestitures of assets and businesses from the calculation of EBITDA. Options include:

- Continued aggressive asset management, including both working capital reduction programs and controls over capital expenditures, to generate free cash flow to enable the Company to continue to repay outstanding debt. Capital expenditures were $47,871 for the year ended December 31, 2003 compared to $81,703 for the year ended December 31, 2002.
- Continue to reduce operating costs. In the fourth quarter of 2003, the Company reviewed its overall business cost structure, which resulted in a reduction in force at each of its segments.

As a result, the Company recorded a pre-tax charge of approximately $8,700 related to this action. The Company is evaluating other actions to reduce its cost base in 2004 and beyond.

- Continue to sell certain assets. In 2003, the Company has sold its French generics business and an Animal Health facility. The Company has engaged investment bankers to explore the possible sale of certain other assets.

- The potential divestiture of significant assets and businesses are in the preliminary stages and none are subject to formal agreements. It is possible that, if completed, certain of the divestitures could result in losses of up to $100,000. In addition, the potential divestitures could be dilutive to the Company's continuing earnings per share. There is no guarantee any divestiture will be completed. Due to its improved liquidity in 2003, the Company is not under any financial pressure to accept any offer which is not in its long-term interests.

- Reduce subordinated convertible debt by issuing common stock. At December 31, 2003, the Company has $181,553 of convertible Subordinated Notes outstanding that can be retired by the exchange of common stock with approximately the same fair value. In 2001 and 2002, the Company retired $144,100 of convertible debt by issuing approximately 8.2 million shares of Class A common stock.

  The Company is required to repay or retire $24,200 of its 5¾% convertible debentures by October 2004. The Company is presently planning for this requirement based on a number of scenarios. The Company expects to be successful in meeting this requirement.

- Obtaining amendments to the bank covenants to allow for certain of the actions noted above and to provide additional flexibility in the timing and application of the financial ratio tests. In October 2001, the Company borrowed $622,000 from the bank group and at December 31, 2003 the amount outstanding was $380,900 (a reduction of $241,100). In the fourth quarter of 2003, the bank group agreed to an amendment which allowed for specified asset sales, permitted exclusions of restructuring and refinancing charges from EBITDA of up to $10,000 and the minimum net worth definitions, and amended the leverage ratios to delay the timing of further covenant restrictions. The Company believes that its performance in the reduction of the loan, and its previous experience in working with the bank group would assist it in obtaining future amendments, if necessary.

While the Company cannot assure its success in executing any of the above-noted actions, it will take the actions necessary to maintain sufficient financial flexibility with its debt covenants and remain in compliance throughout 2004.

> 4. Business and Product Line Acquisition

The following acquisition was accounted for under the purchase method and the accompanying financial statements reflect the fair values of the assets acquired and liabilities assumed and the results of operations from the respective acquisition date.

Faulding Acquisition

On July 12, 2001, the Company entered into a definitive agreement to acquire the generic and proprietary oral solid dose pharmaceuticals business ("OPB acquisition") in the U.S. and China of F.H. Faulding & Co. Limited from Mayne Nickless Limited for total consideration of $660,000 in cash (approximately $669,800 including direct acquisition related costs). On October 2, 2001, Mayne closed its tender offer for Faulding's shares after having accepted the tender of more than 90% of Faulding's shares. On October 5, 2001, Alpharma gained operational and economic control of OPB subject to certain limitations. On December 12, 2001 Mayne acquired 100% of Faulding's shares and transferred the OPB to the Company in accordance with the acquisition agreement.

The acquisition has been accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." The fair value of the assets acquired and liabilities assumed and the results of OPB operations are included in the Company's consolidated financial statements beginning on the date of acquisition, December 12, 2001.

The acquisition of the Oral Pharmaceuticals Business includes the operations of Purepac Pharmaceuticals and Faulding Laboratories in the United States and Foshan Faulding Pharmaceutical China. The Oral Pharmaceuticals Business includes research, development, manufacturing, sales and marketing of generic and proprietary oral solid dose pharmaceuticals in the United States and China. In the fiscal year ending June 30, 2001, the OPB had net sales of $205,200 (unaudited) comprised of U.S. net sales of $190,700 (unaudited) and China net sales of $14,500 (unaudited).

The transaction generated significant charges for in-process research and development ("IPR&D"), the write-up and subsequent write-off of purchased inventory, financing costs specific to the transaction and integration costs incurred in combining OPB in the United States with the U.S. Pharmaceutical Division

(In thousands, except share data)

("USPD") to form U.S. Human Pharmaceuticals ("USHP"). IPR&D was valued based on estimated future cash flows for 22 individual products under development, adjusted for charges for core technology and use of existing assets. Cash flows were discounted at a rate of 15.4% and a risk adjustment factor was subsequently applied to each project based on probability of realization of the cash flows. Cash inflows from individual projects are expected to commence during the period ranging from mid-2002 to 2005, depending on the project. The estimated future cash flows are based on assumptions consistent with the OPB's historical performance. The charges can be summarized as follows:

Description	December 31, 2002	December 31, 2001	Caption
Inventory write-up (related to sales of acquired inventory)	$ 5,357	$ 1,751	Cost of sales
IPR&D	—	37,665	Purchased in-process research and development
Severance of USPD employees	—	4,829	Asset impairments and other
Amortization of bridge financing expenses	—	3,271	Other, net
Charges and expenses related to the acquisition	$ 5,357	$47,516	
Tax benefit	(2,062)	(3,842)	
Net charge	$ 3,295	$43,674	
Loss per share	$ (.07)	$ (1.07)	

During 2002, the Company adjusted the preliminary purchase price allocation for changes in account balances resulting from the final valuation, adjustments to the opening balance sheet and certain reclassifications. The most significant changes resulted in a reclassification of approximately $25,500 from goodwill to intangible assets related to the valuation of certain product rights, and a reduction of goodwill and deferred tax liabilities of approximately $26,000 as amortization of certain identified intangibles were determined to be deductible for tax purposes.

The purchase price was allocated based on a final valuation in the following manner:

Intangible assets represent primarily the valuation of one asset class, current products (approximately 98% of the value). All intangible assets are subject to amortization. The weighted average amortization period is approximately 12.8 years.

Faulding Combined as of December 12, 2001

	Amounts Allocated
Cash	$ 5,759
Accounts receivable, net	37,898
Inventory	59,809
Prepaid expenses	24,456
Current assets	127,922
Property plant and equipment, net	106,724
Intangible assets, amortizable over 10–15 years	186,277
Goodwill—existing	—
Goodwill—residual	353,379
In-process research and development	37,665
Other assets	1,255
Total assets	$813,222
Accounts payable and accrued expenses	$ 84,484
Accrued and deferred income taxes	13,462
Current liabilities	97,946
Deferred income taxes	42,450
Other non-current liabilities	3,023
Total liabilities	$143,419
Total cash consideration	$669,803

Pro Forma Information

The following unaudited pro forma information on results of operations assumes the purchase of the OPB as if the companies had combined at the beginning of 2001:

Pro forma* *Year Ended December 31, 2001*	
Revenue	$1,183,300
Net income (loss)	$ (63,900)
Basic EPS	$ (1.56)
Diluted EPS	$ (1.56)

**Includes actual after-tax charges related to the OPB acquisition ($43,674).*

These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of acquired intangibles and goodwill and an increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred at the beginning of 2001, or of future results of operations of the consolidated entities.

> 5. Impairments, Reorganization, Refocus and Other Actions

2001 Actions

In 2001, the Company incurred severance costs of approximately $10,059 in connection with the following three actions:

- The Company incurred charges as a result of management actions intended to improve future operations. The IG and API combined management and incurred charges of approximately $4,300 primarily for severance of 79 employees. All employees were severed by June 30, 2002.
- As indicated in Note 4, as part of the combination of USPD and OPB-U.S., severance charges of approximately $4,800 were expensed for 39 USPD employees. In addition, severance accruals of approximately $1,700 for 19 OPB-U.S. employees were included in the purchase price allocation. All employees were severed by June 30, 2002.
- AH changed three senior managers in the fourth quarter of 2001 and severance of approximately $1,100 was incurred.

In addition, new AH management in its review of current projects decided to discontinue support of the Optibreed project and incurred charges of approximately $11,200 to reflect the write-down of Optibreed inventory and the equity investment in the company which manufactured Optibreed inventory.

In early 2002, the Company became aware of process deficiencies, which occurred in 2001 for two products sold by USHP. One of these products was manufactured by a contract manufacturer. Based on the nature of the deficiencies, the Company determined that a voluntary recall of these products from its direct customers was required. Accordingly, at December 31, 2001, the Company recorded a charge of approximately $10,700 for these recalls, consisting primarily of inventory write-offs for unsaleable product and estimated disposal costs.

2002 Actions

The Company incurred several impairments and other charges related to actions in connection with management's reorganization and refocus to improve future operations. A summary of these charges recorded during 2002 is as follows:

	Severance	Intangible Assets Impairments	Fixed Assets Write-offs	Exit and Facility Closure Costs	Subtotal	Write-down of Inventory (*)	Total
Southern Cross and Reporcin	$ —	$17,023	$16,353	$ 2,342	$ 35,718	$ 1,382	$ 37,100
AH Goodwill	—	66,011	—	—	66,011	—	66,011
IG Intangibles**	—	6,479	—	—	6,479	—	6,479
AH Facility Closures	—	—	25,066	15,078	40,144	5,048	45,192
Headcount Reductions	6,771	—	—	—	6,771	—	6,771
Total	$6,771	$89,513	$41,419	$17,420	$155,123	$ 6,430*	$161,553

**Recorded in cost of sales in the Statement of Operations.*

***Amounts exclude discontinued operations intangible asset impairments of $7,008.*

Animal Health

AH incurred charges in connection with changes in response to and in anticipation of major challenges in the marketplace and in the way the business will be managed in the future. The AH business, which is in low or no growth competitive markets, has been repositioned to enhance working capital management and cash flow.

Southern Cross and Reporcin (AH)

In September 1999, AH acquired the business of Southern Cross Biotech, Pty. Ltd. ("Southern Cross") and the exclusive worldwide license for Reporcin, a product which is used to aid in the production of leaner pork meat.

Under the terms of the license agreement, additional payments are required as regulatory approvals for the product are obtained in certain markets. The Company also was required to

(In thousands, except share data)

complete an FDA approved production facility for Reporcin to complement the acquired Reporcin manufacturing facility. To meet that requirement, the Company purchased a biopharmaceutical production facility in Terre Haute, Indiana in June 2000 and began to prepare the facility for production of Reporcin. In early 2002, the Company commissioned an independent study to re-evaluate the market potential of Reporcin in the U.S. market. At the same time the Company halted the work to prepare the Terre Haute facility for Reporcin production.

In August 2002 the Company received the results of the independent study on the market viability in the U.S. for Reporcin. The study identified a number of business risks that translated into slower market penetration and lower cash flows than previously forecasted. As a result of the revised expected value of Reporcin in the U.S., the Company decided to sell the Terre Haute facility and wrote-down the facility to its estimated fair value. As a result, the Company incurred an impairment charge related to the building and fixed assets of $16,353 and accrued for certain exit and shut-down costs in the amount of $2,342.

The study also caused the Company to reassess the forecasts of future sales of Reporcin in markets where the Company has regulatory approval. The intangible and prepaid royalty balances totaling approximately $21,800 for these markets were compared by market to the undiscounted cash flows. Since impairment was indicated, discounted cash flows were prepared and an impairment charge of $17,023 was recorded. The Company also has re-evaluated the carrying value of the Reporcin manufacturing facility and inventory on hand and wrote-down the inventory to the lower of cost or market, thereby incurring a charge of $1,382.

The Company intends to investigate alternative methods to service the U.S. market and will continue to market Reporcin in markets where registrations have been received.

Impairment—AH Goodwill

As part of the required annual 2002 impairment test, the entire goodwill of Animal Health was written-off resulting in a charge of $66,011. (See Note 12.) New competitive entrants combined with significant price pressure resulted in lower forecasted cash flows. The former strategy of growth through new products, technologies and international market expansion was changed to a strategy to maximize cash generation.

AH Facility Closures

In connection with the Company's repositioning and cash generation strategy, in December 2002, the Company announced the closing of four Animal Health facilities, certain asset write-downs and work force reductions. The facility closings included plants in Missouri, Arkansas, Australia and a research center in New Jersey, which resulted in write-downs and exit costs of $45,192 (consisting of $40,144 of asset impairments and $5,048 of cost of sales).

IG

Impairment—IG Intangible Assets

In the fourth quarter 2002, all significant intangible assets were tested for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Due to a increased competitive influence in these marketplaces and continued government regulation, the Company determined intangible assets for specific products for the German and French markets needed to be tested and were determined to be impaired. Impairment charges totaling $13,487 were recorded in the fourth quarter based on results of a probability weighted cash flow assessment or independent market valuation. Included therein is an intangible asset impairment of $7,008 related to the discontinued operations of the Company's French subsidiary.

2003 Actions

The Company incurred severance related to actions in connection with management's reorganization and refocus to improve future operations. These charges represented approximately 175, 139 and 121 employees in 2003, 2002 and 2001, respectively, and are classified as Asset impairments and other within the Consolidated Statement of Operations. The Company has only included severance related to specific programs as management actions. Other severance charges not related to specific programs are not segregated from normal operations. A summary of severance charges recorded, by segment, during 2003, 2002 and 2001 is as follows:

Years Ended December 31,	2003	2002	2001
AH	$3,786	$3,852	$ 1,100
USHP	2,520	—	4,829
IG and API	2,421	1,694	4,130
Corporate	—	1,225	—
	$8,727	$6,771	$10,059

A summary of liabilities for severance related to actions in connection with management's reorganization and refocus is as follows:

Severance	2001	2002	2003
Balance, January 1,	$ —	$10,783	$ 8,434
Charges	10,059	6,771	8,727
Established in purchase accounting	1,700	—	—
Adjustments	—	—	(195)
	11,759	17,554	16,966
Payments	(976)	(9,454)	(6,637)
Translation adjustments	—	334	42
Balance December 31,	$10,783	$ 8,434	$10,371

The liabilities for accrued severance are reflected in accrued expenses. The Company expects to settle these liabilities, the majority of which related to 2003, over the next eighteen months in cash.

A summary of current liabilities set up for 2002 closure and exit costs and 2003 related activity is as follows:

Other Closure and Exit Costs	2002	2003
Balance, January 1,	$ —	$17,420
Charges	17,420	—
Adjustments	—	140
	17,420	17,560
Payments	—	(5,027)
Translation adjustments	—	1,104
Balance December 31,	$17,420	$13,637

The remaining balances as of December 31, 2003 primarily relate to demolition costs, payment related to a discontinued product, lease obligations and other contractually committed costs associated with facility closures announced in 2002. The Company expects to settle these liabilities over the next eighteen months.

> 6. Elyzol Dental Gel ("EDG") Product Sale and Related Agreements

In July 2000, the Company's Danish subsidiary sold the patents, trademarks, marketing authorizations, and inventory related to the Elyzol Dental Gel ("EDG") product for cash proceeds of approximately $8,250. Concurrently with this sale, and due to the specialized nature of the manufacturing process for EDG, the Company entered into a Toll Manufacturing Agreement with the purchaser under which the Company will continue to manufacture EDG for the purchaser for a four-year period. The Company is reimbursed for direct manufacturing costs plus an agreed upon amount for overhead and a variable manufacturing profit which declines as production volumes increase.

As the relative fair value of the assets sold and the Company's toll manufacturing obligation cannot be reliably estimated, the Company deferred, as of July 2000, the entire excess of the cash proceeds over the carrying amount of the assets sold and expenses associated with the sale. The deferral initially amounted to approximately $7,800 and is being amortized over the four year term of the Toll Manufacturing agreement on a straight-line basis, which management believes will approximate amortization using the units of production method. Income from the Transition Service Agreement and the contractual profit under the Toll Manufacturing Agreement are being recognized as services are provided or goods are sold to the purchaser.

Approximately $1,900 of the deferral was recognized as income in each of the years ended December 31, 2003, 2002 and 2001, respectively. The remaining balance of approximately $970 has been deferred and is included in accrued expenses.

> 7. Discontinued Operations

On September 30, 2003, the Company sold its French subsidiary for $5,967. In accordance with SFAS 144, this subsidiary should be accounted for as a discontinued operation. The net loss for this subsidiary for the years 2003, 2002, and 2001 are reflected in the Company's Consolidated Statement of Operations as loss from discontinued operations. Included in the 2003 results is a loss on sale of subsidiary of $4,041, including the allocation of $2,360 of goodwill. Included in the 2002 results is an impairment of intangible assets of $7,008. The assets and liabilities representing the carrying value of the Company's French generics business are presented separately within the asset and liability sections of the Company's Consolidated Balance Sheet. Prior to the discontinuation, the French subsidiary was included within the Company's IG segment.

The following table details selected financial information for the French subsidiary included within discontinued operations:

Statement of Operations

Years Ended December 31,	2003	2002	2001
Revenues	$ 4,096	$ 5,869	$ 6,032
(Loss) from operations	$(1,839)	$(8,118)	$ (1,262)
Loss from disposal	$(4,041)	$ —	$ —
Pre-tax (loss)	$(5,880)	$(8,127)	$ (1,269)
Provision (benefit) for taxes	$ (269)	$(2,033)	$ (160)
(Loss) from discontinued operations	$(5,611)	$(6,094)	$ (1,109)

Balance Sheet

December 31,	2003	2002	2001
Current assets	$ —	$2,797	$ 2,538
Non-current assets	$ —	$6,666	$11,186
Current liabilities	$ —	$1,247	$ 1,275
Deferred taxes and other non-current liabilities	$ —	$1,706	$ 3,210

> 8. Earnings Per Share

Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share reflect the dilutive effect of stock options, warrants and convertible debt when appropriate.

A reconciliation of weighted average shares outstanding for basic to diluted weighted average shares outstanding used in the calculation of EPS is as follows:

For the Years Ended December 31, (Shares in thousands)	2003	2002	2001
Average shares outstanding—basic	51,606	49,814	40,880
Stock options	404	—	—
Convertible notes	—	—	—
Average shares outstanding—diluted	52,010	49,814	40,880

The amount of dilution attributable to the stock options determined by the treasury stock method depends on the average market price of the Company's common stock for the year. For the year ended December 31, 2003, stock options to purchase 1,915,118 shares were not included because the option price was greater than the average price. Stock options had an anti-dilutive effect in 2002 and 2001 and therefore stock options to purchase 4,370,943 and 2,506,058 shares, respectively, were not included in the diluted EPS calculation.

The following table summarizes stock options not included in the computation of diluted EPS:

For the Years Ended December 31, (Shares in thousands)	2003	2002	2001
Excluded due to option price greater than market price	1,915	2,275	1,730
Excluded due to antidilution	—	2,096	776

The 05 Notes issued in March 1998, convertible into 1,196,310 shares at December 31, 2003 and 2002, and 3,175,904 shares at December 31, 2001 of common stock at $28.59 per share, were anti-dilutive using the if-converted method and therefore were not included in the diluted EPS calculation.

The 06 Notes issued in June 1999, and convertible into 3,809,343 shares at December 31, 2003 and 2002, and 5,294,301 shares at December 31, 2001 of common stock, were anti-dilutive using the if-converted method and therefore were not included in the diluted EPS calculation.

The numerator for the calculation of basic EPS is net income for all periods. The numerator for the calculation of diluted EPS is net income plus an add back for interest expense and debt cost amortization, net of income tax effects, related to the convertible notes when applicable.

A reconciliation of net income (loss) used for basic to diluted EPS is as follows:

Years Ended December 31,	2003	2002	2001
Net income (loss)—basic	$16,936	$(99,661)	$(37,702)
Adjustments under the if-converted method, net of tax	—	—	—
Adjusted net income (loss)—diluted	$16,936	$(99,661)	$(37,702)

> 9. Accounts Receivable, Net

Accounts receivable consists of the following:

December 31,	2003	2002
Accounts receivable, trade	$259,466	$222,661
Other	2,704	15,899
	262,170	238,560
Less, allowance for doubtful accounts	3,699	4,233
	$258,471	$234,327

The allowance for doubtful accounts for the three years ended December 31, consists of the following:

	2003	2002	2001
Balance at January 1,	$4,233	$ 7,244	$ 5,707
Provision for doubtful accounts	402	2,234	2,545
Reductions for accounts written off	(902)	(5,767)	(1,243)
Translation and other	(34)	522	235
Balance at December 31,	$3,699	$ 4,233	$ 7,244

> 10. Inventories

Inventories consist of the following:

December 31,	2003	2002
Finished product	$161,674	$178,708
Work-in-process	64,503	54,302
Raw materials	81,633	110,889
	$307,810	$343,899

Included in the 2002 amounts are raw materials totaling approximately $4,422 related to a product that is subject to regulatory approval and litigation. At December 31, 2003, $12,498 of these raw materials previously included in inventories has been reclassified to prepaid expenses and other, as the cost of the raw materials will be recoverable upon receipt of replacement inventory. Upon receipt, the raw materials will be reclassified as inventory. See Note 18 for additional information.

Inventories are valued at the lower of cost or market. Effective January 1, 2003, the Company changed from the last-in first-out (LIFO) method to the first-in first-out (FIFO) method to account for certain of its United States USHP inventories. The method was changed in part to achieve a better matching of revenues and expense. While a change from the LIFO method to the FIFO methods requires retroactive application to the financial statements, the change was not material to the consolidated financial statements of the Company for any of the periods presented as the inventory values computed under the LIFO method approximated the inventory values computed under the FIFO method. The FIFO method, or methods that approximate FIFO, are now used to determine cost for all inventories of the Company.

> 11. Property, Plant and Equipment, Net

Property, plant and equipment, net, consist of the following:

December 31,	2003	2002
Land	$ 19,213	$ 19,715
Buildings and building improvements	234,685	205,613
Machinery and equipment	526,260	441,797
Construction in-progress	33,614	92,058
	813,772	759,183
Less, accumulated depreciation	332,218	276,910
	$481,554	$482,273

In connection with the Company's closing of plant facilities, the assets representing the fair value of Animal Health's Lowell, Terre Haute and Wrightstown facilities (2002) totaling $4,825 and $5,312 as of December 31, 2003 and 2002, respectively are being held for sale, and are included in property, plant and equipment. The Wrightstown facility was sold in 2003 for a gain of $2,257.

> 12. Goodwill and Intangible Assets

Intangible assets consist principally of one major intangible asset class, products rights, including regulatory and/or marketing approvals by relevant government authorities. All intangible assets are subject to amortization. Annual amortization expense for the years 2004 through 2008 is currently estimated to be approximately $33,100, $32,300, $30,200, $28,500 and $27,600, respectively.

Identifiable intangible assets are required to be tested for impairment whenever changes in events or circumstances indicate that its carrying amount may not be recoverable. In Germany, in 2003, one product important to the Company's German operations, Pentalong, was required to reprove safety and efficacy by the fourth quarter of 2004. If the Company cannot complete the study satisfactorily, the Company will be required to re-evaluate the carrying value of intangible assets totaling approximately $18,000. The Company believes, but cannot assure, it will be successful.

Intangible assets and accumulated amortization are summarized as follows:

(Intangible assets, primarily products rights)	
Balance, December 31, 2001	$383,651
Additions	5,632
Amortization	(33,978)
Translation adjustment	9,885
Impairments	(12,264)
Reclassifications from goodwill and other	21,902
Balance, December 31, 2002	$374,828
Accumulated amortization, December 31, 2002	$111,277
Balance, December 31, 2002	$381,067*
Additions	2,579
Amortization	(34,378)
Impairments (product rights)	(2,045)
Translation adjustment	6,797
Sale of French subsidiary	(6,350)
Balance, December 31, 2003	$347,670
Accumulated amortization, December 31, 2003	$145,655

**Includes intangible assets of $6,239 related to French subsidiary, classified as assets of discontinued operations.*

(In thousands, except share data)

The changes in the carrying amount of goodwill attributable to the Company's reportable segments for the years ended December 31, 2002 and 2003, are as follows:

	IG	API	USHP	AH	Total
Balance December 31, 2001	$226,681	$4,152	$449,619	$ 65,852	$746,304
Impairment and write-off of Animal Health goodwill	—	—	—	(66,011)	(66,011)
Finalization of OPB purchase price allocation, including intangible asset reclassifications	—	—	(42,996)	—	(42,996)
Foreign exchange translation	33,681	775	—	159	34,615
Balance December 31, 2002	$260,362	$4,927	$406,623	$ —	$671,912

Net intangible asset reclassifications represent product rights (as discussed above) which had been separately identified but which had been classified as goodwill for financial reporting purposes prior to the adoption of SFAS 142. All goodwill is not subject to amortization as of January 1, 2002. The Company assigned intangibles and goodwill to identified reporting units, completed the transitional impairment test as required, and determined that there was no impairment of existing goodwill as of January 1, 2002. This assessment was made utilizing forecasted cash flows discounted at a rate of 11%.

As required in the fourth quarter of 2002, the Company performed the required annual test for impairment. The assessment was made in conjunction with the budgeting and long-range planning by each segment. The assessment utilized essentially the same methodology as the initial testing. The Animal Health segment indicated a possible impairment due to emerging external factors which included increasing competition, and lower prices. Additionally, the Company re-evaluated its prior growth plans internationally and domestically for new and existing products. The re-evaluation indicated growth prospects had diminished and the segment should be operated to maximize cash generation. The Company engaged an independent valuation firm to perform step two testing and, as a result, wrote off all of the Animal Health goodwill, totaling $66,011.

	IG	API	USHP	AH	Total
Balance December 31, 2002	$260,362	$4,927	$406,623	$—	$671,912
Adjustment for sale of French subsidiary	(2,360)	—	—	—	(2,360)
Foreign exchange translation	40,448	979	—	—	41,427
Balance December 31, 2003	$298,450	$5,906	$406,623	$—	$710,979

In connection with the sale of its French subsidiary (see Note 7), the Company allocated goodwill totaling $2,360 to discontinued operations.

As required in the fourth quarter of 2003, the Company performed the required annual test for impairment. The assessment was made in conjunction with the budgeting and long-range planning by each segment. The assessment utilized forecasted cash flows discounted at a rate of 11%. The Company determined that there was no impairment of existing goodwill as of December 31, 2003.

> 13. Long-Term Debt

Long-term debt consists of the following:

December 31,	2003	2002
Senior debt:		
U.S. Dollar Denominated:		
2001 Credit Facility		
Term A	$ 85,603	$115,557
Term B	285,766	314,272
Revolving Credit	—	31,000
	371,369	460,829
8.625% Senior Notes due 2011	220,000	—
Industrial Development Revenue Bonds	1,200	5,440
Denominated in Other Currencies	33,534	33,884
Total senior debt	626,103	500,153
Subordinated debt:		
12% senior subordinated notes due 2009 (12.5% yield)		200,293
3% Convertible senior subordinated notes due 2006 (6.875% yield), including interest accretion	147,346	141,205
5.75% Convertible Subordinated Notes due 2005	34,207	34,207
Total subordinated debt	181,553	375,705
Total long-term debt	807,656	875,858
Less, current maturities	25,407	28,592
	$782,249	$847,266

Senior Debt

On October 5, 2001, the Company, through its wholly-owned subsidiary, Alpharma Operating Corporation ("Alpharma Operating Corporation"), and certain of the Company's subsidiaries entered into a credit agreement ("2001 Credit Facility") with the Bank of America, N.A. and a syndicate of lending institutions that provides up to a maximum of $900,000 of senior credit facilities. The 2001 Credit Facility is secured by substantially all of the Company's domestic assets and a pledge of 65% of the shares of certain of the Company's foreign subsidiaries. The agreement replaced the prior revolving credit facility, provided the funds required for the acquisition of OPB and related financing costs and increased overall credit availability. The 1999 revolving credit facility was repaid on October 5, 2001 by drawing down on the 2001 Credit Facility.

At closing, the 2001 Credit Facility provided for (i) a $300,000 six year revolving credit facility; (ii) a $175,000 six year Term Loan A; and (iii) a $425,000 seven year Term Loan B. In December 2001, the Company prepaid $65,000 of the Term A and Term B loans resulting in the maximum amount available to be borrowed under the 2001 Credit Facility being reduced to $835,000. In 2003 and 2002, the Company prepaid an additional $35,000 and $85,000, respectively of the Term A and Term B loans and recorded an expense for the early extinguishment of debt of $692 and $1,791 (classified in other, net).

In December 2002, the 2001 Credit Facility was amended to reduce the revolving credit facility to $150,000. As a result of the modification to the revolving debt arrangement, the Company recognized the related portion of unamortized costs in the statement of income in the amount of $3,176 (classified in other, net).

The 2001 Credit Facility has several financial covenants including a total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio, senior debt to EBITDA, fixed charge coverage ratio and an interest coverage ratio. In December 2003, an amendment was approved which allowed for specified asset sales, permitted exclusions of restructuring and refinancing charges from EBITDA of up to $10,000 and the required net worth definitions and amended the leverage ratios to delay the timing of further covenant restrictions (see Note 3).

Under the terms of the 2001 Credit Facility the Company is required to have a specified percentage of its indebtedness at a fixed interest rate. To comply with this requirement, in January 2002 the Company entered into a standard interest rate swap in order to fix the interest rate on $60,000 of its variable rate borrowings under the 2001 Credit Facility. As a result of an additional reduction in fixed rate indebtedness due to the exchanges of subordinated debt in March 2002 (discussed below), the Company settled this interest rate swap and entered into a standard interest rate swap to effectively fix the interest rate on $100,000 of its variable rate borrowings at a fixed rate of 7.7% as of December 31, 2002. The Company reviews and renews its swap requirements on a quarterly basis. The Company accounts for this swap as a cash flow hedge. Unrealized losses of approximately $1,954, net of related tax benefits, are included in the Company's Consolidated Statement of Stockholders' Equity as a component of comprehensive income (loss).

In addition to financial covenants, the 2001 Credit Agreement has a number of non-financial covenants. These non-financial covenants include a requirement that control over the Company not be transferred from an entity controlled by E.W. Sissener, the Chairman of the Company, or his family, if as a result or at anytime after such transfer a third party holds shares representing 20% or more of the voting rights in the Company. A. L. Industrier ASA ("ALI"), an entity controlled by Mr. Sissener and his family (and a holding company whose only material business is holding shares of the Company), currently controls the Company by beneficial ownership of all of the Company's Class B shares which carries the right to elect a majority of the Company's directors. The

(In thousands, except share data)

continuation of ALI's control of the Company remains subject to the unilateral actions of ALI.

On April 24, 2003, the Company sold $220,000 aggregate principal amount of 8⅝% Senior Notes due 2011. The proceeds of the offering, after deducting fees and expenses, were $197,000. These proceeds, together with funds available from other sources, were used to repay existing 12.5% senior subordinated notes of a wholly-owned subsidiary of the Company. The fees paid to the initial purchasers of the senior subordinated notes of $22,191 were made pursuant to arrangements originally entered into in December 2001. The transaction was accounted for as an extinguishment of the existing senior subordinated notes. As a result, both the fees of $22,191 paid in April 2003 and the unamortized loan costs of $6,217 associated with the senior subordinated notes, were expensed in the second quarter 2003.

In April 2003, in connection with the offering of the 8⅝% Senior Notes, the Company amended the 2001 Credit Facility to exclude from the definition of EBITDA costs incurred in connection with the issuance of the 8⅝% Notes, including the placement fee, to permit the 8⅝% Notes to be an unsecured senior debt obligation of the Company and to change the senior debt to EBITDA covenant to a senior secured debt to EBITDA covenant.

The 2001 Credit Facility's Term A is payable in quarterly installments ranging from $5,136 to $5,992 through 2007. The Term B is payable in quarterly installments of $729 with balloon payment of $271,915 in 2008. In the event that more than $10,000 of either the 5.75% Convertible Subordinated Notes due 2005 or the 3% Convertible Senior Subordinated Notes due 2006 are outstanding within six months of their due date, the entire remaining balance of the Term A, Term B and the Revolving Credit becomes due and payable.

The Company has issued Industrial Development Revenue Bonds in connection with various expansion projects. In 2003, the Company repaid bonds with a $2,500 principal amount previously requiring monthly interest payments at a floating rate approximating the current money market rate on tax-exempt bonds plus agency and other fees (total rate approximately 4.5%). In addition, the Company repaid bonds with a $1,740 principal amount in 2003, with the remaining $1,200 principal amount requiring fixed interest payments of between 6.875% and 7.25%. The remaining balance of $1,200 was repaid on January 2, 2004.

The mortgage notes payable denominated in Norwegian Kroner (NOK) include amounts issued in connection with the construction and subsequent expansion of a pharmaceutical facility in Lier, Norway. The mortgage is collateralized by this facility (net book value $31,800). The debt was borrowed in a number of tranches over the construction period and interest is fixed for specified periods based on actual yields of Norgeskreditt publicly traded bonds plus a lending margin of 0.70%. The weighted average interest rate at December 31, 2003 and 2002 was 5.2% and 7.6%, respectively. The tranches are repayable in semiannual installments through 2021. Yearly principal payments are approximately $1,300.

Subordinated Debt

12% Senior Subordinated Notes

On December 12, 2001, in connection with the formal closing of the OPB acquisition, Alpharma Operating Corporation sold $200,000 in principal amount of 12% Senior Subordinated Notes due 2009 to affiliates of Banc of America Securities LLC and CIBC World Markets Corp. These Notes were repaid on April 24, 2003.

3.0% Convertible Senior Subordinated Notes Due 2006

In June 1999, the Company issued $170,000 principal amount of 3.0% Convertible Senior Subordinated Notes due 2006 (the "06 Notes"). The 06 Notes pay cash interest of 3% per annum, calculated on the initial principal amount of the Notes. The Notes will mature on June 1, 2006 at a price of 134.104% of the initial principal amount. The payment of the principal amount of the Notes at maturity (or earlier, if the Notes are redeemed by the Company prior to maturity), together with cash interest paid over the term of the Notes, will yield investors 6.875% per annum. The interest accrued but which will not be paid prior to maturity (3.875% per annum) is reflected as long-term debt in the accounts of the Company. The 06 Notes are redeemable by the Company after June 16, 2002.

The 06 Notes are convertible at any time prior to maturity, unless previously redeemed, into 31.1429 shares of the Company's Class A common stock per one thousand dollars of initial principal amount of 06 Notes. This ratio results in an initial conversion price of $32.11 per share. The number of shares into which a 06 Note is convertible will not be adjusted for the accretion of principal or for accrued interest.

In March 2002, the Company completed an exchange of 3,433,104 shares of its Class A common stock for a portion of its 06 Notes having an approximate principal value of $53,400. The exchange resulted in a non-cash pre-tax charge of $26,982 ($16,487 after-tax) in the first quarter of 2002 (classified in Other, net).

5.75% Convertible Subordinated Notes Due 2005

In March 1998, the Company issued $125,000 of 5.75% Convertible Subordinated Notes (the "05 Notes") due 2005. The 05 Notes may be converted into common stock at $28.594 at any time prior to maturity, subject to adjustment under certain conditions. The Company may redeem the 05 Notes, in whole or in part, at a premium plus accrued interest. Concurrently, A. L. Industrier ASA ("ALI"), the controlling stockholder of the Company, purchased at par for cash $67,850 principal amount of a Convertible Subordinated Note (the "Industrier Note"). The Industrier Note had substantially identical adjustment terms and interest rate as the 05 Notes.

On October 5, 2001, in connection with entering into the 2001 Credit Facility, the Company exchanged 2,372,897 shares of Class B common stock for its 5.75% convertible subordinated note due 2005 (principal value $67,850) pursuant to an agreement entered into with ALI on July 11, 2001. This is the number of shares that ALI was entitled to receive upon conversion of the Industrier Note pursuant to its terms.

In December 2001, the Company completed the exchange of 1,483,761 shares of its Class A common stock for a portion of its 5.75% convertible subordinated notes due 2005 ("the 05 Notes") having an approximate principal value of $34,134. The exchange resulted in a non-cash charge of $7,357 ($5,860 after-tax or $0.14 per share).

In March 2002, the Company completed an additional exchange of 3,266,850 shares of its Class A common stock for a portion of its 05 Notes having an approximate principal value of $56,600. The exchange resulted in a non-cash pre-tax charge of $20,980 ($12,819 after-tax) in the first quarter of 2002.

Maturities of long-term debt during each of the next five years and thereafter as of December 31, 2003 are as follows:

2004	$ 25,407
2005	60,414
2006	172,553
2007	28,631
2008	275,852
Thereafter	244,799
	$807,656

> 14. Short-Term Debt

Short-term debt consists of the following:

December 31,	2003	2002
Domestic	$9,500	$20,000
Foreign	—	—
	$9,500	$20,000

At December 31, 2003, the Company and its domestic subsidiaries have working capital availability under the 2001 Credit Facility. Borrowings under the lines expected to be for periods less than three months are classified as short-term.

At December 31, 2003, the Company's foreign subsidiaries have available lines of credit with various banks totaling approximately $14,700. Drawings under these lines are made for periods generally less than three months. At December 31, 2003, the amount of the unused lines totaled approximately $14,700.

The weighted average interest rate on total short-term debt during the years 2003, 2002 and 2001 was approximately 5.5%, 4.5% and 7.3%, respectively.

> 15. Income Taxes

Domestic and foreign income (loss) before income taxes were $(24,592) and $42,833, respectively in 2003, $(194,121) and $29,712, respectively in 2002, $(51,564) and $13,159, respectively in 2001. Taxes on income of foreign subsidiaries are provided at the tax rates applicable to their respective foreign tax jurisdictions. The provision (benefit) for income taxes consists of the following:

For the Years Ended December 31,	2003	2002	2001
Current			
Federal	$(6,829)	$(28,370)	$(7,706)
Foreign	10,891	8,661	3,537
State	3,022	2,842	(50)
	7,084	(16,867)	(4,219)
Deferred			
Federal	(6,060)	(38,900)	1,488
Foreign	(2,939)	(61)	1,770
State	3,489	(6,887)	418
	(5,510)	(45,848)	3,676
Provision (benefit) for income taxes from continuing operations	$ 1,574	$(62,715)	$ (543)
Benefit for discontinued operations	(269)	(2,033)	(160)
Provision (benefit) for income taxes	$ 1,305	$(64,748)	$ (703)

(In thousands, except share data)

A reconciliation of U.S. federal income taxes to effective taxes follows:

Years Ended December 31,	2003	2002	2001
Statutory U.S. federal	$ 6,384	$(54,699)	$(12,998)
State income tax, net of federal tax benefit	4,214	(2,609)	155
Lower taxes on foreign earnings, net	(8,367)	(11,277)	(6,479)
Tax credits	(1,113)	(1,141)	(775)
Non-deductible costs, principally amortization of intangibles related to acquired companies	1,368	6,033	5,306
Non-deductible in-process R&D	—	—	13,169
Other, net	(912)	978	1,079
Effective tax, continuing operations	$ 1,574	$(62,715)	$ (543)

Deferred tax liabilities (assets) are comprised of the following:

Years Ended December 31,	2003	2002
Accelerated depreciation and amortization for income tax purposes	$ 3,086	$ (6,310)
Excess of book basis of acquired assets over tax basis	33,459	60,331
Difference between inventory valuation methods used for book and tax purposes	2,727	2,435
Other	8,725	(352)
Gross deferred tax liabilities	47,997	56,104
Accrued liabilities and other reserves	(41,062)	(47,120)
Pension liabilities	(3,651)	(3,581)
Loss carryforwards	(69,272)	(26,209)
Deferred compensation	(3,030)	(3,055)
Deferred income	(253)	(264)
Other	—	8,872
Gross deferred tax assets	(117,268)	(71,357)
Deferred tax assets valuation allowance	44,461	11,393
Net deferred tax liabilities (assets)	$ (24,810)	$ (3,860)

As of December 31, 2003, the Company has state loss carryforwards in several states totaling approximately $181,000, which are available to offset future taxable income and expire between 2009 and 2023. The Company has recognized a deferred tax asset relating to these state loss carryforwards. The Company also has foreign loss carryforwards in thirteen countries as of December 31, 2003, of approximately $190,000, which are available to offset future taxable income, and have carryforward periods ranging from five years to unlimited. The Company has recognized a deferred tax asset relating to these foreign loss carryforwards. Based on analysis of current information, which indicated that it is not likely that some of these state and foreign losses will be realized, a valuation allowance has been established for a portion of these loss carryforwards. At December 31, 2001 the comparative deferred tax asset valuation allowance was $6,301. Most of the increase in the valuation allowance relates to separate company loss carryforwards where uncertainty exists in regard to the future utilization of the loss carryforwards by those separate companies.

The Company has recorded certain U.S. deferred tax assets for which it has provided no valuation allowances. These U.S. deferred tax assets, as well as any newly generated deferred tax assets are evaluated quarterly to assess the likelihood of realization, which is ultimately dependent upon generating future U.S. taxable income prior to the expiration of the net operating loss carryforwards. If it were considered to be more likely that not that the U.S. deferred tax assets would not be realized, a valuation allowance would be established against some or all of the deferred tax assets.

As a result of the Company's assessment of its net U.S. deferred tax assets of $25,900 at December 31, 2003, based upon certain available tax planning strategies, the Company considers it more likely than not that these net U.S. deferred tax assets will be realized in the future and therefore, no valuation allowance was required at December 31, 2003. Should it be determined in the future that it is no longer more likely than not that these assets will be realized, a valuation allowance would be required and the Company's operating results would be adversely affected during the period in which such determination would be made.

> 16. Pension Plans and Postretirement Benefits

Domestic

The Company maintains a qualified noncontributory, defined benefit pension plan covering the majority of its domestic employees. The benefits are based on years of service and the employee's highest consecutive five years compensation during the last ten years of service. The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes. Ideally, the Plan's assets will approximate the accumulated benefit obligation ("ABO"). The plan assets are under a single custodian and a single investment manager. Plan assets are invested in equities, government securities and bonds. In addition, the Company has unfunded supplemental executive pension plans providing additional benefits to certain employees.

The Company also has an unfunded postretirement medical and nominal life insurance plan ("postretirement benefits") covering certain domestic employees who were eligible as of January 1, 1993. The plan has not been extended to any additional employees. Retired eligible employees are required to contribute for coverage as if they were active employees.

The postretirement transition obligation as of January 1, 1993 of $1,079 is being amortized over twenty years. The discount rate used in determining the 2003, 2002 and 2001 expense was 6.25%, 6.75% and 7.50%, respectively. The health care cost trend rate was 10% for 2004, declining to 5% for 2009, remaining level thereafter. Assumed health care cost trend rates do not have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would not have a material effect on the reported amounts.

Benefit Obligations

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Change in benefit obligation				
Projected benefit obligation at beginning of year	$35,815	$26,159	$3,421	$3,407
Service cost	3,982	3,248	100	102
Interest cost	2,609	2,202	225	248
Plan participants' contributions	—	—	63	27
Amendments	—	(75)	—	(945)
Actuarial (gain) loss	2,611	5,576	(129)	802
Benefits paid	(857)	(1,295)	(316)	(220)
Projected benefit obligation at end of year	$44,160	$35,815	$3,364	$3,421

The accumulated benefit obligation for the pension plans at the end of 2003 and 2002 was $31,809 and $26,530, respectively. Alpharma Inc. uses a measurement date of December 31 for its pension plans and other postretirement plans.

Plan Assets

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Change in plan assets				
Fair value of plan assets at beginning of year	$19,206	$19,290	$ —	$ —
Actual return on plan assets	3,643	(1,913)	—	—
Employer contribution	7,150	3,124	253	193
Adjustment	(178)	—	—	—
Plan participant contributions	—	—	63	27
Benefits paid	(857)	(1,295)	(316)	(220)
Fair value of plan assets at end of year	$28,964	$19,206	$ —	$ —

Employer contributions and benefits paid in the above table for the pension plans primarily include those amounts contributed directly to, or paid directly from plan assets.

(In thousands, except share data)

The asset allocation for the Company's U.S. pension plans at the end of 2003 and 2002, and the target allocation for 2004, by asset category, follows. The fair value of plan assets for these plans is $28,964 and $19,206 at the end of 2003 and 2002, respectively. The expected long-term rate of return on these plan assets was 8.75% in 2003 and 9.25% in 2002.

	Target Allocation	Percentage of Plan Assets at Year End	
	2004	2003	2002
Asset Category			
Equity Securities	70%–80%	75%	73%
Debt Securities	15%–25%	19%	24%
Cash	0%–10%	6%	3%
Real Estate	0%	—	—
Other	0%	—	—
Total		100%	100%

The investment strategy for pension plan assets is to invest in a diversified, professionally managed portfolio of equity and fixed income investments. Equities are typically selected from the S&P 500 in proportion to the S&P 500's sector weightings. Fixed income investments consist of government bonds, high quality corporate bonds and mortgage backed securities.

Funded Status

The funded status represents the difference between the projected benefit obligation and the fair value of the plan assets. Below is a reconciliation of the funded status of the benefit plans to the net liability recognized for the years ended December 31, 2003 and 2002.

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Funded status	$(15,196)	$(16,609)	$(3,364)	$(3,421)
Unrecognized net actuarial loss	12,810	12,652	1,627	1,868
Unrecognized net transition obligation	6	36	29	32
Unrecognized prior service cost (benefit)	(405)	(483)	(667)	(792)
Accrued benefit cost	$ (2,785)	$ (4,404)	$(2,375)	$(2,313)

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
End of Year				
Prepaid benefit cost	$ 236	$ —	$ —	$ —
Accrued benefit cost	(3,021)	(5,957)	(2,375)	(2,313)
Additional minimum liability	(456)	(1,367)	(989)	(1,108)
Intangible assets	—	—	—	—
Accumulated other comprehensive income	456	2,921	989	1,108
Net amount recognized	$(2,785)	$(4,403)	$(2,375)	$(2,313)

At the end of 2003 and 2002 the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	2003	2002
End of Year		
Projected benefit obligation	$(44,160)	$(35,815)
Accumulated benefit obligation	(31,809)	(26,530)
Fair value of plan assets	28,964	19,206
Unfunded accumulated benefit obligation	$ (2,845)	$ (7,324)

At the end of 2003 and 2002, the projected benefit obligation and the accumulated benefit obligation in excess of plan assets were $3,364 and $3,421, respectively, for the Postretirement Benefits Plan.

Expected Cash Flows

Information about expected cash flows for the plans follows:

	Pension Benefits	Postretirement Benefits
Employer Contributions		
2004 Expected	$2,900	$ 179
Expected Benefit Payments		
2004	$ 409	$ 179
2005	436	186
2006	524	183
2007	672	196
2008	802	193
2009–2013	5,476	1,103

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Weighted average assumptions used to determine obligations as of December 31				
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected return on plan assets	8.75%	8.75%	N/A	N/A
Rate of compensation increase	4.25%	4.50%	N/A	N/A

The expected rate of return on plan assets was determined by applying the Company's target asset allocations to long-term historical rates of return, as disclosed annually by Ibbotson Associates for stocks, bonds, and treasury bills. These amounts are compared to the current investment management plan, which as of December 31, 2003 has an annualized rate of return of approximately 8.75%.

	Pension Benefits			Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Components of net periodic benefit cost						
Service cost	$ 3,982	$ 3,248	$ 1,945	$ 100	$102	$102
Interest cost	2,609	2,202	1,521	225	248	243
Expected return on plan assets	(1,759)	(2,009)	(1,709)	—	—	—
Net amortization of transition obligation	30	30	30	3	18	18
Amortization of prior service cost	(78)	(81)	(81)	(125)	—	—
Recognized net actuarial (gain) loss	569	(23)	—	112	54	55
Net periodic benefit cost	$ 5,353	$ 3,367	$ 1,706	$ 315	$422	$418

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Weighted average assumptions used to determine net cost				
Discount rate	6.75%	7.50%	6.75%	7.50%
Expected return on plan assets	8.75%	9.25%	N/A	N/A
Rate of compensation increase	4.50%	4.50%	N/A	N/A

In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company has included approximately $(1,514) and $1,797 within other comprehensive income as of December 31, 2003 and December 31, 2002, respectively, for the change in additional minimum pension liability.

The Company and its domestic subsidiaries also have a number of defined contribution plans, both qualified and non-qualified, which allow eligible employees to withhold a fixed percentage of their salary (maximum 25%) and provide for a Company match based on service (maximum 6%). The Company's contributions to these plans were approximately $2,300, $2,300 and $1,900 in 2003, 2002 and 2001, respectively.

The Company has an unfunded benefit for selected executives (Supplemental Pension Plan) that provides for the payment of benefits upon retirement or death. Accrued costs included in the Consolidated Balance Sheet as of December 31, 2003 and 2002 are $2,740, $2,091, respectively. Expense charged to operations during the years ended December 31, 2003, 2002, and 2001 was approximately $613, $1,078, and $452, respectively.

Europe

Certain of the Company's European subsidiaries have various defined benefit plans, both contributory and noncontributory, which are available to a majority of employees. Pension plan contributions from the Company and the participants are paid to independent trustees and invested in fixed income and equity securities in accordance with local practices.

Certain subsidiaries also have direct pension arrangements with a limited number of employees. These pension commitments are paid out of general assets and the obligations are accrued but not prefunded.

(In thousands, except share data)

Benefit Obligations

	2003	2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 65,257	$ 49,517
Service cost	4,964	3,826
Interest cost	4,048	3,187
Amendments	287	—
Plan participants' contribution	656	476
Actuarial (gain)/loss	8,941	(1,085)
Benefits paid	(2,056)	(1,840)
Translation adjustment	9,668	11,176
Benefit obligation at end of year	$ 91,765	$ 65,257

The accumulated benefit obligation for the pension plans at the end of 2003 and 2002 was $71,772 and $55,205, respectively.

Plan Assets

	2003	2002
Change in plan assets:		
Fair value of plan assets at beginning of year	37,276	30,804
Actual return on plan assets	1,013	(1,742)
Employer contributions	5,897	3,156
Plan participants' contributions	656	476
Benefits paid	(1,662)	(1,779)
Translation adjustment	6,133	6,361
Fair value of plan assets at end of year	$ 49,313	$ 37,276
Funded Status		
Funded status	(42,452)	(27,981)
Unrecognized net actuarial loss	21,199	9,164
Unrecognized transitional obligation	497	488
Unrecognized prior service cost	4,263	3,817
Additional minimum liability	(4,747)	(2,850)
Accrued benefit cost	$(21,240)	$(17,362)

At the end of 2003 and 2002 the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for pension plans with accumulated benefit obligation in excess of plan assets were as follows:

	2003	2002
End of Year		
Projected benefit obligation	$ 91,765	$ 65,257
Accumulated benefit obligation	71,772	55,205
Fair value of plan assets	49,313	37,276
Unfunded accumulated benefit obligation	$ 22,459	$ 17,929

The Company's Norwegian subsidiary has a government sponsored retirement plan that does not allow for funding. The following table details the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for the Company's Norwegian subsidiary:

	Funded	Non-funded	Total
Projected benefit obligations	$41,950	$9,169	$51,119
Accumulated benefit obligations	$29,570	$7,323	$36,893
Fair value of plan assets	$23,715	N/A	$23,715

	2003	2002
Weighted average assumptions at year-end:		
Discount rate	5.3%	5.8%
Expected return on plan assets	5.8%	6.8%
Rate of compensation increase	3.5%	3.6%

Net Periodic Cost

Years Ended December 31,	2003	2002	2001
Components of net periodic benefit cost:			
Service cost	$ 4,964	$ 3,826	$ 3,380
Interest cost	4,048	3,187	2,730
Expected return on plan assets	(2,778)	(2,361)	(1,925)
Amortization of transition obligation	8	8	1
Amortization of prior service cost	267	225	250
Recognized net actuarial loss	422	91	(109)
Net periodic benefit cost	$ 6,931	$ 4,976	$ 4,327

The Company's Danish subsidiary has a defined contribution pension plan for salaried employees. Under the plan, the Company contributes a percentage of each salaried employee's compensation to an account which is administered by an insurance company. Pension expense under the plan was approximately $2,800, $2,200 and $2,100 in 2003, 2002 and 2001, respectively.

> 17. Transactions with A. L. Industrier ASA

Years Ended December 31,	2003	2002	2001
Sales to and commissions received from A. L. Industrier ASA	$506	$1,925	$1,881
Compensation received for management services rendered to A. L. Industrier ASA	$423	$ 381	$ 333
Inventory purchased from and commissions paid to A. L. Industrier ASA	$ 9	$ 8	$ 8
Interest incurred on Industrier Note	$ —	$ —	$2,969
Rent expense	$340	$ 507	$ —

In March 1998, ALI purchased a convertible subordinated note issued by the Company in the amount of $67,850. In October 2001 the Company exchanged the convertible subordinate note into 2,372,897 shares of Class B common stock. (See Note 13.) In addition, as of December 31, 2002 there was a net current receivable of $106 from ALI.

The Company and ALI have an administrative service agreement whereby the Company provides management services to ALI. The agreement provides for payment equal to the direct and indirect cost of providing the services subject to a minimum amount. The agreement is automatically extended for one year each January 1, but may be terminated by either party upon six months notice.

In connection with the agreement to purchase Alpharma Oslo, ALI retained the ownership of the Skøyen manufacturing facility and administrative offices (not including leasehold improvements and manufacturing equipment) and leases it to the Company. The Company is required to pay all expenses related to the operation and maintenance of the facility in addition to nominal rent. The lease has an initial 20-year term and is renewable at the then fair rental value at the option of the Company for four consecutive five year terms.

In 2002, the Company signed a net lease agreement with ALI that provides for the leasing of a parking lot at the Skøyen Facility through an initial term of October 2014 with the possibility of four consecutive five-year renewal terms. The annual rental is 2.4 million Norwegian Kroner. (Approximately $340 at current exchange rates.)

In January 2003, the Company divested its Norwegian vitamin business to Nopal, a subsidiary of ALI, for approximately $3,300. The divestiture was a transaction between companies under common control and accordingly, the gain on the sale was accounted for as a capital transaction net of related taxes ($2,267 net increase to Additional Paid-in Capital). As required of all related party transactions, the sale was determined to be fair to the holders Class A common stock by the Company's Audit and Corporate Governance Committee.

> 18. Contingent Liabilities and Litigation

A class action lawsuit was filed in the United States District Court for the District of New Jersey. This class action has been brought on behalf of all persons who acquired the Company's securities between April 28, 1999 and October 30, 2000. The Company is named as a defendant along with two of its board members, one of whom is an officer, and two of its former officers. The class action complaint alleges that, among other things, the plaintiffs were damaged when they acquired the Company's securities because, as a result of (1) alleged irregularities in the Company's Animal Health business in Brazil, (2) allegedly improper revenue recognition practices and (3) the October 2000 revision of its financial results for 1999 and 2000, the Company's previously issued financial statements were materially false and misleading, thereby artificially inflating the price of the Company's securities. The complaint alleges violations of Sections 10(b), 20(a) and Rule 10b-5 of the Securities and Exchange Act of 1934. The plaintiffs seek damages in unspecified amounts. The Company moved to dismiss the complaint on legal grounds and the District Court granted its motion with prejudice as to all defendants. The plaintiffs filed a motion for reconsideration with the District Court and the District Court affirmed its earlier dismissal. The plaintiffs have appealed the Court's decision to the Third Circuit Court of Appeals. All permitted briefs have been filed with the Third Circuit and oral argument was completed in 2003. The Company has vigorously defended this appeal. Additionally, the Company has filed a claim on its own behalf and on behalf of each of the named individual defendants under its directors' and officers' insurance policies and believes that insurance coverage exists to the extent of the policy limits for the costs incurred in defending the claims and any adverse judgment or settlement, subject to the terms, conditions and exclusions of the relevant insurance policy. Based upon the facts as presently known, the Company does not believe that it is likely that the class action will result in liability which will be material to the Company's financial position. However, it is not possible for the Company to conclude definitively that resolution of the lawsuit will not be material to the Company's financial position or its results of operations or cash flows in the quarter or year in which it occurs.

In June 2002, the SEC notified the Company that it had commenced a formal investigation of the circumstances surrounding the 2000 and 2001 restatements of its financial statements. Deposition and document discovery is underway. The SEC has stated that the commencement of this investigation is not an indication that the SEC presently believes that a violation of any applicable laws has occurred.

During 2001, 2002, 2003 and 2004, the Company received substantial notices of inspection observations ("483 Reports") from the FDA at its USHP facilities in Baltimore and Elizabeth, respectively. The 483 Reports listed alleged deviations from, primarily, cGMPs.

The 2001 inspection at Baltimore resulted in an allegation by the FDA that the Company was not in compliance with a 1992 Consent Decree requiring general compliance with cGMPs. In July 2002, the FDA conducted a follow-up inspection to the 2001 inspection of the Baltimore facility and in August 2002 issued a

(In thousands, except share data)

re-inspection report. In response to the 2002 FDA report, the Company submitted a comprehensive corrective action plan to the FDA in October 2002. The FDA has not formally commented on the Company's corrective action plan. The FDA performed another inspection of the Baltimore facility in February of 2004 and issued a 483 Report detailing plant deficiencies. While the FDA has not indicated to the Company its position as to any of the items set forth on this February 2004 483 Report, the number and scope of the comments has declined significantly from the Report received in August 2002. The Company expects to continue upgrading plant procedures at the Baltimore plant in accordance with the October 2002 corrective action plan and will continue to provide written monthly updates to the FDA. The plan anticipates substantial completion of the corrective actions by the end of 2004. As part of the corrective action plan, product recalls were conducted in 2002 and production at the Baltimore facility was reduced in several increments during 2002 and 2003. This reduction in production has had an effect on earnings and the possibility of an adverse effect in 2004 was incorporated into the Company budgeting process.

Between November, 2002 and January, 2003, the FDA conducted a routine general inspection at the Company's Elizabeth plant. As a result of this inspection, the Company received a 483 Report from the FDA on January 15, 2003. The Company submitted a comprehensive response on February 5, 2003 and is currently taking actions to address the observations made by the FDA, in accordance with the response. The Company originally anticipated completion of these actions on or about the end of 2003. However, the FDA performed a follow-up inspection in late 2003 and issued another 483 Report alleging continued deficiencies in compliance with FDA regulations. As a result the Company now anticipates completion of a significant portion of its corrective actions in mid 2004, with the remainder by March 2005. Certain product recalls were included in the original corrective action plan which were completed in 2002 and 2003.

The estimated total external consultant costs of the Baltimore and Elizabeth corrective actions is approximately $8.0 million for 2004. In addition, the Company has added significant internal personnel (largely quality and laboratory personnel) at both Elizabeth and Baltimore.

The total cost and timing of both the Baltimore and Elizabeth corrective action plans may change based upon the FDA responses which have not yet been received and other factors. (See "Risk Factors.")

In response to the Company's submission to the FDA of its ANDAs filed under paragraph IV for gabapentin capsules and tablets, the Company was sued on June 11, 1998 with respect to capsules and on December 12, 1999 with respect to tablets, by Warner-Lambert Company, which is now owned by Pfizer Inc., in the U.S. District Court for the District of New Jersey for alleged patent infringement under two U.S. patents. The ANDAs submitted seek FDA approval to market the Company's gabapentin capsules and tablets prior to the expiration of Pfizer's patents. In the Company's ANDAs, the Company certified to Pfizer and the FDA that its proposed generic gabapentin capsules and tablets will not infringe the patents and that the patents are believed to be invalid or unenforceable. In the litigation concerning the Company's gabapentin capsules, the Company filed a motion for summary judgment of non-infringement of the two patents, which was subsequently denied. The Company filed in the tablet litigation, and renewed in the capsule litigation, the Company's motion of summary judgment of non-infringement on Pfizer's patents. These motions have been decided in the Company's favor by the District Court.

During the lawsuits regarding gabapentin tablets and capsules, Pfizer received a third patent covering a gabapentin formulation with low chloride levels. After learning of this patent, the Company certified to the FDA under paragraph IV that the Company's proposed gabapentin capsule and tablet, as disclosed in its previously filed ANDAs, do not infringe this patent and this patent is invalid or unenforceable. In June 2000, Pfizer sued the Company in the U.S. District Court for the District of New Jersey for patent infringement under this patent. The Company submitted to the court a motion for summary judgment that neither the capsule nor tablet product infringes this patent. This motion is under consideration by the Court and has not yet been ruled on.

All three gabapentin cases have been consolidated for trial, but no trial date has been set. Unless and until the Company decides to utilize such authorization to market its gabapentin tablets or capsules, the Company would, in the event of an adverse decision, at most, only be liable to Pfizer for its legal costs and not any monetary damages. To date, the Company has not marketed these pharmaceuticals. There is the possibility that as a result of this litigation, the Company could be prevented from marketing the Company's gabapentin capsules or tablets until Pfizer's patents expire.

In 2003, the Company received confirmation from the FDA that it has secured eligibility for 180 day market exclusivity on gabapentin 100 mg, 300 mg and 400 mg capsules. Exclusivity for this product will be triggered by the earlier of either Purepac's commercial marketing of gabapentin or a court decision that finds the relevant Pfizer patent invalid, unenforceable or not infringed. On February 14, 2003, Torpharm, a competitor that has filed an ANDA for gabapentin capsules, filed a lawsuit against the FDA in the U.S. District Court for the District of Columbia seeking final approval for its gabapentin capsules ANDA. Both this District Court and a federal appellate court upheld the FDA award to the Company. The Company can give no assurance that it will ultimately benefit from an exclusivity period.

In anticipation of the launch of gabapentin, the Company entered into a supply agreement with the manufacturer of the active pharmaceutical ingredient (the "GAPI") of gabapentin under which the Company has acquired GAPI inventory. The terms of the Company's agreement with the GAPI supplier will require the payment to the supplier of a portion of the Company's net sales of finished dose gabapentin product during any period of exclusivity ("Net Sales Split"). As of December 31, 2003, the Company had paid approximately $12,500 in partial payment of GAPI inventory. The Company will make additional payments of approximately $22,800 and $10,500 in 2004 and 2005, respectively, for GAPI inventory received and ordered. All of these payments reduce the Net Sales Split on a dollar for dollar basis. Other than outstanding purchase orders for GAPI to be received subsequent to year-end, the Company has no additional obligation to purchase additional GAPI inventory. The Company cannot predict the outcome of the gabapentin litigation; however, in the event of an unfavorable outcome, or other factors preventing the Company from selling the finished product, the Company will reassess the net realizable value of the GAPI, and may incur a charge to write-down GAPI to its net realizable value and record any required payments under the supply agreement. The maximum charge could be approximately $46,000 based on GAPI currently on hand or ordered. In addition, the Company is negotiating certain changes in the arrangement with its GAPI supplier which, if unsuccessful, could require the Company to make a $3,000 payment to the GAPI supplier.

The Company is one of multiple defendants in a lawsuit brought by the Massachusetts Attorney General alleging Medicaid fraud in connection with the manner the Company utilizes to establish the "average wholesale price" for its various drugs. In addition four other state Attorneys General have given the Company notice that said agencies are investigating what appear to be similar claims. The Company believes that the manner in which it establishes its "average wholesale prices" is reasonable and proper and furthermore that its practices in this regard are generally similar to those used by others in the pharmaceutical industry.

The Federal Trade Commission is undertaking a formal investigation of the facts and circumstances surrounding a 1998 agreement with Perrigo Inc. under which the Company (i) renunciated its 180 Waxman-Hatch marketing exclusivity for a certain product and (ii) granted a license under a patent related to the product in return for royalty payments form Perrigo. The FTC is presently engaged in deposition and document discovery and has not taken any action which would indicate a belief that either the Company or Perrigo violated applicable law.

The Company has been named in a lawsuit which alleges that one of its AH products causes chickens to produce litter that contains a high level of arsenic. The suit further alleges that this litter, when used as agricultural fertilizer by the chicken farmer, causes cancer in the plaintiffs (who allegedly live in close proximity to such farm fields). In addition to the potential for personal injury damages to the plaintiff's, there is the possibility of an adverse customer reaction to the allegations in the lawsuit. The plaintiff's are also requesting that the Company be enjoined from the future sale of the product at issue. The Company has not yet been served in this matter and therefore has not had the opportunity to participate in any discovery to form a view on the plaintiff's allegations. Sales of this product were approximately $24 million in 2003.

The Company is engaged in disputes with several suppliers, customers and distributors regarding certain obligations with respect to contracts under which the Company obtains raw materials and under which the Company supplies finished products. Given the fact that these disputes will most probably be resolved over more than one year, management does not believe that the disputes in the aggregate will be material to the Company's financial position. However, they could be material to the Company's results of operations or cash flows in the period in which resolution occurs.

The Company and its subsidiaries are, from time to time, involved in other litigation arising out of the ordinary course of business. It is the view of management, after consultation with counsel, that the ultimate resolution of all other pending suits should not have a material adverse effect on the consolidated financial position or results of operations of the Company.

> 19. Leases

Rental expense under operating leases for 2003, 2002 and 2001 was $14,068, $12,567, and $9,903, respectively. Future minimum lease commitments under non-cancelable operating leases during each of the next five years and thereafter are as follows:

Years Ending December 31,	
2004	$10,457
2005	6,968
2006	5,043
2007	3,911
2008	3,703
Thereafter	11,613
	$41,695

(In thousands, except share data)

> 20. Stockholders' Equity

The holders of the Company's Class B common stock, (totally held by A. L. Industrier ASA at December 31, 2003), are entitled to elect 66⅔% of the Board of Directors of the Company and may convert each share of Class B common stock held into one fully paid share of Class A common stock. Whenever the holders of the Company's Common Stock are entitled to vote as a combined class, each holder of Class A and Class B common stock is entitled to one and four votes, respectively, for each share held.

The number of authorized shares of Preferred Stock is 500,000; the number of authorized shares of Class A common stock is 75,000,000; and the number of authorized shares of Class B common stock is 15,000,000.

On October 5, 2001, the Company exchanged 2,372,897 shares of Class B common stock for its 5.75% convertible subordinated note due 2005 ("Industrier Note"). The increase in stockholders' equity from the transaction was approximately $67,100 after deducting unamortized deferred loan costs. (See Note 13.)

In December 2001, the Company exchanged 1,483,761 shares of its Class A common stock for a portion of its 05 Notes having an approximate principal value of $34,134. The conversion resulted in a non-cash pre-tax charge of $7,357, which was credited to additional paid-in capital along with accrued but unpaid interest through the exchange date. The total exchange increased common stock and additional paid-in capital by approximately $40,100 (net of unamortized deferred loan costs).

In March 2002, the Company exchanged 3,266,850 of its Class A common stock for a portion of its 05 Notes having an approximate principal value of $56,600. The conversion resulted in a non-cash pre-tax charge of $20,980, ($12,819) after-tax, which was credited to additional paid-in capital along with accrued but unpaid interest through the exchange date. The total exchange increased common stock and additional paid-in capital by approximately $69,154 (net of unamortized deferred loan costs).

In March 2002, the Company exchanged 3,433,104 shares of its Class A common stock for a portion of its 06 Notes having an approximate principal value of $53,400. The conversion resulted in a non-cash pre-tax charge of $26,982, ($16,487 after-tax), which was credited to additional paid-in capital along with accrued but unpaid interest through the exchange date. The total exchange increased common stock and additional paid-in capital by approximately $66,995 (net of unamortized deferred loan costs).

During 2003, the Company issued 154,754 shares of restricted stock. Compensation cost for restricted stock is recorded based on the market value on the date of grant. The fair value of restricted stock is charged to unearned compensation in stockholders' equity and amortized to expense over the requisite vesting periods. Compensation expense related to restricted stock was $326 in 2003.

A summary of activity in common and treasury stock follows:

	2003	2002	2001
Class A Common Stock Issued			
Balance, January 1,	39,895,214	32,740,289	31,009,790
Exercise of stock options and other	209,098	178,838	127,784
Restricted stock issued	154,754	—	—
Employee stock purchase plan	224,752	276,133	118,954
Exchange of 05 Notes	—	3,266,850	1,483,761
Exchange of 06 Notes	—	3,433,104	—
Balance, December 31,	40,483,818	39,895,214	32,740,289
Class B Common Stock Issued			
Balance, January 1	11,872,897	11,872,897	9,500,000
Exchange of Industrier Note	—	—	2,372,897
Balance, December 31,	11,872,897	11,872,897	11,872,897
Treasury Stock (Class A)			
Balance, January 1,	322,947	295,367	295,367
Purchases	—	27,580	—
Balance, December 31,	322,947	322,947	295,367

> 21. Derivatives and Fair Value of Financial Instruments

The Company currently uses the following derivative financial instruments for purposes other than trading:

Derivative	Use	Purpose
Forward foreign exchange contracts	Occasional	Entered into selectively to sell or buy cash flows in non-functional currencies.
Interest rate agreements	Occasional	Entered into selectively to fix interest rate for specified periods on variable rate long-term debt.

At December 31, 2003 and 2002, the Company had foreign currency contracts outstanding with a notional amount of approximately $118,487, and $132,600, respectively. These contracts called for the exchange of Scandinavian and European currencies and in some cases the U.S. Dollar to meet commitments in or sell cash flows generated in non-functional currencies. All outstanding contracts will expire in 2004 and the unrealized gains and losses are not material. The Company does not account for these transactions as hedges under FAS 133.

Counterparties to derivative agreements are major financial institutions. Management believes the risk of incurring losses related to credit risk is remote.

The Company also used interest rate swaps to hedge variable interest rates, in accordance with the requirements of the 2001 Credit Facility. These swaps have been designated as cash flow hedges and are reported on the Consolidated Balance Sheet at fair value, with offsetting amounts, included in Other Comprehensive Loss on an after-tax basis in the amount of $1,954.

Changes in the derivative fair value that are designated as effective and qualify in cash flow hedges are deferred and recorded as a component of other comprehensive income (loss) until the hedge transactions occur and are then recognized in the Consolidated Statements of Income. The ineffective portion is recognized immediately in the consolidated statement of income. As of December 31, 2003, the Company uses hedged transactions covered under FAS 133 exclusively to manage risk under variable interest rate debt. The Company has structured all existing interest rate swap agreements as 100% effective. As a result, there is no current impact to earnings resulting for hedge ineffectiveness.

The Company currently has the following interest rate swap, classified as a cash flow hedge as of December 31, 2003:

Notional Amount	Maturity Date	Classification	Fair Value (Pre-tax)
$100,000	December 2004	Cash flow hedge	$(3,150)

The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt other than the subordinated notes approximates fair value because a significant portion of the underlying debt is at variable rates and reprices frequently. The fair value of the 2005 and 2006 subordinated notes is based on the bid price of the notes, which are publicly traded. The fair value of the 2011 senior notes and the 2009 subordinated notes, which are not publicly traded, have been calculated based on comparable market yields at December 31, 2003 and December 31, 2002, respectively. The estimated fair value of the subordinated notes at December 31, 2003 and 2002 was as follows:

	2003		2002	
December 31,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
5.75% Convertible Subordinated Notes due 2005	$ 34,207	$ 34,635	$ 34,207	$ 27,323
3% Convertible Senior Subordinated Notes due 2006	$147,346	$176,447	$141,204	$111,375
8.625% Senior Notes due 2011	$220,000	$224,400	N/A	N/A
12% senior subordinated notes due 2009 (repaid in 2003)	N/A	N/A	$200,293	$215,000

(In thousands, except share data)

> 22. Stock Options and Employee Stock Purchase Plan

Prior to May 19, 2003, the Company's 1997 Incentive Stock Option and Appreciation Right Plan (the "Plan"), the Company granted options to key employees to purchase shares of Class A common stock. The maximum number of Class A shares available for grant under the Plan was 8,000,000. In addition, the Company had a Non-Employee Director Option Plan (the "Director Plan") which provided for the issue of up to 350,000 shares of Class A common stock. The exercise price of options granted under the Plan could not be less than 100% of the fair market value of the Class A common stock on the date of the grant. Options granted expired from three to ten years after the grant date. Generally, options were exercisable in installments of 25% beginning one year from date of grant. The Plan permitted a cash appreciation right to be granted to certain employees. Included in options outstanding at December 31, 2003 are options to purchase 27,550 shares with cash appreciation rights, 15,350 of which are exercisable. If an option holder ceased to be an employee of the Company or its subsidiaries for any reason prior to vesting of any options, all options which were not vested at the date of termination were forfeited. As of December 31, 2002, options for 1,768,423 shares were available for future grant.

On May 19, 2003, the Company's stockholders approved the Alpharma Inc. 2003 Omnibus Incentive Compensation Plan, (the "Incentive Compensation Plan"). The Incentive Compensation Plan permits stock option grants, stock appreciation rights grants ("SARs"), annual incentive awards, stock grants, restricted stock grants, restricted stock unit grants, performance stock grants, performance units grants, and cash awards. Upon adoption of the Incentive Compensation Plan, no additional options were granted under the previously existing plans and all shares reserved under these existing plans were returned to the Company's supply of authorized but unissued shares, not reserved for any purpose, although outstanding options granted pursuant to the previously existing plans will remain outstanding. Upon adoption, the maximum number of Class A shares available for grant under the Incentive Compensation Plan was 4,750,000 and the number of shares that were permitted to be issued for Awards other than stock options or SARS, (both with a grant price equal to at least fair market value), were not to exceed a total of 2,000,000 shares. Options granted expire from three to ten years after the grant date. Generally, options are exercisable in installments of 25% beginning one year from date of grant. If an option holder ceases to be an employee of the Company or its subsidiaries for any reason prior to vesting of any options, all options which are not vested at the date of termination are forfeited. As of December 31, 2003, 6,430,310 shares are available for future grant under all plans.

The table below summarizes the activity of the Plan:

	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Balance at December 31, 2000	2,213,152	$31.13	456,395	$29.81
Granted in 2001[1]	843,775	$29.25		
Forfeited in 2001	(235,436)	$34.64		
Exercised in 2001	(146,183)	$17.22		
Balance at December 31, 2001	2,675,308	$31.00	1,125,974	$29.84
Granted in 2002[1]	2,641,204	$13.71		
Forfeited in 2002	(934,589)	$31.64		
Exercised in 2002	(161,588)	$16.98		
Balance at December 31, 2002	4,220,335	$20.57	970,023	$30.58
Granted in 2003[1]	427,900	$17.78		
Forfeited in 2003	(494,541)	$20.02		
Exercised in 2003	(212,356)	$10.67		
Balance at December 31, 2003	3,941,338	$20.85	1,911,398	$25.29

(1) All options granted in 2001, 2002 and 2003 were with exercise prices equal to fair market value of Class A stock on the date of grant.

The Company estimated the fair value, as of the date of grant, of options outstanding in the plan using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Expected life (years)	1–5	1–5	1–5
Expected future dividend yield (average)	0.98%	1.20%	0.70%
Expected volatility	0.57	0.50	0.50

The risk-free interest rates for 2003, 2002 and 2001 were based upon U.S. Treasury instrument rates with maturity approximating the expected term. The weighted average interest rate in 2003, 2002 and 2001 amounted to 3.0%, 3.8% and 4.6%, respectively. The weighted average fair value of options granted during the years ended December 31, 2003, 2002, and 2001 with exercise prices equal to fair market value on the date of grant was $8.81, $6.13 and $13.63, respectively.

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 8.54–$14.44	1,622,220	8.07	$11.77	468,092	$11.56
$15.77–$30.11	1,663,606	6.27	$23.36	898,650	$25.14
$30.81–$62.56	655,512	2.97	$36.97	544,656	$37.34
$ 8.54–$62.56	3,941,338	6.46	$20.85	1,911,398	$25.29

The Company has an Employee Stock Purchase Plan by which eligible employees of the Company may authorize payroll deductions up to 4% of their regular base salary to purchase shares of Class A common stock at the fair market value. The Company matches these contributions with an additional contribution equal to 50% of the employee's contribution. Shares are issued on the last day of each calendar quarter. The Company's contributions to the plan were approximately $1,400, $1,250 and $1,100 in 2003, 2002 and 2001, respectively.

> 23. Supplemental Data

Other assets and deferred charges at December 31 include:

	2003	2002
Capitalized software cost, net of amortization	$45,417	$43,805
Deferred borrowing costs, net of amortization	11,912	20,669
Recoverable insurance claims	20	3,633
Equity investment in Wynco, net of distributions	5,971	5,893
Deferred tax assets	15,251	933
Other	17,503	14,883
	$96,074	$89,816

Years Ended December 31,	2003	2002	2001
Depreciation expense	$49,681	$44,565	$33,240
Amortization expense	$45,520	$38,967	$38,349
Interest cost incurred:			
Interest expense	$59,667	$71,496*	$45,467*
Amortization of loan costs	3,941	4,727	6,022
Subtotal	63,608	76,223	51,489
Capitalized interest	167	1,904	2,232
Interest cost incurred	$63,775	$78,127	$53,721
Other income (expense), net:			
Profit-sharing income	$ 9,081	$ —	$ —
Interest income	605	1,411	3,511
Foreign exchange gains (losses), net	2,467	(5,342)	(3,396)
Litigation/insurance settlements	1,200	561	2,088
Income from Wynco, carried at equity	335	1,013	846
Proceeds from sale of trademark	1,000	—	—
Investment write-off	—	—	(2,535)
Other, net	(2,249)	(573)	(1,119)
	$12,439	$ (2,930)	$ (605)

**Includes interest expense from discontinued operations of $11 and $7 in 2002 and 2001, respectively.*

(In thousands, except share data)

Supplemental cash flow information

	2003	2002	2001
Cash paid for interest (net of amount capitalized)	$54,923	$ 68,693	$ 41,637
Cash paid for income taxes (net of refunds)	$ 2,935	$ 3,116	$ 20,845
Other non-cash operating activities:			
Undistributed earnings of equity subsidiary	$ (78)	$ (655)	$ (381)
Stock option income tax benefits	—	—	478
Non-cash asset write-downs	—	144,756	20,300
Restricted stock amortization	326	—	—
Loss on early extinguishment of debt	6,909	1,791	3,672
Expense for exchange of convertible notes	—	47,961	6,334
	$ 7,157	$193,853	$ 30,403
Other non-cash investing activities:			
Fair value of assets acquired	$ —	$ —	$866,120
Liabilities	—	—	172,472
Cash paid	—	—	693,648
Less cash acquired	—	—	5,759
Net cash paid	$ —	$ —	$687,889
Other non-cash financing activities:			
Exchange of convertible subordinated notes into equity	$ —	$110,000	$101,984

> 24. Information Concerning Business Segments and Geographic Operations

In 1998 the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's reportable segments are the four businesses described in Note 1, (i.e., IG, API, USHP, AH). Each business operates in a distinct business and/or geographic area.

The operations of each segment are evaluated based on earnings before interest and taxes (operating income). Unallocated includes corporate expenses for administration, finance, legal and certain unallocated expenses primarily related to the implementation of a company-wide Enterprise Resource Planning System. Eliminations include inter-segment sales. Geographic revenues represent sales to third parties by country in which the selling legal entity is domiciled. Operating assets directly attributable to business segments are included in identifiable assets (i.e., sum of accounts receivable, inventories, net property, plant and equipment and net intangible assets). Cash, prepaid expenses, and other corporate and non-allocated assets are included in unallocated. For geographic reporting long-lived assets include net property, plant and equipment and net intangibles. Segment data includes immaterial inter-segment revenues. No customer accounts for more than 10% of consolidated revenues.

	Total Revenue	Operating Income	Identifiable Assets	Depreciation and Amortization	Capital Expenditures
2003					
IG	$ 367,766	$ 29,247	$ 618,370	$19,297	$ 2,273
API	124,485	65,651	132,385	7,683	13,059
USHP**	524,666	38,931	938,689	34,960	16,538
Human Pharmaceuticals	1,016,917	133,829	1,689,444	61,940	31,870
Animal Health	295,706	20,133	407,590	16,532	3,985
Discontinued operations*	—	—	—	698	8
Unallocated	—	(39,952)	230,767	16,031	6,756
Profit-sharing income**	(9,081)	(9,081)	—	—	—
Eliminations	(6,257)	(539)	—	—	—
	$1,297,285	$104,390	$2,327,801	$95,201	$42,619

	Total Revenue	Operating Income	Identifiable Assets	Depreciation and Amortization	Capital Expenditures
2002					
IG	$ 319,633	$ 25,806	$ 554,498	$17,343	$ 6,627
API	83,557	38,920	106,504	6,861	10,680
USHP	507,904	66,253	999,667	32,883	21,566
Human Pharmaceuticals	911,094	130,979	1,660,669	57,087	38,873
Animal Health	321,897	(120,941)[d]	457,593	16,075	25,850
Discontinued operations*	—	—	9,463	1,199	1
Unallocated	—	(34,095)	169,199	9,171	9,666
Eliminations	(2,229)	(154)	—	—	—
	$1,230,762	$ (24,211)	$2,296,924	$83,532	$74,390
2001					
IG	$ 257,233	$ 11,991[a]	$ 488,053	$25,502	$ 9,805
API	74,419	32,182[a]	75,629	5,890	5,955
USHP	306,436	(18,867)[b]	1,022,706	12,241	25,174
Human Pharmaceuticals	638,088	25,306	1,586,388	43,633	40,934
Animal Health	335,256	23,638[c]	601,601	20,844	23,518
Discontinued operations*	—	—	13,724	1,690	9
Unallocated	—	(22,995)	188,295	5,422	20,786
Eliminations	(4,058)	31	—	—	—
	$ 969,286	$ 25,980	$2,390,008	$71,589	$85,247

Discontinued operations included for identifiable assets depreciation and amortization and capital expenditures. Discontinued operations have been excluded for IG.

**Profit-sharing income is included in USHP and is classified as Other income in the Consolidated Statement of Operations.*

(a) *2001 includes charges of approximately $4,300 related to the combination of management of IG and API.*

(b) *2001 USHP operating income includes charges of ($44,245) related to the OPB acquisition.*

(c) *Animal Health includes charges to operating income of approximately $9,800 relating to severance and the discontinuance of the Optibreed product line.*

(d) *Animal Health includes charges to operating income of approximately $66,011 related to the write-off of goodwill, asset impairment charges of approximately $37,100, costs associated with facility closings and related asset write-downs of approximately $45,192 and severance charges of approximately $3,852.*

Geographic Information

	Revenues			Long-Lived Identifiable Assets		
	2003	2002	2001	2003	2002	2001
United States	$ 784,800	$ 775,000	$580,100	$ 924,000	$ 959,800	$1,096,400
Norway	85,500	71,700	63,700	77,600	82,700	67,700
Denmark	69,800	48,400	41,200	73,500	59,100	49,000
United Kingdom	115,000	109,500	93,700	195,500	178,300	163,800
Germany	79,700	66,400	60,800	148,900	126,100	107,300
Other foreign (primarily Europe)*	162,485	159,762	129,786	124,641	106,237	109,853
	$1,297,285	$1,230,762	$969,286	$1,544,141	$1,512,237	$1,594,053

Other foreign has been adjusted to exclude discontinued operations.

(In thousands, except share data)

> 25. Selected Quarterly Financial Data (unaudited)

	First Quarter	Second Quarter[a]	Third Quarter	Fourth Quarter[b]	Full Year
2003					
Total revenue	$302,237	$333,018	$315,380	$346,650	$1,297,285
Gross profit	$127,016	$140,033	$118,101	$137,329	$ 522,479
Net income	$ 7,537	$ (4,095)	$ 1,198	$ 12,296	$ 16,936
Earnings per common share					
Basic	$ 0.15	$ (0.08)	$ 0.02	$ 0.24	$ 0.33
Diluted	$ 0.15	$ (0.08)	$ 0.02	$ 0.24	$ 0.32

	First Quarter[d]	Second Quarter	Third Quarter	Fourth Quarter[e]	Full Year
2002					
Total revenue	$270,541	$299,982	$320,094	$340,145	$1,230,762
Gross profit	$108,879	$132,289	$141,913	$142,507	$ 525,588
Net income	$(31,940)	$ 10,159	$ (5,946)	$(71,934)	$ (99,661)
Earnings per common share[c]:					
Basic	$ (0.70)	$ 0.20	$ (0.12)	$ (1.40)	$ (2.00)
Diluted	$ (0.70)	$ 0.20	$ (0.12)	$ (1.40)	$ (2.00)

(a) *The second quarter of 2003 includes pre-tax loss on extinguishment/conversion of debt of $28,408, which is comprised of $22,191 of debt placement fees and $6,217 of deferred debt expense associated with the issuance of $220,000 of 8⅝% Notes.*

(b) *The fourth quarter 2003 includes pre-tax charges of $8,727 related to reorganization, refocus and other actions.*

(c) *The sum of diluted loss per common share does not equal the total for the year in 2002 due to the issuance of stock in the second and fourth quarters.*

(d) *The first quarter of 2002 includes the following pre-tax charges: Exchange of convertible notes of approximately $48,000, $5,357 related to the OPB acquisition (see Note 4), reorganization, refocus and other actions of approximately $2,500, and charges related to the early extinguishment of debt in the first quarter of $727.*

(e) *The fourth quarter of 2002 includes the following pre-tax charges: Approximately $79,500 related to impairment charges under FAS 142, reorganization, refocus and other actions of approximately $49,300 and $3,176 related to the write-off of deferred loan costs incurred in connection with a reduction in the Company's lines of credit.*

> 26. Subsequent Event—Change in Equity Investment

On January 7, 2004, the Company purchased the remaining 50% interest in Wynco, LLC ("Wynco"), an Animal Health product distribution company, that it did not previously own. The purchase price was $4,331, approximately $900 of which is payable over three years, beginning on December 31, 2004. In connection with the acquisition, the Company assumed debt of approximately $6,677. The investment was previously recorded in accordance with the equity method, with the original 50% interest included in the Company's Consolidated Statement of Operations. As of the date of purchase, the Company will consolidate the results of Wynco in the Consolidated Statement of Operations and include all related assets and liabilities in the Consolidated Balance Sheet. Wynco 2003 revenues and operating income were $84,600 and $1,300, respectively. Wynco results include approximately $11,600 derived from the purchase of products from the Company under an exclusive sales agency arrangement, and approximately $1,300 derived from commissions for distribution of the Company's products. In March 2004, the Company entered into an agreement to sell its 100% interest in this distribution company, subject to normal closing conditions. The Company expects to approximately break even on the sale.

> 27. Guarantor and Nonguarantor Condensed Consolidated Financial Information

The following financial information is presented to segregate the parent and certain of its wholly-owned subsidiaries which are guarantors under the Senior Unsecured Notes due 2011 from nonguarantor subsidiaries. The guarantors will jointly and severally, and fully and unconditionally, guarantee the Company's obligation under the Notes. The consolidating financial information presents the consolidating balance sheet as of December 31, 2003 and December 31, 2002 and the related statements of operations and cash flows for the twelve months ended December 31, 2003 and 2002 for:

- Alpharma Inc., the parent;
- The guarantor subsidiaries;
- The nonguarantor subsidiaries; and
- The Company on a consolidated basis.

The information includes elimination entries necessary to consolidate Alpharma Inc., the parent, with guarantor and nonguarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and nonguarantor subsidiaries are presented on a combined basis. The nonguarantor subsidiaries include the discontinued operations. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Separate financial statements for the guarantor subsidiaries and the nonguarantor subsidiaries are not presented because management believes that such financial statements would not be meaningful to investors.

(In thousands, except share data)

Consolidating Balance Sheet

	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
As of December 31, 2003					
Current assets:					
Cash and cash equivalents	$ (3,372)	$ 5,105	$ 56,890	$ —	$ 58,623
Accounts receivable, net	44,293	114,798	99,380	—	258,471
Inventories	75,732	113,240	127,405	(8,567)	307,810
Prepaid expenses and other	14,284	40,408	8,645	3,283	66,620
Assets of discontinued operations	—	—	—	—	—
Intercompany receivables	2,002,901	940,145	1,142,180	(4,085,226)	—
Total current assets	2,133,838	1,213,696	1,434,500	(4,090,510)	691,524
Property, plant & equipment, net	117,751	165,404	198,399	—	481,554
Goodwill	4,912	405,619	303,105	(2,657)	710,979
Intangible assets, net	49,318	179,714	118,638	—	347,670
Investment in subsidiaries	331,762	515,779	—	(847,541)	—
Assets of discontinued operations	—	—	—	—	—
Other assets and deferred charges	35,708	12,231	48,135	—	96,074
Total assets	$2,673,289	$2,492,443	$2,102,777	$(4,940,708)	$2,327,801
Current liabilities:					
Short-term debt	$ —	$ 9,500	$ —	$ —	$ 9,500
Long-term debt, current portion	—	23,660	1,747	—	25,407
Accounts payable and accrued expenses	66,139	114,214	106,198	—	286,551
Accrued and deferred income taxes	16,108	1,930	14,205	—	32,243
Liabilities of discontinued operations	—	—	—	—	—
Intercompany payables	1,086,637	1,846,492	1,152,097	(4,085,226)	—
Total current liabilities	1,168,884	1,995,796	1,274,247	(4,085,226)	353,701
Long-term debt:					
Senior	220,000	348,909	31,787	—	600,696
Convertible subordinated notes	181,553	—	—	—	181,553
Liabilities of discontinued operations	—	—	—	—	—
Deferred income taxes	(37,406)	47,739	14,175	—	24,508
Other non-current liabilities	5,166	1,481	25,604	—	32,251
Stockholders' equity:					
Preferred stock	—	—	—	—	—
Class A Common Stock	8,092	—	—	—	8,092
Class B Common Stock	2,375	—	—	—	2,375
Additional paid-in-capital	1,059,104	12,605	491,137	(503,742)	1,059,104
Deferred stock cost	(2,667)	—	—	—	(2,667)
Retained earnings	(20,181)	85,913	187,792	(273,705)	(20,181)
Accumulated other comprehensive loss	95,784	—	78,035	(78,035)	95,784
Treasury stock, at cost	(7,415)	—	—	—	(7,415)
Total stockholders' equity	1,135,092	98,518	756,964	(855,482)	1,135,092
Total liabilities & stockholders' equity	$2,673,289	$2,492,443	$2,102,777	$(4,940,708)	$2,327,801

Consolidating Balance Sheet

	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
As of December 31, 2002					
Current assets:					
Cash and cash equivalents	$ 1,560	$ 2,621	$ 19,691	$ —	$ 23,872
Accounts receivable, net	31,140	110,210	92,977	—	234,327
Inventories	110,650	113,397	124,181	(4,329)	343,899
Prepaid expenses and other	16,011	33,103	13,091	4,329	66,534
Assets of discontinued operations	—	—	2,797	—	2,797
Intercompany receivables	1,339,495	1,816,831	935,259	(4,091,585)	—
Total current assets	1,498,856	2,076,162	1,187,996	(4,091,585)	671,429
Property, plant & equipment, net	122,915	170,614	188,744	—	482,273
Goodwill	1,250	406,623	264,039	—	671,912
Intangible assets, net	53,098	199,146	122,584	—	374,828
Investment in subsidiaries	822,907	489,672	—	(1,312,579)	—
Assets of discontinued operations	—	—	6,666	—	6,666
Other assets and deferred charges	44,722	12,131	32,963	—	89,816
Total assets	$2,543,748	$3,354,348	$1,802,992	$(5,404,164)	$2,296,924
Current liabilities:					
Short-term debt	$ —	$ 20,000	$ —	$ —	$ 20,000
Long-term debt, current portion	—	26,880	1,712	—	28,592
Accounts payable and accrued expenses	74,014	118,163	108,149	—	300,326
Accrued and deferred income taxes	20,046	(90)	8,480	—	28,436
Liabilities of discontinued operations	—	—	1,247	—	1,247
Intercompany payables	1,285,872	1,797,857	1,007,856	(4,091,585)	—
Total current liabilities	1,379,932	1,962,810	1,127,444	(4,091,585)	378,601
Long-term debt:					
Senior	—	439,389	32,172	—	471,561
Convertible subordinated notes	175,412	200,293	—	—	375,705
Liabilities of discontinued operations	—	—	1,706	—	1,706
Deferred income taxes	(18,922)	39,671	17,957	—	38,706
Other non-current liabilities	5,483	1,133	22,186	—	28,802
Stockholders' equity:					
Preferred stock	—	—	—	—	—
Class A Common Stock	7,978	—	—	—	7,978
Class B Common Stock	2,375	—	—	—	2,375
Additional paid-in-capital	1,046,802	695,449	486,883	(1,182,332)	1,046,802
Retained earnings	(27,797)	15,652	148,544	(164,196)	(27,797)
Accumulated other comprehensive loss	(20,100)	(49)	(33,900)	33,949	(20,100)
Treasury stock, at cost	(7,415)	—	—	—	(7,415)
Total stockholders' equity	1,001,843	711,052	601,527	(1,312,579)	1,001,843
Total liabilities & stockholders' equity	$2,543,748	$3,354,348	$1,802,992	$(5,404,164)	$2,296,924

(In thousands, except share data)

Consolidating Statement of Operations

	Parent	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
For the Year Ended December 31, 2003					
Total revenue	$ 318,661	$508,736	$588,735	$(118,847)	$1,297,285
Cost of sales	215,085	340,351	338,217	(118,847)	774,806
Gross profit	103,576	168,385	250,518	—	522,479
Selling, general and administrative expenses	97,227	140,666	180,521	—	418,414
Operating income (loss)	6,349	27,719	69,997	—	104,065
Interest expense	(56,046)	(5,102)	(2,460)	—	(63,608)
Other income (expense), net	(27,502)	29,264	(23,978)	—	(22,216)
Equity in earnings of subsidiaries	80,974	36,406	—	(117,380)	—
Income before taxes	3,775	88,287	43,559	(117,380)	18,241
Provision (benefit) for income taxes	13,161	(7,313)	(7,153)	—	(1,305)
Net income (loss)	$ 16,936	$ 80,974	$ 36,406	$(117,380)	$ 16,936
For the Year Ended December 31, 2002					
Total revenue	$ 309,170	$507,919	$506,859	$ (93,186)	$1,230,762
Cost of sales	203,473	307,830	287,057	(93,186)	705,174
Gross profit	105,697	200,089	219,802	—	525,588
Selling, general and administrative expenses	234,189	144,222	171,388	—	549,799
Operating income (loss)	(128,492)	55,867	48,414	—	(24,211)
Interest expense	(11,411)	(56,360)	(8,441)	—	(76,212)
Other income (expense), net	(57,268)	3,736	(2,327)	—	(55,859)
Equity in earnings of subsidiaries	30,436	23,699	—	(54,135)	—
Income (loss) before taxes	(166,735)	26,942	37,646	(54,135)	(156,282)
Provision (benefit) for income taxes	(67,074)	(3,494)	7,853	—	(62,715)
Net income (loss) from continuing operations	(99,661)	30,436	29,793	(54,135)	(93,567)
Net discontinued operations	—	—	(6,094)	—	(6,094)
Net income (loss)	$ (99,661)	$ 30,436	$ 23,699	$ (54,135)	$ (99,661)
For the Year Ended December 31, 2001					
Total revenue	$ 330,694	$303,190	$433,475	$ (98,073)	$ 969,286
Cost of sales	217,317	215,063	256,786	(98,073)	591,093
Gross profit	113,377	88,127	176,689	—	378,193
Selling, general and administrative expenses	91,256	108,883	152,074	—	352,213
Operating income (loss)	22,121	(20,756)	24,615	—	25,980
Interest expense	(32,765)	(9,343)	(9,374)	—	(51,482)
Other income (expense), net	(27,027)	17,069	(1,676)	—	(11,634)
Equity in earnings (losses) of subsidiaries	(16,381)	7,818	—	8,563	—
Income (loss) before taxes	(54,052)	(5,212)	13,565	8,563	(37,136)
Provision (benefit) for income taxes	(16,350)	11,169	4,638	—	(543)
Net income (loss) from continuing operations	(37,702)	(16,381)	8,927	8,563	(36,593)
Net discontinued operations	—	—	(1,109)	—	(1,109)
Net income (loss)	$ (37,702)	$(16,381)	$ 7,818	$ 8,563	$ (37,702)

Consolidating Statement of Cash Flows

	Parent	Guarantor	Nonguarantor	Consolidated
For the Year Ended December 31, 2003				
Net cash provided by (used in) operating activities	$ 64,043	$ 40,577	$ 58,347	$ 162,967
Investing Activities:				
Capital expenditures	(7,329)	(16,554)	(18,736)	(42,619)
Proceeds from sale of property	2,355	—	—	2,355
Purchase of businesses & intangibles, net of cash required	(2,093)	(84)	(3,075)	(5,252)
Net cash used in investing activities	(7,067)	(16,638)	(21,811)	(45,516)
Financing Activities:				
Increase (decrease) in short-term debt	—	(10,500)	27	(10,473)
Reduction of senior long-term debt	(319,789)	(2,499)	(1,676)	(323,964)
Proceeds from senior long-term debt	248,000	—	—	248,000
Proceeds from issuance of stock	11,321	—	—	11,321
Change in long-term intercompany rec/pay	8,456	(8,456)	—	—
Change in investment in subsidiaries	—	—	—	—
Change in intercompany dividends	—	—	—	—
Change in treasury stock	—	—	—	—
Payment of debt issuance costs	(576)	—	—	(576)
Dividends paid	(9,320)	—	—	(9,320)
Net cash provided by (used in) financing activities	(61,908)	(21,455)	(1,649)	(85,012)
Net cash flows from exchange rate changes	—	—	2,221	2,221
Increase (decrease) in cash	(4,932)	2,484	37,108	34,660
Cash and cash equivalents at beginning of year	1,560	2,621	19,782	23,963
Cash and cash equivalents at end of period	$ (3,372)	$ 5,105	$ 56,890	$ 58,623
For the Year Ended December 31, 2002				
Net cash provided by (used in) operating activities	$ (7,657)	$ 104,927	$ 64,930	$ 162,200
Investing Activities:				
Capital expenditures	(22,859)	(21,566)	(29,965)	(74,390)
Purchase of businesses & intangibles, net of cash required	(8,843)	6,619	(5,089)	(7,313)
Net cash used in investing activities	(31,702)	(14,947)	(35,054)	(81,703)
Financing Activities:				
Increase (Decrease) in short-term debt	—	19,500	(4,175)	15,325
Reduction of senior long-term debt	—	(106,451)	(10,916)	(117,367)
Proceeds from senior long-term debt	—	31,000	—	31,000
Proceeds from employee stock option and stock purchase plan and other	6,493	—	227	6,720
Change in long-term intercompany rec/pay	15,934	—	(15,934)	—
Change in intercompany dividends & investment in subsidiaries	26,211	(33,426)	7,215	—
Payment of debt issuance costs	580	—	—	580
Dividends paid	(9,235)	—	—	(9,235)
Net cash provided by (used in) financing activities	39,983	(89,377)	(23,583)	(72,977)
Net cash flows from exchange rate changes	—	—	1,549	1,549
Increase (decrease) in cash	624	603	7,842	9,069
Cash and cash equivalents at beginning of year	936	2,018	11,940	14,894
Cash and cash equivalents at end of period	$ 1,560	$ 2,621	$ 19,782	$ 23,963

(continued)

(In thousands, except share data)

Consolidating Statement of Cash Flows *(continued)*

	Parent	Guarantor	Nonguarantor	Consolidated
For the Year Ended December 31, 2001				
Net cash provided by (used in) operating activities	$ (52,541)	$ 139,569	$ 32,356	$ 119,384
Investing Activities				
Capital expenditures	(39,420)	(25,411)	(20,416)	(85,247)
Purchase of businesses & intangibles, net of cash required	—	(645,992)	(18,052)	(664,044)
Other intangibles	(7,928)	(12,827)	(3,090)	(23,845)
Net cash used in investing activities	(47,348)	(684,230)	(41,558)	(773,136)
Financing Activities:				
Increase (decrease) in short-term debt	—	500	4,190	4,690
Reduction of senior long-term debt	(87,000)	(268,282)	(2,792)	(358,074)
Proceeds from long-term debt	822,000	162,000	117	984,117
Proceeds from issuance of stock	5,545	—	—	5,545
Change in long-term intercompany rec/pay	(673,137)	669,851	3,286	—
Change in investment in subsidiaries	15,013	—	(15,013)	—
Change in intercompany dividends	17,855	(17,855)	—	—
Payment of debt issuance costs	(31,610)	—	—	(31,610)
Dividends paid	(7,541)	—	—	(7,541)
Net cash provided by (used in) financing activities	61,125	546,214	(10,212)	597,127
Net cash flows from exchange rate changes	—	—	(1,412)	(1,412)
Increase (decrease) in cash	(38,764)	1,553	(20,826)	(58,037)
Cash and cash equivalents at beginning of year	39,700	465	32,766	72,931
Cash and cash equivalents at end of period	$ 936	$ 2,018	$ 11,940	$ 14,894

Report of Independent Auditors

> To the Stockholders and Board of Directors of Alpharma Inc.:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Alpharma Inc. and Subsidiaries (the "Company") as of December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

As discussed in Note 10 to the consolidated financial statements, the Company changed its method of accounting for certain domestic inventories effective January 1, 2003.

PRICEWATERHOUSECOOPERS LLP

Florham Park, New Jersey
February 27, 2004

Market for Registrant's Common Equity and Related Stockholder Matters

> Market Information

The Company's Class A common stock is listed on the New York Stock Exchange ("NYSE"). Information concerning the 2003 and 2002 sales prices of the Company's Class A common stock is set forth in the table below.

	Stock Trading Price			
	2003		2002	
Quarter	High	Low	High	Low
First	$17.99	$12.22	$27.39	$13.85
Second	$23.33	$17.42	$21.73	$14.43
Third	$22.85	$18.02	$16.18	$ 8.91
Fourth	$20.83	$17.51	$13.53	$ 6.62

As of December 31, 2003 and March 8, 2004 the Company's stock closing price was $20.10 and $19.80 respectively.

> Holders

As of February 27, 2004, there were 718 holders of record of the Company's Class A common stock and A. L. Industrier held all of the Company's Class B common stock. Record holders of the Class A common stock include Cede & Co., a clearing agency which held approximately 97.56% of the outstanding Class A common stock as a nominee.

> Dividends

The Company has declared consecutive quarterly cash dividends on its Class A and Class B common stock beginning in the third quarter of 1984. Quarterly dividends per share in 2003 and 2002 were $.045 per quarter or $.18 per year.

corporate information

Board of Directors

Einar W. Sissener
Former Chief Executive Officer, Chairman of the Board, Chairman, Executive and Finance Committee of the Board (1)

Ingrid Wiik
President and Chief Executive Officer

Glen E. Hess
Partner in the Law Firm of Kirkland & Ellis (1)

Einar Kloster
Former Chairman and Chief Executive Officer and Member of the Group Management Committee of Philips Lighting Holding and Royal Philips Electronics; Former President and Chief Executive Officer of North American Philips Corp., USA

William I. Jacobs
Former Managing Director and Chief Financial Officer of New Power Holdings, Inc.; Former Senior Executive Vice President of MasterCard International, Chairman, Audit and Corporate Governance Committee of the Board (2, 3)

Jill Kanin-Lovers
Senior Vice President, Human Resources of Avon Products, Inc. (3)

Robert Thong
Co-Founder and Officer of NovaSecta; Managing Director of Phizz, Rx (1)

Peter G. Tombros
Chief Executive Officer of VivoQuest Inc., Former President and Chief Executive Officer of Enzon, Inc; Chairman, Compensation Committee of the Board (2, 3)

Farah M. Walters
Former President and Chief Executive Officer of University Hospitals Health System, Inc. and University Hospitals of Cleveland (2)

(1) Executive and Finance Committee (2) Audit and Corporate Governance Committee
(3) Compensation Committee

Stockholder Information

For more information about Alpharma, please contact:

Kathleen B.Makrakis
Vice President
Investor Relations
(201) 947-7774
(800) 299-9159

Or visit our website at
http://www.alpharma.com

Stock Exchange

New York Stock Exchange
NYSE Trading Symbols
Common Stock: ALO
Convertible Notes:
ALO05
ALO06

Transfer Agent and Registrar

EquiServe Trust Company, NA
P.O. Box 43010
Providence, RI 02940-3010

Shareholder Inquiries:
(800) 733-5001
(781) 828-8813 – Fax
http://www.equiserve.com

Auditors

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park, NJ 07932

Form 10-K

The Company's Annual Report on Form 10-K/A, filed with the Securities and Exchange Commission, will be provided without charge, upon written request.

Annual Meeting

The Annual Meeting of Stockholders will be held at 9:00 am on Tuesday, May 25, 2004 at The Hilton Fort Lee, 2117 Rt. 4 East, Fort Lee, NJ 07024.

Designed by Curran & Connors, Inc. / www.curran-connors.com

ALPHARMA